UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 7, 2025

NORWOOD FINANCIAL CORP

(Exact name of registrant as specified in its charter)

Pennsylvania	0-28364	23-2828306
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

717 Main Street, Honesdale, Pennsylvania	18431
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (570) 253-1455

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.10 per share	NWFL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

NORWOOD FINANCIAL CORP

INFORMATION TO BE INCLUDED IN THE REPORT

Item 1.01	Entry into a Definitive Material Agreement.

On July 7, 2025, Norwood Financial Corp (“Norwood Financial”) and its wholly owned subsidiary, Wayne Bank, and PB Bankshares, Inc. (“PB Bankshares”), and its wholly owned subsidiary, Presence Bank, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which PB Bankshares will merge with and into Norwood Financial, with Norwood Financial as the surviving corporation (the “Merger”). Concurrent with the merger, it is expected that Presence Bank will merge with and into Wayne Bank.

Under the terms of the Merger Agreement, each outstanding share of PB Bankshares common stock will be converted into either the right to receive $19.75 in cash or 0.7850 shares of Norwood Financial common stock. The elections as to the consideration to be received by PB Bankshares stockholders, will be subject to the requirement that 80% of the merger consideration will be paid in shares of Norwood Financial common stock, and that the remainder will be paid in cash.

The Merger Agreement has been approved by the boards of directors of each of Norwood Financial and PB Bankshares. Subject to receiving the requisite approval of the Merger Agreement by PB Bankshares’ shareholders, the receipt of the requisite regulatory approvals, and the fulfillment of other customary closing conditions, the parties anticipate that the Merger will close either late in the fourth quarter of 2025 or early first quarter of 2026.

The Merger Agreement contains customary representations and warranties from each of Norwood Financial and PB Bankshares with respect to its and its subsidiaries’ businesses. In addition, the Merger Agreement includes customary covenants, including, among others, (i) covenants by each party relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the effective time of the Merger, (ii) covenants by PB Bankshares relating to PB Bankshares obligation to call a meeting of its shareholders to approve the Merger Agreement, (iii) a covenant by PB Bankshares, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement and (iv) covenants by PB Bankshares not to, subject to certain exceptions, (a) initiate, solicit, induce or encourage or take any action to facilitate (including by providing non-public information) any inquiries or proposals with respect to any acquisition proposals or (b) engage in discussions with third parties relating to any acquisition proposal.

The Merger Agreement may be terminated under certain conditions, including, among others, if the closing of the Merger has not been completed by July 31, 2026. In addition, prior to obtaining shareholder approval of the Merger, PB Bankshares may terminate the Merger Agreement under certain circumstances, including the good faith determination by its board of directors that it has received an unsolicited bona fide “superior proposal,” which remains a superior proposal after any proposed modification of the Merger Agreement, if any, by Norwood Financial. In addition, Norwood Financial may terminate the Agreement if (A) Bankshares fails to hold its shareholder meeting to vote on the Merger Agreement within the time frame set forth in the Merger Agreement, or (B) if Bankshares Board of Directors either (i) fails to recommend that the shareholders of Bankshares vote in favor of the adoption of the Merger Agreement, or (ii) makes a Change in Recommendation (as defined in the Merger Agreement). If the Merger Agreement is terminated under certain circumstances, PB Bankshares must pay a termination fee of $2.4 million.

In addition, PB Bankshares may terminate the Merger Agreement if the price of Norwood Financial’s common stock both (1) declines by more than 20% from its Initial Norwood Market Value (as defined in the Merger Agreement) of $25.77 as of July 3, 2025, as compared to the average over a ten-day trading period ending shortly before closing and (2) declines by more than 20% than any decline in the KBW NASDAQ Regional Bank Index, using the same time periods, unless Norwood Financial adjusts the merger consideration to make up the difference, in which case PB Bankshares will still be required to complete the Merger.

Concurrent with the entering into of the Merger Agreement, PB Bankshares President and CEO, Janak M. Amin, entered into an Employment Agreement and a Non-Competition and Non-Solicitation agreement with Norwood Financial and Wayne Bank. In addition, selected PB Bankshares executives are expected to continue employment with Norwood Financial after completion of the Merger.

Pursuant to the terms of the Merger Agreement, on or immediately after the effective time of the Merger, and subject only to any applicable regulatory approvals and Norwood Financial’s customary background screening and evaluation procedures for potential directors, Norwood Financial will appoint two former non-employee directors of Presence Bank to Norwood Financial’s and Wayne Bank’s Board of Directors. In addition, the other directors of PB Bankshares will be invited to join a regional advisory board.

In connection with the Merger Agreement, the directors and executive officers (in their capacity as shareholders) of PB Bankshares have entered into Voting Agreements pursuant to which they have agreed to vote shares of PB Bankshares common stock owned beneficially or of record by such shareholder in favor of the Merger Agreement and related matters. The foregoing description of the Voting Agreements does not purport to be complete and is qualified entirely by reference to the full text of the Voting Agreements. The forms of these agreements are attached to the Merger Agreement and are incorporated by reference.

The Merger Agreement also contains usual and customary representations and warranties that Norwood Financial and PB Bankshares made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Norwood Financial and PB Bankshares, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between Norwood Financial and PB Bankshares rather than establishing matters as facts.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Form 8-K and which is incorporated herein by reference in its entirety.

Item 7.01	Regulation FD Disclosure.

On July 7, 2025, Norwood Financial released a presentation to investors containing additional information regarding the Merger. The presentation is included in this Report as Exhibit 99.1 and is furnished herewith, and shall not be deemed “filed” for any purpose nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Item 8.01	Other Events.

On July 7, 2025, Norwood Financial and PB Bankshares issued a joint press release announcing the signing of the Merger Agreement. A copy of the press release is filed as Exhibit 99.2 hereto and incorporated by reference herein.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Norwood Financial and PB Bankshares, including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Norwood Financial and PB Bankshares plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of Norwood Financial and PB Bankshares may not be combined successfully, or such combination may take longer than expected; the cost savings from the merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the merger may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger or otherwise; the stockholders of PB Bankshares may fail to approve the merger; the interest rate environment may further compress margins and adversely affect new interest income; the risks associated with continued diversification of assets and adverse changes to credit quality; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Norwood Financial’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Norwood Financial or PB Bankshares or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Norwood Financial and PB Bankshares do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information about the Proposed Transaction

Norwood Financial intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed merger, which will include a prospectus for the offer and sale of Norwood Financial common stock as well as the proxy statement of PB Bankshares for the solicitation of proxies from its shareholders for use at the meeting at which the merger will be considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF PB BANKSHARES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, including the proxy statement/prospectus (when it becomes available) and other relevant documents filed by Norwood Financial with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Norwood Financial Corp, 717 Main Street, Honesdale, Pennsylvania 18431, attention: John M. McCaffery (570) 253-1455, or PB Bankshares, Inc., 185 East Lincoln Highway, Coatesville, Pennsylvania 19320, attention: Mackenzie Jackson, Corporate Secretary, (610) 384-8282.

Norwood Financial, PB Bankshares and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders of PB Bankshares in connection with the proposed merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the proxy statement/prospectus relating to the Transaction. Information concerning Norwood Financial’s directors and executive officers, including their ownership of Norwood Financial common stock, is set forth in its proxy statement previously filed with the SEC on March 18, 2025. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. You may obtain free copies of these documents from Norwood Financial or PB Bankshares using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated July 7, 2025 by and among Norwood Financial Corp, Wayne Bank, PB Bankshares, Inc. and Presence Bank.

99.1	Norwood Financial Corp Investor Presentation, dated July 7, 2025.

99.2	Joint Press Release, dated July 7, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules and certain exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Norwood Financial agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORWOOD FINANCIAL CORP

Date: July 7, 2025	By:	/s/ James O. Donnelly
James O. Donnelly President and Chief Executive Officer (Duly Authorized Representative)

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NORWOOD FINANCIAL CORP,

WAYNE BANK,

PB BANKSHARES, INC.

AND

PRESENCE BANK

Dated as of July 7, 2025

i

AGREEMENT AND PLAN OF MERGER

By and Among

NORWOOD FINANCIAL CORP,

WAYNE BANK,

PB BANKSHARES, INC.

AND

PRESENCE BANK

This AGREEMENT AND PLAN OF MERGER, dated as of the 7th day of July, 2025 (this “Agreement”), by and among Norwood Financial Corp, a Pennsylvania corporation (“Norwood”), Wayne Bank, a Pennsylvania-chartered bank (“Wayne”), PB Bankshares, Inc., a Maryland corporation (“Bankshares”) and Presence Bank, a Pennsylvania chartered stock savings bank (“Presence Bank”) (each, a “Party” and, collectively, the “Parties”).

WITNESSETH THAT:

WHEREAS, the Boards of Directors of Norwood and Bankshares deem it in the best interests of Norwood and Bankshares, respectively, and of their respective shareholders, that Norwood and Bankshares enter into this Agreement pursuant to which Norwood will acquire all of the issued and outstanding shares of capital stock of Bankshares through the merger of Bankshares with and into Norwood (the “Merger”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the transaction shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury regulation section 1.368-2(g);

WHEREAS, Norwood owns all of the issued and outstanding capital stock of Wayne and Bankshares owns all of the issued and outstanding capital stock of Presence Bank, and it is contemplated that, immediately following the Merger, Presence Bank will be merged with and into Wayne with Wayne as the surviving entity (the “Bank Merger”); and

WHEREAS, as a condition and inducement to Norwood’s and Bankshares’s willingness to enter into this Agreement, each member of the Board of Directors of Bankshares has entered into an agreement dated as of the date hereof in the form of Exhibit A, hereto, pursuant to which he or she will vote his or her shares of Bankshares Common Stock in favor of this Agreement and the transactions contemplated hereby (the “Voting Agreement”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, the Parties, intending to be legally bound, agree that all the outstanding shares of common stock of Bankshares will be acquired by Norwood through the merger of Bankshares with and into Norwood and that the terms and conditions of the Merger, the mode of carrying the Merger into effect, including the manner of converting the shares of common stock of Bankshares into shares of the common stock of Norwood, par value $0.10 per share (the “Norwood Common Stock”) and cash, including cash for any fractional shares, shall be as hereinafter set forth.

ARTICLE 1 - THE MERGER

Section 1.1 Consummation of Merger; Closing Date.

(a) On the terms and subject to the conditions set forth in this Agreement, at the Effective Time of the Merger (as defined herein), Bankshares shall be merged with and into Norwood in accordance with the Pennsylvania Business Corporation Law of 1988 (“PBCL”) and the Maryland General Corporation Law (“MGCL”) (the “Merger”), with Norwood as the surviving corporation (hereinafter sometimes called the “Surviving Corporation”). Each share of common stock, par value $0.01 per share, of Bankshares (“Bankshares Common Stock”) outstanding immediately prior to the Effective Time of the Merger (other than shares held by Bankshares (including treasury shares), Norwood or any of their respective wholly-owned subsidiaries (in each case, other than in a fiduciary capacity)) shall, by virtue of the Merger and without any further action by the holder thereof, be converted into and represent the right to receive 0.7850 shares of Norwood Common Stock or $19.75 in cash, without interest (the “Merger Consideration”) as provided in Section 2.1 hereof, and subject to the terms, conditions, limitations and procedures set forth in this Agreement.

(b) The Merger shall be consummated pursuant to the terms and conditions of this Agreement, which has been approved and adopted by each of the Boards of Directors of Norwood, Wayne, Bankshares and Presence Bank.

(c) Subject to the prior satisfaction or waiver of the conditions set forth in Articles 7, 8 and 9 hereof, the Merger shall become effective as of the later of the date and time of filing of a Statement of Merger with the Department of State of the Commonwealth of Pennsylvania and the date and time of filing of Articles of Merger with the Maryland Department of Assessments & Taxation, unless a later date or time is specified as the effective time in the Statement of Merger and the Articles of Merger (such term is heretofore and hereinafter referred to as the “Effective Time of the Merger”). Subject to the terms and conditions hereof, unless otherwise agreed upon by Norwood and Bankshares, the Effective Time of the Merger shall occur on the tenth (10th) business day following the later to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent (as defined herein) of any Regulatory Authority (as defined herein) having authority over the transactions contemplated under this Agreement and the satisfaction of all of the other terms and conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing) and (ii) the date on which the shareholders of Bankshares approve the transactions contemplated by this Agreement.

(d) The closing of the Merger (the “Closing”) shall take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at the principal offices of Norwood at 10:00 a.m. local time on the day that the Effective Time of the Merger occurs, or such other date, time and place as the Parties hereto may agree (the “Closing Date”). Subject to the provisions of this Agreement, at the Closing there shall be delivered to each of the Parties hereto the opinions, certificates and other documents and instruments required to be so delivered pursuant to this Agreement.

Section 1.2 Effect of Merger. At the Effective Time of the Merger, Bankshares shall be merged with and into Norwood and the separate existence of Bankshares shall cease. The articles of incorporation and bylaws of Norwood, as in effect on the date hereof and as otherwise amended prior to the Effective Time of the Merger, shall be the articles of incorporation and bylaws of the Surviving Corporation until further amended as provided therein and in accordance with applicable law. The Surviving Corporation shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a Pennsylvania corporation and shall thereupon and thereafter possess all other privileges, immunities and franchises of a private, as well as of a public nature, of each of the constituent corporations. The Merger shall have the effects set forth in the PBCL and the MGCL. All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, and all choses in action, all and every other interest, of or belonging to or due to each of the constituent corporations so merged shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed. The title to any real estate, or any interest therein, vested in any of the constituent corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the constituent corporations so merged, and any claim, action or proceeding existing or pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place or the Surviving Corporation may be substituted in its place. Neither the rights of creditors nor any liens upon the property of any constituent corporation shall be impaired by the Merger.

Section 1.3 Further Assurances. If, at any time after the Effective Time of the Merger, Norwood shall reasonably consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Norwood its right, title or interest in, to or under any of the rights, properties or assets of Bankshares or any Bankshares Subsidiary (as defined herein) or (ii) otherwise carry out the purposes of this Agreement, Bankshares, the Bankshares Subsidiaries and their officers and directors shall be deemed to have granted to Norwood an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Norwood its right, title or interest in, to or under any of the rights, properties or assets of Bankshares or the Bankshares Subsidiaries or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Norwood are authorized in the name of Bankshares and the Bankshares Subsidiaries or otherwise to take any and all such action.

Section 1.4 Directors and Officers. Except as otherwise set forth herein in Section 6.10, from and after the Effective Time of the Merger, the directors of the Surviving Corporation and officers of the Surviving Corporation shall be those persons serving as directors and officers of Norwood immediately prior to the Effective Time of the Merger.

Section 1.5 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

Section 1.6 Bank Merger. Immediately following the consummation of the Merger, Wayne and Presence Bank will consummate the Bank Merger under which (i) Presence Bank will merge with and into Wayne pursuant to the Bank Plan of Merger in the form of Exhibit B hereto. Wayne shall be the surviving bank in the Bank Merger and, following the Bank Merger, the separate corporate existence Presence Bank shall cease. The Bank Merger shall become effective immediately after the effective time of the Merger. Prior to the Effective Time of the Merger, Bankshares shall cause Presence Bank to execute such certificates of merger and such other documents and certificates as are necessary, required or desirable to make the Bank Merger effective at the time specified in the foregoing sentence.

ARTICLE 2- CONVERSION OF CONSTITUENTS’ CAPITAL SHARES

Section 2.1 Manner of Conversion of Bankshares Common Stock. Subject to the provisions hereof, as of the Effective Time of the Merger and by virtue of the Merger and without any further action on the part of Norwood, Bankshares or the holder of any shares of any of them, the shares of the constituent corporations shall be converted as follows:

(a) Each share of capital stock of Norwood outstanding immediately prior to the Effective Time of the Merger shall, after the Effective Time of the Merger, remain outstanding and unchanged.

(b) Each share of Bankshares Common Stock held by Bankshares (including treasury shares) or by Norwood (or any of their subsidiaries) other than such shares held in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired, and no consideration shall be paid or delivered in exchange therefor.

(c) Except with regard to the shares of Bankshares Common Stock excluded under Section 2.1(b) above, and subject to the limits in Section 2.2 hereof, each issued and outstanding share of Bankshares Common Stock outstanding immediately prior to the Effective Time of the Merger (whether or not subject to restriction) shall be converted into and constitute, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in, and as adjusted pursuant to, Section 2.2 and Section 2.6:

(1) for each such share of Bankshares Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.2 (a “Cash Election”), cash in an amount equal to $19.75, without interest, (the “Cash Consideration”); or

(2) for each such share of Bankshares Common Stock with respect to which an election to receive Norwood Common Stock has been effectively made and not revoked or lost pursuant to Section 2.2 (a “Stock Election”), 0.7850 of a share of Norwood Common Stock (the “Stock Consideration”).

Section 2.2 Election Procedures.

(a) Holders of shares of Bankshares Common Stock may elect to receive either the Stock Consideration or the Cash Consideration (in either case without interest) in exchange for each share of Bankshares Common Stock owned by them in accordance with the procedures and subject to the limitations set forth in this Section 2.2. Shares of Bankshares Common Stock as to which a Cash Election has been made are referred to herein as “Cash Election Shares.” Shares of Bankshares Common Stock as to which a Stock Election has been made are referred to as “Stock Election Shares.” Shares of Bankshares Common Stock as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non-Election Shares.”

(b) Norwood shall prepare a form (the “Election Form”) pursuant to which each holder of Bankshares Common Stock may make an election (“Election”) as to the form of consideration that they desire to receive for their Bankshares Common Stock in the Merger, which shall be, in form and substance, acceptable to both Norwood and Bankshares. Norwood and Bankshares shall mutually determine the timing of the mailing of the Election Form to all Bankshares shareholders so as to permit Bankshares’ shareholders to exercise their right to make their election on or prior to the Election Deadline. “Election Deadline” means the date specified in the Election Form by Norwood (which date shall be mutually agreeable to Bankshares), as the last day on which Election Forms will be accepted; provided, however, that the Election Deadline may not occur on or after the Closing Date. The Election Form and related materials associated with making such Election shall be mailed, together with and on the same date, as the Proxy Statement/Prospectus (as defined herein) is mailed to stockholders of Bankshares (the “Mailing Date”) to each holder of record of Bankshares Common Stock eligible to vote at the Bankshares Stockholders’ Meeting and the Election Form record date will be the same record date as those eligible to vote at the Bankshares Stockholders’ Meeting to approve the Agreement (the “Election Form Record Date”). Such materials associated with the Election Form will include appropriate and customary transmittal materials containing instructions with respect to the surrender of certificates representing shares of Bankshares Common Stock and the receipt of the Merger Consideration contemplated by this Agreement and will require each holder of shares of Bankshares Common Stock to transfer good and marketable title to such shares of Bankshares Common Stock to Norwood, free and clear of all liens, claims and encumbrances (and which shall also specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent), in such form as Bankshares and Norwood shall mutually agree (the “Letter of Transmittal”)). Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section 2.2, (i) to elect to receive the

Cash Consideration for some or all of the shares of Bankshares Common Stock held by such holder, in accordance with Section 2.1(c)(1), or (ii) to elect to receive the Stock Consideration for some or all of such shares, in accordance with Section 2.1(c)(2). A holder of record of shares of Bankshares Common Stock who holds such shares as nominee, trustee or in another representative capacity (a “Stockholder Representative”) may submit multiple Election Forms, provided that each such Election Form covers all the shares of Bankshares Common Stock held by such Stockholder Representative for a particular beneficial owner. Any shares of Bankshares Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.

(c) To be effective, a properly completed Election Form shall be received by the Exchange Agent on or before 5:00 p.m., New York City time, on the Election Deadline. Bankshares shall use commercially reasonable efforts to make available up to two separate Election Forms, or such additional Election Forms as Norwood may permit, to all persons who become holders (or beneficial owners) of Bankshares Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline. Bankshares shall provide to the Exchange Agent all information reasonably necessary for it to perform its duties as specified herein. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Bankshares Common Stock covered by such Election Form, together with a duly executed Letter of Transmittal. If a Bankshares stockholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of Bankshares Common Stock held by such stockholder shall be designated as Non-Election Shares. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. Norwood shall cause the Certificate or Certificates relating to any revoked Election Form to be promptly returned without charge to the person submitting the Election Form to the Exchange Agent. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made. All Elections (whether Cash Elections or Stock Elections) shall be revoked automatically if the Exchange Agent is notified in writing by Norwood or Bankshares, upon exercise by Norwood or Bankshares of its respective or their mutual rights to terminate this Agreement to the extent provided under Article 10, that this Agreement has been terminated in accordance with Article 10.

(d) The number of shares of Bankshares Common Stock to be converted into the right to receive the Stock Consideration shall be equal to 80% of the number of shares of Bankshares Common Stock outstanding as of the Effective Time of the Merger (the “Aggregate Stock Limit”), and the right to receive the Cash Consideration shall be equal to 20% of the number of shares of Bankshares Common Stock outstanding immediately prior to the Effective Time of the Merger (the “Aggregate Cash Limit”).

(e) If the number of Cash Election Shares is less than the Aggregate Cash Limit, then:

(1) all Cash Election Shares shall be converted into the right to receive the Cash Consideration,

(2) Non-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares equal the Aggregate Cash Limit. If less than all of the Non-Election Shares need to be treated as Cash Election Shares, then a sufficient number of Non-Election Shares shall be deemed Cash Election Shares (“Deemed Cash Election Shares”) and Stock Election Shares (“Deemed Share Election Shares”) on a pro rata basis, as described in Section 2.2(h) below, such that the sum of the number of Cash Election Shares plus the number of Deemed Cash Election Shares equals the Aggregate Cash Limit, and all Deemed Share Election Shares shall be treated as Stock Election Shares,

(3) if all of the Non-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares is less than the Aggregate Cash Limit, then the Exchange Agent shall convert on a pro rata basis, as described in Section 2.2(h), below, a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares equals the Aggregate Cash Limit, and all Reallocated Cash Shares will be converted into the right to receive the Cash Consideration, and

(4) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive the Stock Consideration.

(f) If the number of Cash Election Shares is greater than the Aggregate Cash Limit, then:

(1) all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration,

(2) the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Cash Election Shares (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares equals the Aggregate Cash Limit, and all Reallocated Stock Shares shall be converted into the right to receive the Stock Consideration, and

(3) the Cash Election Shares which are not Reallocated Stock Shares shall be converted into the right to receive the Cash Consideration.

(g) If the number of Cash Election Shares is equal to the Aggregate Cash Limit, then subparagraphs (e)(1) and (2) above shall not apply, and all Non-Election Shares and all Stock Election Shares will be converted into the right to receive the Stock Consideration.

(h) In the event that the Exchange Agent is required to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares based on the holder’s aggregate number of Stock Election Shares as a percentage of the total number of all Stock Election Shares. In the event the Exchange Agent is required to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares based on the holder’s aggregate number of Cash Election Shares as a percentage of the total number of all Cash Election Shares.

(i) Notwithstanding any other provision hereof, no fractional shares of Norwood Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. Instead, Norwood will pay to each holder of Bankshares Common Stock who would otherwise be entitled to a fractional share of Norwood Common Stock (after taking into account all certificates formerly representing shares of Bankshares Common Stock delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction of a share of Norwood Common Stock by the average of the closing sale prices of Norwood Common Stock, as reported on The Nasdaq Stock Market for the twenty consecutive trading days ending on the day immediately prior to the Closing Date; provided, however, that in the event Norwood Common Stock does not trade on one or more of the trading days in such period, any such date shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales prices and number of days on which Norwood Common Stock actually traded during such period.

(j) Within seven business days after the Effective Time of the Merger, Norwood shall cause the Exchange Agent to effect the allocation of the Cash Consideration and the Stock Consideration among holders of Bankshares Common Stock and to distribute the Merger Consideration as set forth herein.

Section 2.3 Effectuating Conversion.

(a) On the business day immediately prior to the Effective Time of the Merger, Norwood will deliver or cause to be delivered to Computershare or another third-party agent to be appointed by Norwood and reasonably acceptable to Bankshares (the “Exchange Agent”), in trust for the benefit of the holders of Bankshares Common Stock, certificates representing an aggregate whole number of shares of Norwood Common Stock into which such Bankshares Common Stock are to be converted and an amount of cash equal to the aggregate Cash Consideration to be paid pursuant to Section 2.1 hereof (the “Exchange Fund”). As promptly as practicable after the Effective Time of the Merger, but not later than ten (10) days after the Effective Time of the Merger, the Exchange Agent shall send or cause to be sent to each former holder of record of shares of Bankshares Common Stock who did not previously submit an Election Form or previously revoked such Election Form the Letter of Transmittal for use in exchanging their certificates formerly representing shares of Bankshares Common Stock for the Merger Consideration provided for in this Agreement.

(b) At the Effective Time of the Merger, the stock transfer books of Bankshares shall be closed as to holders of shares of Bankshares Common Stock immediately prior to the Effective Time of the Merger, no transfer of shares of Bankshares Common Stock by any such holder shall thereafter be made or recognized and each outstanding certificate formerly representing shares of Bankshares Common Stock shall, without any action on the part of any holder thereof, no longer represent shares of Bankshares Common Stock and shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) cash in lieu of fractional shares which the shares of Norwood Common Stock represented by such certificate have been converted into the right to receive, as provided by Section 2.2(i), without any interest thereon and (iii) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.3(e), without interest thereon. If, after the Effective Time of the Merger, certificates are properly presented to the Exchange Agent, such certificates shall be exchanged for the Merger Consideration and any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.3(e).

(c) In the event that any holder of record of shares of Bankshares Common Stock as of the Effective Time of the Merger is unable to deliver the certificate which represents such holder’s shares of Bankshares Common Stock, Norwood, in the absence of actual notice that any shares of Bankshares Common Stock theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such holder the Merger Consideration contemplated by this Agreement to which such holder is entitled in accordance with the provisions of this Agreement upon the presentation of all of the following:

(i) an affidavit or other evidence to the reasonable satisfaction of Norwood that any such certificate has been lost, wrongfully taken or destroyed;

(ii) such indemnity, bond or other security as may be reasonably requested by Norwood to indemnify and hold Norwood harmless in respect of such stock certificate(s); and

(iii) evidence to the reasonable satisfaction of Norwood that such holder is the owner of shares of Bankshares Common Stock theretofore represented by each certificate claimed by such holder to be lost, wrongfully taken or destroyed and that such holder is the person who would be entitled to present each such certificate for exchange pursuant to this Agreement.

(d) If the delivery of the Merger Consideration contemplated by this Agreement is to be made to a person other than the person in whose name any certificate representing shares of Bankshares Common Stock surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such certificate surrendered or establish to the reasonable satisfaction of Norwood that such tax has been paid or is not applicable.

(e) No dividends or other distributions declared with respect to Norwood Common Stock shall be paid to the holder of any unsurrendered certificate or certificates representing shares of Bankshares Common Stock entitled to be converted into Norwood Common Stock until the holder thereof shall surrender such certificate or certificates in accordance with this Section 2.3. Following the surrender of such certificate or certificates in accordance with this Section 2.3, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to the whole shares of Norwood Common Stock which the shares of Bankshares Common Stock represented by such certificate or certificates have been converted into the right to receive.

(f) Except as provided herein, the consideration contemplated by this Agreement shall not be paid to the holder of any unsurrendered certificate or certificates representing shares of Bankshares Common Stock, and neither the Exchange Agent nor Norwood shall be obligated to deliver any of the Merger Consideration contemplated by this Agreement until such holder shall surrender the certificate or certificates representing shares of Bankshares Common Stock as provided for by this Agreement. Subject to applicable laws, following surrender of any such certificate or certificates, there shall be paid to the holder of the certificate or certificates formerly representing shares of Bankshares Common Stock, without interest at the time of such surrender, the Merger Consideration.

(g) At any time following nine months after the Effective Time of the Merger, Norwood shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund which has not yet been disbursed to former holders of shares of Bankshares Common Stock, and thereafter, such holders shall be entitled to look to Norwood (subject to abandoned property and escheat laws) with respect to any amounts due upon surrender of their certificates formerly representing shares of Bankshares Common Stock.

(h) Norwood or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of shares of Bankshares Common Stock, such amounts as Norwood (or any Affiliate thereof) or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. Tax law. To the extent that such amounts are properly withheld by Norwood or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the shares of Bankshares Common Stock in respect of whom such deduction and withholding were made by Norwood or the Exchange Agent.

Section 2.4 Determination of Alternative Structures. Bankshares hereby agrees that Norwood may at any time change the method of effecting the Merger; provided, however, that no such changes shall (a) alter or change the amount or kind of the Merger Consideration to be paid to holders of the shares of Bankshares Common Stock, (b) materially impede or delay consummation of the transactions contemplated by this Agreement, or (c) adversely affect the tax treatment of Bankshares’s stockholders as a result of receiving the Merger Consideration or the tax treatment of any Party pursuant to this Agreement.

Section 2.5 Laws of Escheat. If any of the consideration due or other payments to be paid or delivered to the holders of shares of Bankshares Common Stock is not paid or delivered within the time period specified by any applicable laws concerning abandoned property, escheat or similar laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, Norwood or the Exchange Agent shall be entitled to dispose of any such consideration or other payments in accordance with applicable laws concerning abandoned property, escheat or similar laws. Any other provision of this Agreement notwithstanding, none of Bankshares, Norwood, the Exchange Agent, nor any other Person acting on behalf of any of them shall be liable to a holder of shares of Bankshares Common Stock for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar law.

Section 2.6 Anti-Dilution. If Norwood changes the number or kind of shares of Norwood Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction (but excluding by example the issuance of Norwood Common Stock upon the exercise of stock options, the granting of restricted stock shares or the approval of additional Norwood Common Stock issuable in accordance with any new or amended stock compensation plans approved by Norwood stockholders), then the Stock Consideration will be adjusted proportionately to account for such change and all references herein to the term Stock Consideration will be deemed to mean the Stock Consideration as adjusted.

Section 2.7 Absence of Control. It is the intent of the parties hereto that Norwood, by reason of this Agreement, shall not (until consummation of the transactions contemplated hereby) control, directly or indirectly, Bankshares or Presence Bank, or to exercise, directly or indirectly, a controlling influence over the management or policies of Bankshares or Presence Bank.

Section 2.8 Treatment of Stock Options. At the Effective Time of the Merger, each option to acquire shares of Bankshares Common Stock that is outstanding and unexercised immediately prior thereto (“Bankshares Stock Option”) pursuant to the PB Bankshares, Inc. 2022 Equity Incentive Plan (the “Bankshares Equity Plan”) shall automatically become vested and shall be cancelled and, subject to Bankshares’s receipt of an option surrender agreement in the form set forth in the Norwood’s Disclosure Schedule, shall be converted into the right to receive from Norwood a cash payment in an amount, less required withholding taxes, equal to the product of (i) the number of shares of Bankshares Common Stock subject to the Bankshares Stock Option, multiplied by (ii) the amount by which the Cash Consideration (the “Option Payment Amount”) exceeds the exercise price of such Bankshares Stock Option. If the exercise price of a Bankshares Stock Option is greater than the Option Payment Amount, then at the Effective Time of the Merger, such Bankshares Stock Option shall be cancelled without any payment made in exchange therefor. At the election of Norwood, Norwood shall fund the Option Payment Amount and transfer such Option Payment Amount to Bankshares, which shall serve as paying agent on behalf of Norwood: in which case Bankshares shall make such payments to the former option holder, immediately prior to the Effective Time of the Merger, and shall report such payments as compensation on IRS Form W-2 or 1099-NEC, as applicable.

Section 2.9 Treatment of Restricted Stock. At the Effective Time of the Merger, any vesting restrictions on each share of restricted stock units or restricted stock outstanding immediately prior thereto (“Bankshares Restricted Stock”) pursuant to the Bankshares Equity Plan shall automatically lapse and the Bankshares Restricted Stock shall be treated as issued and outstanding shares of Bankshares Common Stock for the purposes of this Agreement, including but not limited to, the provisions of Section 2.1 and Section 2.5. Notwithstanding anything herein to the contrary, Bankshares shall withhold a sufficient amount of Bankshares Restricted Stock necessary to satisfy the tax withholding requirements associated with such vesting of Bankshares Restricted Stock and shall provide the required tax reporting associated with the vesting of such Bankshares Restricted Stock.

Section 2.10 Additional Actions. If, at any time after the Effective Time of the Merger, Norwood or Wayne Bank shall be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Norwood or Wayne Bank its right, title or interest in, to or under any of the rights, properties or assets of the Bankshares or Presence Bank, or (ii) otherwise carry out the purposes of this Agreement, Presence Bank, the Bankshares and any subsidiaries of such entities and their officers and directors shall be deemed to have granted to Norwood and Wayne Bank an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Bankshares or Wayne Bank its right, title or interest in, to or under any of the rights, properties or assets of the Norwood or Presence Bank or any subsidiaries of such entities, or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Norwood or Wayne Bank are authorized in the name of the Bankshares or Presence Bank or otherwise to take any and all such action.

Section 2.11 Exemption from Liability Under Section 16(b). Prior to the Effective Time of the Merger, the Parties shall take all such actions as may be deemed necessary and appropriate to cause (i) any dispositions of shares of Bankshares Common Stock (including derivative securities with respect to such shares) in the Merger by Bankshares personnel who are subject to the reporting requirements of Section 16(a) of the Exchange Act (“Insiders”), or (ii) acquisitions of Norwood Common Stock (including derivative securities with respect to such shares) in the Merger by Bankshares personnel who will be Insiders of Norwood immediately after the Effective Time of the Merger, to be exempt under Rule 16b-3 promulgated under the Exchange Act, in accordance with the No-Action Letter dated January 12, 1999 issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF BANKSHARES AND PRESENCE BANK

Except (i) as disclosed in a disclosure schedule delivered by Bankshares to Norwood concurrently herewith (the “Bankshares Disclosure Schedule”), it being understood that (i) no item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Bankshares Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Bankshares that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect on Bankshares, and (iii) any disclosures made with respect to a section of this Article 3 shall be deemed to qualify (A) any other section of this Article 3 specifically referenced or cross-referenced, and (B) other sections of this Article 3 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections and (ii) for information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure (and as to which nothing in this Agreement shall require disclosure) (“Confidential Supervisory Information”), Bankshares and Presence Bank hereby represent and warrant to Norwood and Wayne as follows as of the date hereof and as of all times up to and including the Effective Time of the Merger:

Section 3.1 Corporate Organization.

(a) Bankshares is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Bankshares has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Bankshares. Bankshares is duly registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the “BHCA”). True and correct copies of the Articles of Incorporation and the Bylaws of Bankshares, each as amended to the date hereof, have been delivered to Norwood, and such Articles of Incorporation and Bylaws are in full force and effect.

(b) Bankshares has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on Bankshares.

(c) Presence Bank is a bank, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Presence Bank is a member in good standing of the Federal Home Loan Bank (“FHLB”) and owns the requisite amount of stock therein. Presence Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted. True and correct copies of the Articles of Incorporation and the Bylaws of Presence Bank, each as amended to the date hereof, have been delivered to Norwood, and such Articles of Incorporation and Bylaws are in full force and effect.

(d) The respective minute books of Bankshares and Presence Bank contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by its shareholders and Boards of Directors (including all committees thereof).

(e) CSB Investments is the only subsidiary of Presence Bank. CSB Investments is duly organized, validly existing and in good standing under the laws of Delaware and was established to hold certain investment securities. CSB Investments has full power and lawful authority to own and hold its properties, to carry on its business as presently conducted and is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state or local) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Bankshares. A true and correct list of all direct and indirect subsidiaries of Bankshares is attached hereto as Bankshares Disclosure Schedule 3.1(e). Such schedule details the jurisdiction of organization, type of entity, percentage ownership and a brief description of the activities conducted by such Bankshares Subsidiary.

Section 3.2 Capitalization.

(a) The authorized capital stock of Bankshares consists of 10,000,000 shares of preferred stock, none of which are issued and outstanding, and 40,000,000 shares of Bankshares Common Stock, of which 2,552,315 are issued and outstanding as of the date hereof, and no shares are held in the treasury of Bankshares as of the date hereof. All of the issued and outstanding shares of Bankshares Common Stock have been duly authorized and validly issued, and all such shares are fully paid and non-assessable, and subject to no preemptive rights and were not issued in violation of any preemptive rights. Except as set forth on Bankshares Disclosure Schedule 3.2(a), there are no outstanding options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of Bankshares.

(b) Bankshares owns, directly, or indirectly, all of the capital stock of Presence Bank and the other Bankshares Subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. All the equity securities of each Bankshares Subsidiary held by Bankshares or the Bankshares Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable. There are no subscriptions, options, commitments, calls or other agreements outstanding with respect to the capital stock of Presence Bank or any other Bankshares Subsidiary. Except for the Bankshares Subsidiaries, Bankshares does not possess, directly or indirectly, any material equity interest in any entity.

Section 3.3 Financial Statements.

(a) Bankshares has previously delivered to Norwood copies of the audited consolidated financial statements of Bankshares as of and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 and the unaudited consolidated financial statements for the three months ended March 31, 2025 (such financial statements, collectively as the “Financial Statements of Bankshares” or “Bankshares Financial Statements”).

(b) The Financial Statements of Bankshares, including the related notes, where applicable (i) have been prepared from, and are in accordance with, the books and records of Bankshares and the Bankshares Subsidiaries, (ii) fairly present in all material respects the consolidated statements of operations, cash flows, changes in stockholders’ equity and consolidated financial condition of Bankshares and the Bankshares Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied in all material respects with applicable accounting requirements, as of their respective dates of filing, issuance and use, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Bankshares and the Bankshares Subsidiaries have been, since December 31, 2024, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No auditor of Bankshares has resigned (or informed Bankshares that it intends to resign) or been dismissed as independent public accounting firm of Bankshares as a result of or in connection with any disagreements with Bankshares on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure in the past three completed fiscal years.

(c) The records, systems, controls, data and information of Bankshares and the Bankshares Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Bankshares or the Bankshares Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Bankshares. Management of Bankshares has disclosed, based on its most recent evaluation prior to the date hereof, to Bankshares’s auditors and the audit committee of Bankshares’s Board of Directors (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Bankshares’s ability to record, process, summarize and report financial data and have identified for Bankshares’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Bankshares’s internal controls.

(d) Since the December 31, 2024, (i) neither Bankshares nor any of the Bankshares Subsidiaries, nor, to the Knowledge of Bankshares, any director, officer, auditor, accountant or representative of Bankshares or any of the Bankshares Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or, to the Knowledge of Bankshares, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Bankshares or any of the Bankshares Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or written claim that Bankshares or any of the Bankshares Subsidiaries has engaged in accounting or auditing practices inconsistent with GAAP, and (ii) no attorney representing Bankshares or any of the Bankshares Subsidiaries, whether or not employed by Bankshares or any of the Bankshares Subsidiaries, has reported to any Governmental Entity evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Bankshares or any Bankshares Subsidiary or any of their officers, directors or employees.

Section 3.4 Loan Portfolio; Reserves.

(a) Each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) reflected as assets in the Bankshares Financial Statements were (or will be, as the case may be), as of the dates of the applicable financial statements, in all respects (i) made for good, adequate, and valuable consideration in the ordinary course of business, (ii) evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, and (iii) to the extent carried on the books and records as secured loans, secured by valid liens which have been perfected. All such evidences of indebtedness were (or will be, as the case may be), as of the dates of the applicable financial statements, the binding obligations of the respective obligors named therein in accordance with their respective terms, and were not subject to any defenses, setoffs, or counterclaims, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) The allowances for possible loan losses shown on the Financial Statements of Bankshares and the Financial Regulatory Reports of Presence Bank were, and the allowance for possible loan losses to be shown on the Financial Statements of Bankshares and the Financial Regulatory Reports of Presence Bank as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Bankshares and other extensions of credit (including letters of credit or commitments to make loans or extend credit). Neither Bankshares nor Presence Bank has been notified by any bank regulatory agency that its reserves are inadequate or that its practices and policies used in establishing its allowance and in accounting for delinquent and classified assets fail to comply with applicable accounting and regulatory requirements or that regulators or independent auditors believe that such reserves are inadequate or inconsistent with the historical loss experience of Bankshares or Presence Bank.

Section 3.5 Certain Loans and Related Matters. Except as set forth in Bankshares Disclosure Schedule 3.5, neither Bankshares nor any of the Bankshares Subsidiaries is a party to any written or oral: (i) loan agreement, note or borrowing arrangement under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or, to Bankshares’ Knowledge, in default of any other provision as of the date hereof; (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by Bankshares or any of the Bankshares Subsidiaries, should have been classified (whether regulatory or internal) as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “special mention,” “credit risk assets,” “classified,” “criticized,” “watch list,” “concerned loans” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of Bankshares, any Bankshares Subsidiary or any five percent (5%) shareholder of Bankshares, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; (iv) loan where the interest rate terms have been reduced, principal reduced and/or the maturity extended due to concerns about the borrower’s ability to repay; (v) loan where a specific reserve allocation exists in connection therewith; or (vi) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to Bankshares or any of the Bankshares Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by any Regulatory Authority. Schedule 3.5 sets forth each asset of Bankshares or any of the Bankshares Subsidiaries that, as of December 31, 2024, was classified as “Other Real Estate Owned” and the book value thereof. Bankshares Disclosure Schedule 3.5 specifies the name of the borrower, the amount of principal and the unpaid interest outstanding, together with a description of any collateral, for all such loans required to be disclosed.

Section 3.6 Authority; No Violation.

(a) Bankshares and Presence Bank have full corporate power and authority to execute and deliver this Agreement and, subject to the approval of the shareholders of Bankshares and to the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby. The Boards of Directors of Bankshares and Presence Bank have duly and validly approved this Agreement and the transactions contemplated hereby, including the Bank Merger, and have authorized the execution and delivery of this Agreement. Bankshares has directed that this Agreement and the transactions contemplated hereby be submitted to Bankshares’s shareholders for approval and has resolved to recommend its approval at a meeting of such shareholders and, except for the adoption of the Agreement by Bankshares’ shareholders, no other corporate proceeding on the part of Bankshares or Presence Bank is necessary to consummate the transactions contemplated by this Agreement. This Agreement (assuming due authorization, execution and delivery by Norwood and Wayne) constitutes the valid and binding obligation of Bankshares and Presence Bank and is enforceable against Bankshares and Presence Bank in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) Neither the execution and delivery of this Agreement by Bankshares or Presence Bank nor the consummation by Bankshares or Presence Bank of the transactions contemplated hereby, including the Bank Merger, nor compliance by Bankshares or Presence Bank with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Bankshares or the Articles of Incorporation or Bylaws of Presence Bank or any governing documents of any of the other Bankshares Subsidiaries, (ii) assuming that the Consents of the Regulatory Authorities and other approvals referred to in this Agreement are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Bankshares or Presence Bank or any of the other Bankshares Subsidiaries or their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Bankshares or Presence Bank or any of the other Bankshares Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Bankshares, Presence Bank or any of the other Bankshares Subsidiaries is a party, or by which it or any of their properties or assets may be bound or affected, except in the case of clauses (ii) and (iii) as would not constitute a Material Adverse Effect on Bankshares.

Section 3.7 Consents and Approvals. Except for (i) the approval of the shareholders of Bankshares and Presence Bank; (ii) the Consents of the Regulatory Authorities; (iii) the filing of any required applications, filings or notices, as applicable, with FINRA and the approval of such applications, filings and notices, (iii) the filing with the SEC of the Proxy Statement/Prospectus and of the Form S-4 Registration Statement and declaration of effectiveness of the Form S-4 Registration Statement, (iv) the filing of a Statement of Merger with the Pennsylvania Corporation Bureau and Articles of Merger with the Maryland Department of Assessments and Taxation, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Norwood Common Stock pursuant to this Agreement, and (vi) as set forth in Bankshares Disclosure Schedule 3.7, no Consents of any person are necessary in connection with the execution and delivery by Bankshares and Presence Bank of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby. Except as set forth in Bankshares Disclosure Schedule 3.7, as of the date hereof, Bankshares and Presence Bank have no Knowledge of any reason why the necessary Consents of the Regulatory Authorities will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

Section 3.8 Broker’s Fees. Except for Stephens Inc., whose engagement letter is set forth in Bankshares Disclosure Schedule 3.8, none of Bankshares, any Bankshares Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 3.9 Absence of Certain Changes or Events. Except as set forth in Bankshares Disclosure Schedule 3.9, since December 31, 2024, there has not been (a) any declaration, payment or setting aside of any dividend or distribution (whether in cash, stock or property) in respect of shares of Bankshares Common Stock or (b) any change or any event involving a prospective change in the financial condition, results of operations or business of Bankshares, or a combination of any such change(s) and any such event(s), which has had, or is reasonably likely to have, a Material Adverse Effect on Bankshares, and no fact or condition exists as of the date hereof which would reasonably be expected to cause any such event or change in the future.

Section 3.10 Legal Proceedings; Etc.

(a) Neither Bankshares nor any of the Bankshares Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Bankshares or any of the Bankshares Subsidiaries, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against Bankshares or any of the Bankshares Subsidiaries challenging the validity of the transactions contemplated by this Agreement. There is no proceeding, claim, action or governmental investigation pending or, to the Knowledge of Bankshares or any of the Bankshares Subsidiaries, threatened against Bankshares or any of the Bankshares Subsidiaries; no judgment, decree, injunction, rule or order of Governmental Entity or arbitrator is outstanding against Bankshares or any of the Bankshares Subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect on Bankshares; there is no default (or an event which, with notice or lapse of time, or both, would constitute a default) by Bankshares or any of the Bankshares Subsidiaries under any contract or agreement to which any of them is a party which has had, or is reasonably likely to have, a Material Adverse Effect on Bankshares; and, neither Bankshares nor any of the Bankshares Subsidiaries is a party to any agreement, order or memorandum in writing by or with any Regulatory Authority restricting the operations of Bankshares or any of the Bankshares Subsidiaries, and neither Bankshares nor any of the Bankshares Subsidiaries has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such order or memorandum in the future.

(b) There are no actions, suits, claims, proceedings or investigations of any kind pending or, to Bankshares’ Knowledge, threatened against any of the directors or officers of Bankshares or any of the Bankshares Subsidiaries in their capacities as such, and no director or officer of Bankshares or any of the Bankshares Subsidiaries currently is being indemnified or seeking to be indemnified by Bankshares or any of the Bankshares Subsidiaries pursuant to applicable law or their governing documents.

Section 3.11 Taxes and Tax Returns.

(a) Bankshares and Bankshares Subsidiaries have filed all income and other material Tax Returns that they were required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared, in all material respects, in compliance with all applicable laws and regulations. All Taxes due and owing by Bankshares and Bankshares Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Bankshares or Bankshares or such Bankshares Subsidiary is contesting in good faith or which have not been finally determined. Except as set forth in Bankshares Disclosure Schedule 3.11(a), none of Bankshares or any of Bankshares Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and neither Bankshares nor any Bankshares Subsidiaries currently has any open tax years other than those with respect to which the statute of limitations has not expired. No claim has ever been made by an authority in a jurisdiction where Bankshares or any of Bankshares Subsidiaries does not file material Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Bankshares or any Bankshares Subsidiary.

(b) The unpaid Taxes of Bankshares and Bankshares Subsidiaries did not, as of the most recent audited consolidated balance sheet, exceed the reserve for actual Taxes (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) which has been separately disclosed on the most recent audited consolidated balance sheet, and as of the Closing Date, will not exceed the reserve for actual Taxes (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) which has been separately disclosed on the most recent audited consolidated balance sheet. Neither Bankshares nor any Bankshares Subsidiaries will incur any liability for Taxes from the date of the most recent audited consolidated balance sheet through the Closing Date other than in the ordinary course of business and consistent with reasonable prior practice or as a result of the transactions contemplated by this Agreement.

(c) The deferred Tax assets and liabilities of Bankshares and the Bankshares Subsidiaries have been recorded on the ledgers of Bankshares in accordance with GAAP based on the expected future tax consequences of temporary differences between the financial reporting and Tax bases of assets and liabilities, computed using the enacted Tax rates in effect for the years in which those Tax assets or liabilities are expected to be realized. Uncertain Tax positions have been identified by Bankshares and Bankshares has established a valuation allowance against deferred Tax assets, if needed, to reduce the amount of such deferred Tax assets to the amount expected to be realized.

(d) Since December 31, 2024, each of Bankshares and Bankshares Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party, and has timely complied with all applicable information reporting requirements.

(e) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or, to the Knowledge of Bankshares, are pending with respect to Bankshares or any of Bankshares Subsidiaries. None of Bankshares or any of Bankshares Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Bankshares or any Bankshares Subsidiary has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Bankshares or any of Bankshares Subsidiaries.

(f) Bankshares has provided Norwood with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Bankshares and Bankshares Subsidiaries for taxable periods ended December 31, 2023, 2022, 2021, 2020, 2019 and 2018. Bankshares has delivered to Norwood correct and complete copies of all statements of deficiencies assessed against or agreed to by Bankshares or any of the Bankshares Subsidiaries filed for the years ended December 31, 2023, 2022, 2021, 2020, 2019 and 2018. Each of Bankshares and Bankshares Subsidiaries has timely and properly taken such actions in response to and in compliance with notices Bankshares or any Bankshares Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(g) None of Bankshares or any of Bankshares Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(h) None of Bankshares or any of Bankshares Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Each of Bankshares and Bankshares Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax withholding the meaning of Code Section 6662. Except as set forth in Bankshares Disclosure Schedule 3.11(h), none of Bankshares or any of Bankshares Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. None of Bankshares or any of Bankshares Subsidiaries (i) has been a member of any consolidated, affiliated or unitary group of corporations for any Tax purposes, or (ii) has any liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than Bankshares or such Bankshares Subsidiary) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(i) Neither of Bankshares nor any of Bankshares Subsidiaries shall be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(j) None of Bankshares or any of Bankshares Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) None of Bankshares or any of Bankshares Subsidiaries has participated in a listed transaction within the meaning of Reg. Section 1.6011-4 (or any predecessor provision) and Bankshares has not been notified of, or to Bankshares’s Knowledge has participated in, a transaction that is described as a “reportable transaction” within the meaning of Reg. Section 1.6011-4(b)(1).

(l) None of Bankshares or any of Bankshares Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of any Governmental Entity.

(m) None of Bankshares or any of Bankshares Subsidiaries has, or to Bankshares’s Knowledge has ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

(n) Except as set forth on Bankshares Disclosure Schedule 3.11(n), none of Bankshares or any of Bankshares Subsidiaries has deferred payroll taxes or availed itself of any of the tax deferred credits or benefits pursuant to the CARES Act or otherwise taken advantage of any change in applicable legal requirements in connection with the COVID-19 pandemic that has the result of temporarily reducing (or temporarily delaying the due date of) otherwise applicable payment obligations.

(o) Except as set forth at Bankshares Disclosure Schedule 3.11(o), neither Bankshares nor any of the Bankshares Subsidiaries has made any payment, is obligated to make any payment or is a party to any contract, agreement or other arrangement that could obligate it to make any payment that would exceed the amounts that are eligible to be a deduction under Section 280G or 162(m) of the Code (or any corresponding provisions of state, local or foreign tax law). Bankshares has made available to Norwood, correct and complete copies of Section 280G calculations (whether or not final) with respect to any “disqualified individual” as such term is defined at Section 280G of the Code in connection with the transactions contemplated hereby. Set forth at Bankshares Disclosure Schedule 3.11(o) are executed amendments (if any) to the employment agreements and change in control agreements between Presence Bank and each disqualified individual executed simultaneous to or prior to the date of this Agreement providing that payments that may be made in accordance with each such agreement will not exceed the amounts that are eligible to be a deduction by Bankshares, Presence Bank or successors thereto under Section 280G of the Code with respect to the transactions contemplated by this Agreement.

Section 3.12 Employee Benefit Plans.

(a) Bankshares Disclosure Schedule 3.12(a) contains a list of all written and unwritten pension, retirement, profit-sharing, thrift, savings, deferred compensation, stock option, employee stock ownership, employee stock purchase, restricted stock, severance pay, retention, vacation, bonus or other incentive plans, all consulting, severance and retention agreements, all other written employee programs, arrangements or agreements, all medical, vision, dental, disability, life insurance, long-term care, workers’ compensation, employee assistance or other health or welfare plans, and all other employee benefit or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Bankshares, any Bankshares Subsidiary or any of its ERISA Affiliates for the benefit of employees, former employees, retirees, dependents, spouses, directors, former directors, independent contractors or other beneficiaries of Bankshares and under which employees, former employees, retirees, dependents, spouses, directors, former directors or other beneficiaries of Bankshares or Bankshares Subsidiaries are eligible to participate (collectively, the “Bankshares Benefit Plans”). Such Bankshares Benefit Plans shall also include any such plans or arrangements between Bankshares or any Bankshares Subsidiaries and any former employees, retirees, dependents, spouses, former directors, independent contractors or other beneficiaries of any prior entity previously acquired by Bankshares or any Bankshares

Subsidiaries through merger or consolidation or similar transactions for which Bankshares or Bankshares Subsidiaries have or would reasonably be expected to have an obligation, financial or otherwise, to any such individuals. Bankshares has furnished or otherwise made available to Norwood true and complete copies of (i) the plan documents and summary plan descriptions for each written Bankshares Benefit Plan, (ii) a summary of each unwritten Bankshares Benefit Plan (if applicable), (iii) the annual report (Form 5500 series) for the three (3) most recent years for each Bankshares Benefit Plan (if applicable), (iv) the actuarial valuation reports with respect to each tax-qualified Bankshares Benefit Plan that is a defined benefit plan for the three (3) most recent years, (v) all related trust agreements, insurance contracts or other funding agreements which implement the Bankshares Benefit Plans (if applicable), (vi) the most recent IRS determination letter with respect to each tax-qualified Bankshares Benefit Plan (or, for a Bankshares Benefit Plan maintained under a pre-approved prototype or volume submitter plan, the IRS determination letter on such pre-approved plan), (vii) a copy of the securities acquisition loan between the Presence Bank Employee Stock Ownership Plan Trust and Bankshares, including the loan amortization schedule, and (viii) all substantive correspondence relating to any liability of or non-compliance relating to any Bankshares Benefit Plan addressed to or received from the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation (“PBGC”) or any other Governmental Entity within the past five (5) years.

(b) Bankshares Disclosure Schedule 3.12(b) identifies each Bankshares Benefit Plan that may be subject to Section 409A of the Code (“Bankshares Non-qualified Deferred Compensation Plan”), the aggregate amounts deferred, if any, and per-participant aggregate deferrals, under each such Bankshares Non-qualified Deferred Compensation Plan as of the date specified therein. Each Bankshares Non-qualified Deferred Compensation Plan has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and would not reasonably be expected to result in any tax liabilities or penalties to the Bankshares or any of Bankshares Subsidiaries or any employee of Bankshares or any of Bankshares Subsidiaries for non-compliance.

(c) All Bankshares Benefit Plans have been administered and maintained in compliance, in all material respects, with their respective terms (and have been established, operated and administered in all material respects in accordance with) the applicable terms of ERISA, the Code and any other applicable laws. Each Bankshares Benefit Plan governed by ERISA that is intended to be a qualified retirement plan under Section 401(a) of the Code has either (i) received a favorable determination letter from the IRS (and Bankshares is not aware of any circumstances likely to result in revocation of any such favorable determination letter) or timely application has been made therefore, or (ii) is maintained under a prototype plan which has been approved by the IRS and is entitled to rely upon the IRS National Office opinion letter issued to the prototype plan sponsor. To the Knowledge of Bankshares or the Bankshares Subsidiaries, there exists no fact which would reasonably be expected to adversely affect the qualification of any of the Bankshares Benefit Plans intended to be qualified under Section 401(a) of the Code, or any threatened or pending claim against any of the Bankshares Benefit Plans or their fiduciaries by any participant, beneficiary or Governmental Entity.

(d) Except as set forth on Bankshares Disclosure Schedule 3.12(d), no “defined benefit plan” (as defined in Section 414(j) of the Code) has been maintained at any time by Bankshares, any Bankshares Subsidiary or any of its ERISA Affiliates for the benefit of the employees or former employees of Bankshares or any of the Bankshares Subsidiaries. Bankshares Disclosure Schedule 3.12(d) sets forth an estimate of any financial reporting expense that would be incurred by such plan upon the termination of any such defined benefit plan set forth therein assuming a termination date of December 31, 2024.

(e) Within the last six (6) years, none of Bankshares, any Bankshares Subsidiary nor any of its ERISA Affiliates maintained or had any obligation to contribute to a Bankshares Benefit Plan which is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and within the last six (6) years neither Bankshares nor any of its ERISA Affiliates has incurred any withdrawal liability within the meaning of Section 4201 of ERISA to any such “multiemployer plan.” With respect to each Bankshares Benefit Plan or any other ongoing, frozen or terminated “single employer plan” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Bankshares, any Bankshares Subsidiary, or any of its ERISA Affiliates, (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event has occurred within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived, (iii) all premiums required to be paid to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Bankshares or any Bankshares Subsidiary, (v) the PBGC has not instituted proceedings to terminate any such plan, and (vi) no other event or condition exists that could reasonably be expected to result in the imposition of any liability on Bankshares or any of its ERISA Affiliates under such provisions or that could reasonably be expected to have an adverse effect on Norwood or Wayne.

(f) Bankshares has complied in all material respects with the notice and continuation requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”), and the regulations thereunder. All reports, statements, returns and other information required to be furnished or filed with respect to Bankshares Benefit Plans have been timely furnished, filed or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Code, and they are true, correct and complete. Records with respect to Bankshares Benefit Plans have been maintained in compliance with Section 107 of ERISA. Neither Bankshares nor any other fiduciary (as that term is defined in Section 3(21) of ERISA) with respect to any of Bankshares Benefit Plans has any liability for any breach of any fiduciary duties under Sections 404, 405 or 409 of ERISA.

(g) Bankshares has not, with respect to any Bankshares Benefit Plan, nor, to Knowledge of Bankshares, has any administrator of any Bankshares Benefit Plan, the related trusts or any trustee thereof, engaged in any prohibited transaction which would subject Bankshares, any ERISA Affiliate of Bankshares, or any Bankshares Benefit Plan to a tax or penalty on prohibited transactions imposed by ERISA, Section 4975 of the Code, or to any other liability under ERISA. All contributions required to be made to any Bankshares Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Bankshares Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Bankshares and any Bankshares Subsidiary.

(h) Except as set forth on Bankshares Disclosure Schedule 3.12(h), neither Bankshares nor any Bankshares Subsidiary have any liability or obligation for post-termination of service or post-retirement health, medical, long-term care, life insurance or other benefits or perquisites for retired, former, current employees or directors, or beneficiaries or dependents thereof under any Bankshares Benefit Plan other than any benefits required under COBRA or similar state laws.

(i) Except as set forth on Bankshares Disclosure Schedule 3.12(i), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including severance or termination pay) becoming due to any director, employee or other service provider of Bankshares or any Bankshares Subsidiary from or under any Bankshares Benefit Plan, (B) increase any benefits otherwise payable under any Bankshares Benefit Plan (C) result in any acceleration of the time of payment or vesting of any such benefit, or trigger any payment or funding obligation through a grantor trust or otherwise of such compensation or benefits, or (D) result in any breach or violation of, or a default under, any Bankshares Benefit Plan. Except as set forth (with detailed calculations) on Bankshares Disclosure Schedule 3.12(i), no payment which is or may be made by, from or with respect to any Bankshares Benefit Plan, either alone or in conjunction with any other payment will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code on which an excise tax under Section 4999 of the Code is payable or will or could reasonably be expected to, either individually or collectively, provide for any payment by Bankshares or any of its ERISA Affiliates that would not be deductible under Code Section 162(m). No Bankshares Benefit Plan provides for the indemnification, gross-up or reimbursement of any taxes which may be incurred by a participant under any such plan with respect to Sections 409A or 4999 of the Code, or otherwise as a result of the transactions contemplated hereby.

(j) Except as set forth on Bankshares Disclosure Schedule 3.12(j), the actuarial present values of all benefits obligations with respect to the Bankshares Non-qualified Deferred Compensation Plans (including entitlements under any executive compensation, director plans or supplemental retirement plan) of employees, former employees, directors and former directors and their respective beneficiaries of Bankshares (including any predecessor entities), other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Code or Section 302 of ERISA, have been fully reflected on the Financial Statements of Bankshares to the extent required by and in accordance with GAAP. Additionally, Bankshares Disclosure Schedule 3.12(j) sets forth the actuarial present values of all projected benefits obligations with respect to the Bankshares Non-qualified Deferred Compensation Plans (including entitlements under any executive compensation, director plans or supplemental retirement plan) of employees, and former employees, directors and former directors and their respective beneficiaries of Bankshares or Bankshares Subsidiaries (including any predecessor entities), including any such obligations that will become vested or will accelerate as a result of the Merger or the termination of service of such individuals upon the Effective Time of the Merger assuming that such Effective Time of the Merger is as of the date stated.

(k) There is not, and has not been, any trust or fund maintained by or contributed to by Bankshares or Bankshares Subsidiaries or its employees to fund an employee benefit plan which would constitute a Voluntary Employees’ Beneficiary Association or a “welfare benefit fund” within the meaning of Section 419(a) of the Code.

(l) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations or other actions that have been asserted or instituted and no set of circumstances exists that may reasonably be likely to give rise to any such claim or lawsuit, against the Bankshares Benefit Plans, any fiduciaries thereof with respect to their duties to the Bankshares Benefit Plans or the assets of any of the trusts under any of the Bankshares Benefit Plans, that could reasonably be expected to result in any liability of Bankshares or any Bankshares Subsidiaries to the PBGC, the IRS, the Department of Labor, any multiemployer plan within the meaning of Section 414(f) of the Internal Revenue Code), a multiple employer plan within the meaning of Section 413(c) of the Internal Revenue Code), any participant in a Bankshares Benefit Plan, or any other party.

(m) None of Bankshares, any Bankshares Subsidiary, any Bankshares Benefit Plan or any employee, administrator or agent thereof, is or has been in material violation of any applicable transaction code set rules under HIPAA §§ 1172-1174 or the HIPAA privacy rules under 45 CFR Part 160 and subparts A and E of Part 164. No penalties have been imposed on Bankshares, any Employee Benefit Plan, or any employee, administrator or agent thereof, under HIPAA § 1176 or § 1177. For purposes of this Agreement, “HIPAA” means the provisions of the Code and ERISA as enacted by the Health Insurance Portability and Accountability Act of 1996.

(n) Bankshares and the Bankshares Subsidiaries have obtained the written consent of each director and employee on whose behalf bank owned life insurance (“BOLI”) has been purchased. Bankshares and the Bankshares Subsidiaries have taken all actions necessary to comply with applicable law in connection with all purchases of BOLI. Bankshares Disclosure Schedule 3.12(n) sets forth all BOLI owned by Bankshares or any Bankshares Subsidiary, a breakdown of the cash surrender values on each policy, the beneficiaries of such policy and a list of the lives insured thereunder.

(o) To the knowledge of Bankshares, no current or former employee or independent contractor of Bankshares or any of the Bankshares Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation, including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation, or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation, to: (i) Bankshares or any of the Bankshares Subsidiaries or (ii) any former employer or engager of any such individual relating to (A) the right of any such individual to work for Bankshares or any of the Bankshares Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.

(p) All contributions, payments, premiums and other obligations required to be made under the terms of any Bankshares Benefit Plan or an agreement with any current or former employees of Bankshares, Presence Bank, or any Bankshares Subsidiaries (collectively “Bankshares Employees”) have been timely made or have been accurately reflected on the Financial Statements of Bankshares. All such contributions and premiums have been fully deducted for income tax purposes, and no such deduction has been challenged or disallowed by any Governmental Entity, and no event has occurred and no condition or circumstance has existed that could give rise to any such challenge or disallowance.

(q) Bankshares, Presence Bank and other Bankshares Subsidiaries and each Bankshares Benefit Plan are in compliance, in all material respects, with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, and the guidance and regulations issued under each of the foregoing.

(r) Other than as set forth in Bankshares Disclosure Schedule 3.12(r), the execution of this Agreement, Bankshares shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement (either alone or together with any other event) will not (i) entitle any Bankshares Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Bankshares Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Bankshares Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of Bankshares or Presence Bank, or after the consummation of the transactions contemplated hereby, Norwood, the Surviving Corporation or the surviving bank in the Bank Merger, to merge, amend, or terminate any of the Bankshares Benefit Plans, or (vi) result in payments that would not be deductible under Section 162(m) of the Code.

Section 3.13 Title and Related Matters.

(a) Except as disclosed in Schedule 3.13(a), Bankshares and the Bankshares Subsidiaries have good and marketable title to all material consolidated real and personal properties and assets reflected in the Financial Statements of Bankshares as of December 31, 2024 or acquired subsequent to the date thereof, (other than property and assets disposed of in the ordinary course of business), free and clear of all liens or encumbrances of any kind whatsoever; provided, however, that the representations and warranties contained in this sentence do not cover Liens that: (i) are reflected in the Financial Statements of Bankshares or in Schedule 3.13(a); (ii) represent liens for current taxes not yet due or which, if due, may be paid without penalty, or which are being contested in good faith by appropriate proceedings; and (iii) represent such imperfections of title, liens, encumbrances, zoning requirements and easements, if any, as are not substantial in character, amount or extent and do not detract from the value, or interfere with the present use, of the properties and assets subject thereto. The material structures and other improvements to real estate, furniture, fixtures and equipment reflected in the Financial Statements of Bankshares as of December 31, 2024, or acquired subsequent to the date thereof: (A) are in good operating condition and repair (ordinary wear and tear excepted), and (B) comply in all material respects with all applicable laws, ordinances and regulations, including without limitation all building codes, zoning ordinances and other similar laws. Bankshares and the Bankshares Subsidiaries own or have the right to use all real and personal properties and assets that are material to the conduct of their respective businesses as presently conducted.

(b) All agreements pursuant to which Bankshares or any of the Bankshares Subsidiaries leases, subleases or licenses material real or material personal properties from others are valid, binding and enforceable in accordance with their respective terms, and there is not, under any of such leases or licenses, any existing default or event of default, or any event which with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or nonperformance by Bankshares or the Bankshares Subsidiaries or, to their knowledge, any other party thereto, except for defaults which individually or in the aggregate would not have a Material Adverse Effect on Bankshares. Bankshares or one of the Bankshares Subsidiaries has all right, title and interest as a lessee under the terms of each lease or sublease, free and clear of all liens, claims or encumbrances (other than the rights of the lessor) as of the Effective Time of the Merger, and, except as set forth on Bankshares Disclosure Schedule 3.13(b), Norwood shall have the right to assume each lease or sublease pursuant to this Agreement and by operation of law.

Section 3.14 Real Estate.

(a) Bankshares Disclosure Schedule 3.14(a) identifies each parcel of real estate or interest therein owned, leased or subleased by Bankshares or any of the Bankshares Subsidiaries or in which Bankshares or any of the Bankshares Subsidiaries has any ownership or leasehold interest.

(b) Bankshares Disclosure Schedule 3.14(b) lists each and every written or oral lease or sublease, giving the current name, address and telephone number of the landlord or sublandlord and the landlord’s property manager (if any), under which Bankshares or any of the Bankshares Subsidiaries is the lessee of any real property and which relates in any manner to the operation of the businesses of Bankshares or any of the Bankshares Subsidiaries.

(c) None of Bankshares or any of the Bankshares Subsidiaries has violated in any material respect, or is currently in violation in any material respect of, any law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described in Bankshares Disclosure Schedules 3.14(a) and 3.14(b) including, but not limited to any law, regulation or ordinance relating to zoning, building, occupancy, environmental or comparable matter. As to each parcel of real property owned or used by Bankshares or any of the Bankshares Subsidiaries, neither Bankshares nor the respective Bankshares Subsidiary has received notice of any pending or, to the Knowledge of Bankshares or the Bankshares Subsidiary, threatened condemnation proceedings, litigation proceedings or mechanic’s or materialmen’s liens.

Section 3.15 Environmental Matters.

(a) Each of Bankshares’s and Bankshares Subsidiaries’ properties owned or used by Bankshares or the Bankshares Subsidiaries, the Participation Facilities (as defined in Section 11.1 of this Agreement), and, to the Knowledge of Bankshares and Bankshares Subsidiaries, the Loan Properties (as defined in Section 11.1 of this Agreement) are, and have been during the period of Bankshares’s or Bankshares’s Subsidiaries ownership or operation thereof, in compliance, in all material respects, with all applicable Environmental Laws, and to Bankshares’ Knowledge, there are no present circumstances that would reasonably be expected to prevent or interfere with the continuation of such compliance with all applicable Environmental Laws.

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of Bankshares or any of the Bankshares Subsidiaries, threatened before any Governmental Entity in which Bankshares, any of the Bankshares Subsidiaries or any Participation Facility has been or, with respect to threatened action, may be, named as defendant (i) for alleged noncompliance (including by any predecessor), with respect to any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material.

(c) There is no litigation pending or, to the Knowledge of Bankshares or any of the Bankshares Subsidiaries, threatened before any Governmental Entity in respect of such Loan Property in which Bankshares or any of the Bankshares Subsidiaries has been named or, with respect to any threatened actions, is reasonably expected to be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material.

(d) To the Knowledge of Bankshares or any of the Bankshares Subsidiaries, there is no reasonable basis for any action of a type described in Section 3.15(b) and Section 3.15(c) of this Agreement.

(e) During the period of (i) ownership or operation by Bankshares or any of the Bankshares Subsidiaries of any of its current properties, or (ii) participation by Bankshares or any of the Bankshares Subsidiaries in the management of any Participation Facility, and to the Knowledge of Bankshares and any of the Bankshares Subsidiaries, during the period of holding by Bankshares or any of the Bankshares Subsidiaries of a security interest in any Loan Property, there have been no releases of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(f) To the Knowledge of Bankshares or any of the Bankshares Subsidiaries, prior to the period of (i) ownership or operation by Bankshares or any of the Bankshares Subsidiaries of any of its current properties, (ii) participation by Bankshares or any of the Bankshares Subsidiaries in the management of any Participation Facility, or (iii) holding by Bankshares or any of the Bankshares Subsidiaries of a security interest in any Loan Property, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan Property except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(g) To the Knowledge of Bankshares or any Bankshares Subsidiaries, (i) there are no underground storage tanks on, in or under any properties owned or operated by Bankshares or any of the Bankshares Subsidiaries or any Participation Facility and (ii) no underground storage tanks have been abandoned, closed or removed from any properties owned or operated by Bankshares or any of the Bankshares Subsidiaries or any Participation Facility except in compliance with applicable Environmental Law.

(h) Except as disclosed on Bankshares Disclosure Schedule 3.15(h), neither Bankshares nor any Bankshares Subsidiary has conducted or received from other parties any environmental studies during the past ten years (other than disclosed Phase I or Phase II environmental site assessments which did not indicate the presence of Hazardous Materials in the environment under such conditions or in such quantities or concentrations as to require (i) reporting to a Governmental Entity; or (ii) a responsive action, in each case under applicable Environmental Laws) with respect to any property owned, leased or operated by Bankshares or any Bankshares Subsidiary, any Participation Facility or any Loan Property.

Section 3.16 Commitments and Contracts.

(a) Except as set forth in Schedule 3.16(a), as of the date hereof, neither Bankshares nor any of the Bankshares Subsidiaries is a party to or bound by any Material Contract, other than any Bankshares Benefit Plan. Neither Bankshares nor any of the Bankshares Subsidiaries knows of, or has received written, or, to Bankshares’s Knowledge, oral notice of, any violation of a Material Contract by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to Bankshares and the Bankshares Subsidiaries.

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Bankshares: (i) each Material Contract is valid and binding on Bankshares or one of the Bankshares Subsidiaries, as applicable, and in full force and effect, (ii) Bankshares and each of the Bankshares Subsidiaries has performed all material obligations required to be performed by it prior to the date hereof under each Material Contract, (iii) to Bankshares’s Knowledge, each third-party counterparty to each Material Contract has performed all obligations required to be performed by it to date under such Material Contract and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Bankshares or any of the Bankshares Subsidiaries under any such Material Contract.

(c) Except as set forth on Bankshares Disclosure Schedule 3.16(c), (i) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in termination of any of the Material Contracts or modify or accelerate any of the terms of such Material Contracts; and (ii) no consents are required to be obtained and no notices are required to be given in order for the Material Contracts to remain effective, without any modification or acceleration of any of the terms thereof, following the consummation of the transactions contemplated by this Agreement.

Section 3.17 Regulatory Matters; Reports.

(a) Bankshares and each of the Bankshares Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since the December 31, 2024, with any Regulatory Authorities, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, all such reports, registrations and statements filed with a Regulatory Authority complied as to form, in all material respects, with the published rules and regulations of such Regulatory Authority. Except for examinations of Bankshares and the Bankshares Subsidiaries conducted by a Regulatory Authority in the ordinary course of business, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Bankshares, investigation or inquiry into the business or operations of Bankshares or any of the Bankshares Subsidiaries since December 31, 2024. Except as set forth in Disclosure Schedule 3.17(a), there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of Bankshares or any of the Bankshares Subsidiaries.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Bankshares or any of the Bankshares Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be (the “Bankshares SEC Reports”), since December 31, 2024, is publicly available. No such Bankshares SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Bankshares SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Bankshares has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (“Sarbanes”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Bankshares SEC Reports.

(c) Except as set forth in Bankshares Disclosure Schedule 3.17(c), neither Bankshares nor any of the Bankshares Subsidiaries has taken or agreed to take any action or has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consents of any Regulatory Authorities referred to in this Agreement including, without limitation, matters relating to the Bank Secrecy Act and Community Reinvestment Act and protests thereunder. Presence Bank has not received any notice of any planned or threatened objection by any community group to the Merger or the Bank Merger.

Section 3.18 Registration/Repurchase Obligations. Bankshares is not under any obligation, contingent or otherwise, which will survive the Merger to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws or to redeem, repurchase or otherwise acquire any shares of Bankshares Common Stock.

Section 3.19 Antitakeover Provisions. Bankshares and Presence Bank have taken all action required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any moratorium, control share, fair price, affiliate transaction, business combination, or other anti-takeover law or regulation of any state, including, without limitation, applicable Maryland law. Bankshares has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of Bankshares’s Articles of Incorporation and Bylaws concerning business combinations, fair price, voting requirements, constituency requirements and other related provisions. No moratorium, control share, fair price, affiliate transaction, business combination or other form of anti-takeover law or regulation or provision of Bankshares’s Articles of Incorporation or Bylaws is otherwise applicable to this Agreement and the transactions contemplated by this Agreement. In connection with the Merger and the transactions contemplated by this Agreement, holders of shares of Bankshares Common Stock are not entitled to any rights of an objecting stockholder provided under Title 3, Subtitle 2 of the MGCL, “appraisal”, dissenters”, rights to receive “fair value” for stock, or any other similar rights under the MGCL or otherwise. The vote required to approve this Agreement is the affirmative vote of the holders of a majority of the issued and outstanding shares of Bankshares Common Stock entitled to vote thereon.

Section 3.20 Insurance. Bankshares and the Bankshares Subsidiaries are presently insured as set forth on Bankshares Disclosure Schedule 3.20. All such polices are currently in full force and effect. Such policies of insurance are listed and described in Bankshares Disclosure Schedule 3.20.

Section 3.21 Labor Relations; Employment Agreements; Employment Matters.

(a) Neither Bankshares nor any of the Bankshares Subsidiaries is a party to or bound by any collective bargaining agreement. Bankshares and the Bankshares Subsidiaries enjoy good working relationships with their employees, and there are no labor disputes pending, or, to the Knowledge of Bankshares, threatened, that would have a Material Adverse Effect on Bankshares. There are no pending or, to Bankshares’s Knowledge since December 31, 2024, threatened, labor grievances or unfair labor practice claims or charges against Bankshares or any of the Bankshares Subsidiaries, or any strikes or other labor disputes against Bankshares or any of the Bankshares Subsidiaries. Neither Bankshares nor any of the Bankshares Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Bankshares or any of the Bankshares Subsidiaries and, there are no pending or, to the Knowledge of Bankshares, threatened, organizing efforts by any union or other group seeking to represent any employees of Bankshares or any of the Bankshares Subsidiaries.

(b) Except as disclosed in Disclosure Schedule 3.21(b), as of the Effective Time of the Merger, (i) neither Bankshares nor the Bankshares Subsidiaries will have any liability for employee termination rights or payments arising out of any employment contract, change of control agreement or policy, severance agreement or policy, deferred compensation agreement, consulting agreement or similar obligation, in each case including any amendments thereto; and (ii) neither the execution of this Agreement nor the consummation of the Merger shall, by itself, entitle any employee of Bankshares or the Bankshares Subsidiaries to any “change of control” payments or benefits. Except as set forth in Disclosure Schedule 3.21(b), no payment that is owed or may become due to any director, officer, employee, or agent of Bankshares or any Bankshares Subsidiary as a result of the consummation of the Merger will be non-deductible to Bankshares or any Bankshares Subsidiary or subject to tax under the Code, §280G or §4999; nor, except as set forth in Disclosure Schedule 3.21(b), will Bankshares or any Bankshares Subsidiary be required to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person as a result of the consummation of the Merger.

(c) Each of Bankshares and the Bankshares Subsidiaries has, since June 30, 2020, been in compliance, in all material respects, with all applicable laws with respect to employment and employee relations, including those in respect of discrimination, harassment or retaliation in employment, pay equity, terms and conditions of employment, pay rates, termination of employment, wages, hours, overtime pay, vacation, disability, leave, occupational safety and health, COVID-19, employee whistle-blowing, immigration, data protection, employee privacy, employment practices and classification of employees, consultants and independent contractors. Bankshares and the Bankshares Subsidiaries have not engaged in any unfair labor practice, as defined in the National Labor Relations Act or other applicable labor laws or been in breach of any other applicable law. There are no claims, charges, complaints, grievances, disciplinary matters or controversies pending or, to Bankshares’s Knowledge, threatened, between Bankshares, any of the Bankshares Subsidiaries and any of its current or former employees, including any such charges, complaints, grievances, disciplinary matters or controversies that have resulted or could reasonably be expected to result in a legal proceeding. Since June 30, 2020, neither Bankshares nor any Bankshares Subsidiary has received notice from any Governmental Entity responsible for the enforcement of labor or employment laws indicating that it has asserted, or intends to assert, claims or to conduct an investigation with respect to any current or former employees, no such investigation is in progress, and, to Bankshares’s Knowledge, no Governmental Entity intends to or has threatened to conduct such investigation. Since June 30, 2020, neither Bankshares nor any Bankshares Subsidiary has received any notice from, or been subject to any proceeding involving, any Governmental Entity involving a claim that individuals who provided services to Bankshares or a Bankshares Subsidiary as independent contractors should have been classified as “employees” of Bankshares or a Bankshares Subsidiary, or that personnel were incorrectly classified by Bankshares or a Bankshares Subsidiary as exempt or non-exempt, as the case may be, under the Fair Labor Standards Act and any other applicable law.

(d) Except as set forth on Disclosure Schedule 3.21(d), since June 30, 2020, neither Bankshares nor any Bankshares Subsidiary has been a party to any settlement agreement with any current or former director, manager, officer, employee, applicant or other individual service provider resolving allegations of sexual harassment or discrimination. Except as set forth on Disclosure Schedule 3.21(d), since June 30, 2020, there have not been any allegations of sexual harassment or discrimination by or against any current or former director, manager, officer, employee or other individual service provider of Bankshares or a Bankshares Subsidiary, and none are currently pending.

Section 3.22 Compliance with Laws.

(a) Bankshares and each of the Bankshares Subsidiaries hold, and have at all times since December 31, 2024, held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith) and, to the Knowledge of Bankshares, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Bankshares and each of the Bankshares Subsidiaries have complied in all material respects with and, except as set forth on Disclosure Schedule 3.22(a), are not in material default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to Bankshares or any of the Bankshares Subsidiaries, including (to the extent applicable to Bankshares or the Bankshares Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act of 1977, the Interagency Policy Statement on Retail Sales of Non-deposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, Sarbanes, and all applicable agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(b) Without limiting Section 3.22(a), neither Bankshares nor any of the Bankshares Subsidiaries nor, to the Knowledge of Bankshares, any director, officer, employee, agent or other person acting on behalf of Bankshares or any of the Bankshares Subsidiaries has, directly or indirectly, (i) used any funds of Bankshares or any of the Bankshares Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Bankshares or any of the Bankshares Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, to the extent applicable to Bankshares or any Bankshares Subsidiary, (iv) established or maintained any unlawful fund of monies or other assets of Bankshares or any of the Bankshares Subsidiaries, (v) made any fraudulent entry on the books or records of Bankshares or any of the Bankshares Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Bankshares or any of the Bankshares Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Bankshares or any of the Bankshares Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(c) Each of Bankshares and the Bankshares Subsidiaries has complied in all material respects with, and is not in default or violation under, 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board, the OCC or the SEC in connection therewith.

Section 3.23 Transactions with Management. Except as set forth in Schedule 3.23, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Bankshares or any of the Bankshares Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Bankshares or any of the Bankshares Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Bankshares Common Stock (or any of such person’s immediate family members or Affiliates) (other than Bankshares Subsidiaries) on the other hand, of the type required to be reported in any Bankshares SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (a “Related Party Transaction”).

Section 3.24 Derivative Contracts. None of Bankshares or any of the Bankshares Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in Financial Statements of Bankshares which is a financial derivative contract (including various combinations thereof) (“Derivative Contracts”), except for those Derivative Contracts set forth in Bankshares Disclosure Schedule 3.24. All expenses related to such Derivative Contracts will have been properly accrued for prior to Closing and the estimated costs of terminating such Derivative Contracts is disclosed in Bankshares Disclosure Schedule 3.24. All Derivative Contracts whether entered into for its own account, or for the account of one or more of the Bankshares Subsidiaries or their respective customers, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of it or one of the Bankshares Subsidiaries, as the case may be, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect. Neither Bankshares, the Bankshares Subsidiaries, nor any other party thereto, is in breach of any of its obligations under any Derivative Contract. The financial position of Bankshares and the Bankshares Subsidiaries on a consolidated basis under or with respect to each such Derivative Contracts has been reflected in the books and records of Bankshares and such Bankshares Subsidiary in accordance with GAAP consistently applied.

Section 3.25 Deposits. The deposits of Presence Bank are insured up to applicable limits by the FDIC. Except as set forth in Bankshares Disclosure Schedule 3.25, none of the deposits of Presence Bank have been obtained through a “Deposit Broker” as such term is defined in Section 29(g)(1) of the FDIC Act or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any Affiliate of Bankshares or any Bankshares Subsidiary.

Section 3.26 Controls and Procedures.

(a) Bankshares has in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act to allow Bankshares’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Bankshares required under the Exchange Act.

(b) Bankshares has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP as consistently applied by Bankshares, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP as consistently applied by Bankshares and to maintain asset accountability, (ii) access to assets is permitted only in accordance with management’s general or specific authorizations, and (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

Section 3.27 Data Security.

(a) Bankshares and each of the Bankshares Subsidiaries (i) has collected Personal Information in compliance, in all material respects, with all applicable Privacy Laws; (ii) has the requisite consent or other authority under all applicable laws regarding the collection, use, storage, disclosure, or other processing of Personal Information to use, disclose, store, and otherwise process Personal Information, which consent or other authority is sufficient for the business as currently conducted; and (iii) has taken commercially reasonable steps to secure the business data related to Bankshares’s and the Bankshares Subsidiaries’ business from unauthorized access or unauthorized use by any Person. No communication from any Governmental Entity with respect to or alleging non-compliance with any law regarding the collection, use, storage, disclosure or other processing of Personal Information has been received by Bankshares or any of the Bankshares Subsidiaries. A copy of all internally or externally prepared reports or audits that describe or evaluate the information security procedures of Bankshares or the Bankshares Subsidiaries, all material policies related thereto and any failures to comply therewith have been provided to Norwood. Except as set forth on Schedule 3.27(a), to the Knowledge of Bankshares, there has been no unauthorized access gained by any Person to Personal Information held or collected by Bankshares or any Bankshares Subsidiary, their employees, or third party contractors in the course of conducting Bankshares’s and the Bankshares Subsidiaries’ business.

(b) Bankshares and each of the Bankshares Subsidiaries is subject to a written information privacy and security program that maintains commercially reasonable measures to protect the privacy, confidentiality and security of all Personal Information against any (i) loss or misuse of Personal Information, (ii) unauthorized or unlawful operations performed upon Personal Information, or (iii) other act or omission that compromises the security or confidentiality of Personal Information (clauses (i) through (iii), a “Security Breach”). Except as set forth in Schedule 3.27(b), since December 31, 2024, neither Bankshares nor any Bankshares Subsidiary has, to its Knowledge, experienced any Security Breach and there are no data security or other technological vulnerabilities with respect to Bankshares’s or the Bankshares Subsidiaries’ information technology systems or networks.

Section 3.28 Bankshares Information. None of the information relating to Bankshares and the Bankshares Subsidiaries to be provided by Bankshares or the Bankshares Subsidiaries for use in (i) the Registration Statement on Form S-4 to be filed by Norwood in connection with the issuance of shares of Norwood Common Stock pursuant to the Merger, as amended or supplemented (or on any successor or other appropriate form) (“Form S-4”), will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the proxy statement/prospectus contained in the Form S-4, as amended or supplemented, and to be delivered to stockholders of Bankshares in connection with the solicitation of their approval of this Agreement and the transactions contemplated hereby and thereby (“Proxy Statement/Prospectus”), as of the date such Proxy Statement/Prospectus is mailed to stockholders of Bankshares and up to and including the date of the meeting of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

Section 3.29 Deposit Insurance. The deposit accounts of Presence Bank are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the “FDIC Act”). Presence Bank has paid all regular premiums, required prepayments of premiums and special assessments and filed all reports required under the FDIC Act.

Section 3.30 Intellectual Property. Bankshares Disclosure Schedule 3.30 sets forth all (i) trademarks, tradenames, service marks or other trade rights, whether or not registered, and all pending applications for any such registrations, (ii) copyrights, copyrightable materials or pending applications therefore, (iii) trade secrets, (iv) inventions, discoveries, designs and drawings, (v) computer software (excluding any so-called “shrink-wrap” or “click-through” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers), and (vi) patents and patent applications owned or licensed by Bankshares and any of the Bankshares Subsidiaries (collectively, the “Intellectual Property Rights”). Neither Bankshares nor any of the Bankshares Subsidiaries has granted to any Person any license, option or other rights to use in any manner any of its owned Intellectual Property Rights, whether requiring the payment of royalties or not. The Intellectual Property

Rights will not cease to be the rights of Bankshares, or its successor, or be impaired by reason of performance of this Agreement or the consummation of the transactions contemplated hereby. No other Person (i) has notified Bankshares or any of the Bankshares Subsidiaries that such Person claims any ownership or right of use of the Intellectual Property Rights or, (ii) is infringing upon any owned Intellectual Property Rights of Bankshares or any of the Bankshares Subsidiaries. The use of the owned Intellectual Property Rights does not conflict with, infringe upon or otherwise violate the valid rights of any Person. No written notice has been received and not fully resolved and no action has been instituted or, to the Knowledge of Bankshares and the Bankshares Subsidiaries, threatened against Bankshares or any of the Bankshares Subsidiaries alleging that the use of the Intellectual Property Rights infringes upon or otherwise violates the rights of any Person.

Section 3.31 Fairness Opinion. Prior to the execution of this Agreement, Bankshares has received an opinion from Stephens Inc., to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of Bankshares from a financial point of view (the “Fairness Opinion”). Such Fairness Opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.32 Fiduciary Activities. Presence Bank has properly administered all accounts for which it acts or has acted as a fiduciary in all material respects, including but not limited to accounts for which it serves or has served as agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Presence Bank nor any of its respective directors, officers or employees committed any breach of trust with respect to any such fiduciary account and the records of each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.33 Indemnification. Except as set forth in Bankshares Disclosure Schedule 3.33 or the Articles of Incorporation and Bylaws of Bankshares, Bankshares is not a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Bankshares (a “Covered Person”), and, except as set forth in Bankshares Disclosure Schedule 3.33, there are no claims for which any Covered Person would be entitled to indemnification under the Articles of Incorporation and Bylaws of Bankshares, or under the governing documents of any of the Bankshares Subsidiaries, applicable law, regulation or any indemnification agreement.

Section 3.34 Investment Securities.

(a) No investment security or mortgage-backed security held by Bankshares or any of the Bankshares Subsidiaries, were it held as a loan, would, in Bankshare’s reasonable opinion, be classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned,” “special mention,” “credit risk assets,” or any comparable classifications.

(b) Each of Bankshares and the Bankshares Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any liens, except as set forth in the Bankshares Financial Statements or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Bankshares or the Bankshares Subsidiaries. Such securities and commodities are valued on the books of Bankshares in accordance with GAAP in all material respects.

Section 3.35 Reorganization Treatment. Neither Bankshares nor any of the Bankshares Subsidiaries has any reason to believe that any conditions exist that would reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.36 Untrue Statements and Omissions. No representation or warranty contained in Article 3 of this Agreement or in the Bankshares Disclosure Schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.37 State Takeover Laws. No “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder,” “affiliate transactions” or similar provision of any state anti-takeover law (any such laws, “Takeover Statutes”) is applicable to Bankshares or the Bankshares Subsidiaries as a result of this Agreement or any of the other transactions contemplated by this Agreement under the applicable corporate laws of the jurisdiction of their formation or any other law applicable to them.

Section 3.38 Subordinated Indebtedness. Bankshares has performed, or has caused its applicable Bankshares Subsidiary to perform, all of the obligations required to be performed by it and the Bankshares Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto, except as set forth on Section 3.38 of the Bankshares Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

Section 3.39 No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a) No Bankshares Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b) No Bankshares Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Bankshares Subsidiary is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.

Section 3.40 Financial Institutions Bonds. Since January 1, 2020, Bankshares and Presence Bank have continuously maintained in full force and effect one or more financial institutions bonds, as listed in Schedule 3.40, insuring Bankshares, Presence Bank and any other Bankshares Subsidiary against acts of dishonesty by each of their employees. No claim has been made under any such bond, and Bankshares, Presence Bank and any other Bankshares Subsidiary have no Knowledge of any fact or condition presently existing which could reasonably be expected to form the basis of a claim under any such bond. Bankshares, Presence Bank and any other Bankshares Subsidiaries has received no notice that their present financial institutions bond or bonds will not be renewed by its carrier on substantially the same terms as those now in effect.

Section 3.41 Books and Records; Liquidation Account. The respective minute books of Bankshares and Presence Bank have been made available to Norwood and contain complete and accurate records of all meetings and other corporate actions of their respective stockholders and Boards of Directors (including all committees) authorized at such meetings held or taken since December 31, 2024, through the date of this Agreement. Each of Bankshares and Presence Bank has established and has maintained a liquidation account in material compliance with 12 C.F.R. §192.450 and each of Bankshares and Presence Bank has made available to Norwood all applicable records related to the establishment and maintenance of such liquidation accounts.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES OF NORWOOD

Except (i) as disclosed in a disclosure schedule delivered by Norwood to Bankshares concurrently herewith (the “Norwood Disclosure Schedule”), it being understood that (i) no item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Norwood Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Norwood that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect on Norwood, and (iii) any disclosures made with respect to a section of this Article 4 shall be deemed to qualify (A) any other section of this Article 4 specifically referenced or cross-referenced, and (B) other sections of this Article 4 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections and (ii) for Confidential Supervisory Information, Norwood and Wayne hereby represent and warrant to Bankshares and Presence Bank as follows as of the date hereof and as of all times up to and including the Effective Time of the Merger:

Section 4.1 Organization and Related Matters of Norwood.

(a) Norwood is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Norwood has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted and Norwood is licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by Norwood, or the character or location of the properties and assets owned or leased by Norwood makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Norwood. Norwood is duly registered as a bank holding company under the BHCA. True and correct copies of the Articles of Incorporation and the Bylaws of Norwood, each as amended to the date hereof, have been delivered to Bankshares. The Articles of Incorporation and the Bylaws of Norwood are in full force and effect.

(b) Wayne is a commercial bank, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Wayne has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted. True and correct copies of the Articles of Incorporation and the Bylaws of Wayne Bank, each as amended to the date hereof, have been delivered to Bankshares. The Articles of Incorporation and the Bylaws of Wayne Bank are in full force and effect.

(c) Each direct and indirect subsidiary of Norwood (only for purposes of this Section 4.1(c) other than Wayne, but otherwise including Wayne, each a “Norwood Subsidiary” and collectively, the “Norwood Subsidiaries”) is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Norwood Subsidiary has the corporate or requisite power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in all such places where the nature of the business being conducted by each subsidiary or the character or location of the properties and assets owned or leased by each subsidiary make such qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Norwood.

(d) Norwood has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on Norwood.

(e) The respective minute books of Norwood and Wayne contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by its shareholders and Boards of Directors (including all committees thereof).

Section 4.2 Capitalization.

(a) The authorized capital stock of Norwood consists of 20,000,000 shares of Norwood Common Stock, par value $0.10 per share, of which, as of the date hereof, 9,490,505 are issued and outstanding and 229,983 shares are held in the treasury of Norwood and 5,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding. All of the issued and outstanding shares of Norwood Common Stock have been duly authorized and validly issued and all such shares are fully paid and non-assessable, and subject to no preemptive rights and were not issued in violation of any preemptive rights. Except as set forth in Norwood Disclosure Schedule 4.2(a), there are no outstanding options, warrants, commitments or other rights or instruments to purchase or acquire any shares of capital stock of Norwood at the date hereof.

(b) Norwood owns, directly, or indirectly, all of the capital stock of Wayne and the other Norwood Subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. All the equity securities of each Norwood Subsidiary held by Norwood or a Norwood Subsidiary have been duly authorized and are validly issued and outstanding, fully paid and nonassessable. There are no subscriptions, options, commitments, calls or other agreements outstanding with respect to the capital stock of Wayne or any other Norwood Subsidiary. Except for the Norwood Subsidiaries, Norwood does not possess, directly or indirectly, any material equity interest in any entity, except for equity interests in Wayne’s investment portfolio.

(c) The shares of Norwood Common Stock to be issued in exchange for shares of Bankshares Common Stock upon consummation of the Merger in accordance with this Agreement, have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and subject to no preemptive rights.

Section 4.3 Financial Statements.

(a) Norwood has previously delivered to Bankshares copies of the audited consolidated financial statements of Norwood as of and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 and the unaudited consolidated financial statements for the three months ended March 31, 2025 (such financial statements, collectively as the “Financial Statements of Norwood” or “Norwood Financial Statements”).

(b) The Financial Statements of Norwood, including the related notes, where applicable (i) have been prepared from, and are in accordance with, the books and records of Norwood and the Norwood Subsidiaries, (ii) fairly present in all material respects the consolidated statements of operations, cash flows, changes in stockholders’ equity and consolidated financial condition of Norwood and the Norwood Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied in all material respects with applicable accounting requirements, as of their respective dates of filing, issuance and use, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Norwood and the Norwood Subsidiaries have been, since December 31, 2024, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No auditor of Norwood has resigned (or informed Norwood that it intends to resign) or been dismissed as independent public accounting firm of Norwood as a result of or in connection with any disagreements with Norwood on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure in the past three completed fiscal years.

(c) The records, systems, controls, data and information of Norwood and the Norwood Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Norwood or the Norwood Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Norwood. 1Management of Norwood has disclosed, based on its most recent evaluation prior to the date hereof, to Norwood’s auditors and the audit committee of Norwood’s Board of Directors (1)

[1]	This is duplicative of 4.14(b) which we believe is the more correct language..

any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Norwood’s ability to record, process, summarize and report financial data and have identified for Norwood’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Norwood’s internal controls.

(d) Since the December 31, 2024, (i) neither Norwood nor any of the Norwood Subsidiaries, nor, to the Knowledge of Norwood, any director, officer, auditor, accountant or representative of Norwood or any of the Norwood Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or, to the Knowledge of Norwood, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Norwood or any of the Norwood Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or written claim that Norwood or any of the Norwood Subsidiaries has engaged in accounting or auditing practices inconsistent with GAAP, and (ii) no attorney representing Norwood or any of the Norwood Subsidiaries, whether or not employed by Norwood or any of the Norwood Subsidiaries, has reported to any Governmental Entity evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Norwood or any Norwood Subsidiary or any of their officers, directors or employees.

Section 4.4 Authority; No Violation.

(a) Norwood and Wayne have full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby and in any related agreements, have been duly authorized by the Boards of Directors of Norwood and Wayne, and no other corporate or other proceedings on the part of Norwood and Wayne are or will be necessary to authorize this Agreement. This Agreement (assuming due authorization, execution and delivery by Bankshares and Presence Bank) constitutes the valid and binding obligation of Norwood and Wayne enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting the enforcement of creditors rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) Neither the execution, delivery or performance of this Agreement by Norwood or Wayne nor the consummation by Norwood or Wayne of the transactions contemplated hereby including the Bank Merger, nor compliance by Norwood or Wayne with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Norwood or the Articles of Incorporation or Bylaws of Wayne or, (ii) assuming that the Consents of the Regulatory Authorities and other approvals referred to in this Agreement (including, without limitation the declaration of effectiveness of the Form S-4 and compliance with all NASDAQ notification requirements) are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Norwood or any Norwood Subsidiary or their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Norwood or Wayne or any of their subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Norwood or any Norwood Subsidiary is a party, or by which it or any of its subsidiaries or any of their properties or assets may be bound or affected, or (iv) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Norwood or any Norwood Subsidiary or any of their material properties or assets, except for (X) such conflicts, breaches or defaults as are set forth in Norwood Disclosure Schedule 4.4 and (Y) with respect to clause (ii) and (iii) above, such as individually or in the aggregate will not have a Material Adverse Effect on Norwood.

Section 4.5 Consents and Approvals. Except for (i) the approval of the shareholders of Bankshares and Presence Bank; (ii) the Consents of the Regulatory Authorities; (iii) the filing of any required applications, filings or notices, as applicable, with FINRA and the approval of such applications, filings and notices, (iii) the filing with the SEC of the Proxy Statement/Prospectus and of the Form S-4 Registration Statement and declaration of effectiveness of the Form S-4 Registration Statement, (iv) the filing of Articles of Merger with the Pennsylvania Corporation Bureau and the Maryland Department of Assessment and Taxation, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Norwood Common Stock pursuant to this Agreement, and (vi) as set forth in Norwood Disclosure Schedule 4.5, no Consents of any person are necessary in connection with the execution and delivery by Norwood and Wayne of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby. As of the date hereof, Norwood and Wayne Bank have no Knowledge of any reason why the necessary Consents of the Regulatory Authorities will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

Section 4.6 Norwood Information. None of the information relating to Norwood or any Norwood Subsidiary to be provided by Norwood or any Norwood Subsidiary for use in (i) the Form S-4 will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus as of the date such Proxy Statement/Prospectus is mailed to stockholders of Bankshares and up to and including the date of the meeting of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

Section 4.7 Regulatory Matters. Neither Norwood nor any Norwood Subsidiary has agreed to take any action, has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consent from any Regulatory Authority referred to in this Agreement including, without limitation, matters relating to the Bank Secrecy Act and the Community Reinvestment Act and protests thereunder.

Section 4.8 Deposit Insurance. The deposit accounts of Wayne are insured by the FDIC in accordance with the provisions of the FDIC Act. Wayne has paid all regular premiums, required prepayments and special assessments and filed all reports required under the FDIC Act.

Section 4.9 Legal Proceedings; Etc.

(a) Neither Norwood nor any Norwood Subsidiary is a party to any, and there are no pending or, to the Knowledge of Norwood or any Norwood Subsidiary, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against Norwood or any Norwood Subsidiary challenging the validity of the transactions contemplated by this Agreement and there is no proceeding, claim, action or governmental investigation pending or, to the Knowledge of Norwood or any Norwood Subsidiary, threatened against Norwood or any Norwood Subsidiary; no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator is outstanding against Norwood or any Norwood Subsidiary which has had, or is reasonably likely to have, a Material Adverse Effect on Norwood; there is no default (or an event which, with notice or lapse of time, or both, would constitute a default) by Norwood or any Norwood Subsidiary under any material contract or agreement to which any of them is a party; and, neither Norwood nor any Norwood Subsidiary is a party to any agreement, order or memorandum in writing by or with any Regulatory Authority restricting the operations of Norwood or any Norwood Subsidiary, and neither Norwood nor any Norwood Subsidiary has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such order or memorandum in the future.

(b) There are no actions, suits, claims, proceedings or investigations of any kind pending or, to the Knowledge of Norwood, threatened against any of the directors or officers of Norwood or any Norwood Subsidiary in their capacities as such, and no director or officer of Norwood or any Norwood Subsidiary currently is being indemnified or seeking to be indemnified by Norwood or any Norwood Subsidiary pursuant to applicable law or their governing documents.

Section 4.10 Taxes and Tax Returns

(a) Norwood and the Norwood Subsidiaries have filed all income and other material Tax Returns that they were required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared, in all material respects, in compliance with all applicable laws and regulations. All federal, state and local information returns and tax returns required to be filed by Norwood or any of the Norwood Subsidiaries on or prior to the date hereof, unless subject to a validly filed extension of time for filing that has not yet expired and all such tax returns are true and complete in all material respects. Norwood has duly paid or made adequate provisions for the payment of all taxes and other governmental charges relating to taxes which are owed by Norwood or any of the Norwood Subsidiaries to any federal, state or local taxing authorities, whether or not reflected in such returns

(including, without limitation, those owed in respect of the properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls of Norwood or any of the Norwood Subsidiaries), other than taxes and other charges which (i) are not yet delinquent or are being contested in good faith or (ii) have not been finally determined. The amounts set forth as liabilities for taxes on the Norwood Financial Statements are sufficient, in the aggregate, for the payment of all unpaid federal, state and local taxes (including any interest or penalties thereon), whether or not disputed, accrued or applicable, for the periods then ended, and have been computed in accordance with GAAP as consistently applied by Norwood during the periods involved.

(b) No foreign, federal, state or local administrative proceedings or court proceedings, and no federal, state or local audits, examinations or investigations are presently pending with regard to any Taxes or Tax returns filed by or on behalf of Norwood or any of the Norwood Subsidiaries nor has Norwood or any of the Norwood Subsidiaries received any notification that any such audit or examination of any of its Taxes or Tax returns is being contemplated. Neither Norwood nor any of the Norwood Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any federal, state or local Taxes due that is currently in effect, and deferred Taxes of Norwood have been adequately provided for in the Financial Statements of Norwood.

(c) To the Knowledge of Norwood there are no material liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Norwood or any of the Norwood Subsidiaries.

(d) Since December 31, 2024, (i) proper and accurate amounts have been withheld by Norwood and the Norwood Subsidiaries from their employees and others for all prior periods in compliance in all material respects with the Tax withholding provisions of all applicable federal, state and local laws and regulations, and proper due diligence steps have been taken in connection with back-up withholding; (ii) federal, state and local returns have been filed by Norwood and the Norwood Subsidiaries for all periods for which returns were due with respect to withholding, Social Security and unemployment taxes or charges due to any federal, state or local taxing authority; and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by Norwood in the Financial Statements of Norwood.

Section 4.11 Employee Benefit Plans.

(a) To the Knowledge of Norwood, each of the employee benefit plans (within the meaning of Section 3(3) of ERISA) established, maintained and/or contributed by Norwood and Wayne has been administered in accordance with its terms and applicable law in all material respects.

(b) Norwood has not, with respect to any Norwood Benefit Plan, nor, to Knowledge of Norwood, has any administrator of any Norwood Benefit Plan, the related trusts or any trustee thereof, engaged in any prohibited transaction which would subject Norwood, any ERISA Affiliate of Norwood, or any Norwood Benefit Plan to a tax or penalty on prohibited transactions imposed by ERISA, Section 4975 of the Code, or to any other liability under ERISA. All contributions required to be made to any Norwood Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Norwood Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Norwood and any Norwood Subsidiary.

(c) There are no pending or, to the Knowledge of Norwood, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations or other actions that have been asserted or instituted, and no set of circumstances exists that may reasonably be likely to give rise to any such claim or lawsuit, against the Norwood Benefit Plans, any fiduciaries thereof with respect to their duties to the Norwood Benefit Plans or the assets of any of the trusts under any of the Norwood Benefit Plans.

Section 4.12 Environmental Matters.

(a) Each of Norwood’s and Norwood Subsidiaries’ properties and the Participation Facilities, and, to the Knowledge of Norwood, the Loan Properties, are, and have been during the period of Norwood’s or Norwood Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of Norwood or any of the Norwood Subsidiaries, threatened before any Governmental Entity, arbitrator or other forum in which Norwood, any of the Norwood Subsidiaries has been or, with respect to threatened action, may be, named as defendant relating to (i) alleged noncompliance (including by any predecessor), with respect to any Environmental Law or (ii) relating to the release into the environment of any Hazardous Materials.

(c) Neither Norwood nor any of the Norwood Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity indicating that it may be in violation of, or liable under, any Environmental Law.

(d) To the Knowledge of Norwood, there are no underground storage tanks at any properties owned or operated by Norwood or any Norwood Subsidiaries or any Participation Facility. To the Knowledge of Norwood or any Norwood Subsidiaries, neither Norwood nor any Norwood Subsidiary has closed or removed any underground storage tanks from any properties owned or operated by Norwood or any Norwood Subsidiaries or any Participation Facility except in material compliance with applicable Environmental Law.

Section 4.13 Data Security.

(a) Norwood and each of the Norwood Subsidiaries (i) has collected Personal Information in compliance, in all material respects, with all applicable Privacy Laws; (ii) has the requisite consent or other authority under all applicable laws regarding the collection, use, storage, disclosure, or other processing of Personal Information to use, disclose, store, and otherwise process Personal Information, which consent or other authority is sufficient for the business as currently conducted; and (iii) has taken commercially reasonable steps to secure the business data related to Norwood’s and the Norwood Subsidiaries’ business from unauthorized access or unauthorized use by any Person. No communication from any Governmental Entity with respect to or alleging non-compliance with any law regarding the collection, use, storage, disclosure or other processing of Personal Information has been received by Norwood or any of the Norwood Subsidiaries. A copy of all internally or externally prepared reports or audits that describe or evaluate the information security procedures of Norwood or the Norwood Subsidiaries, all material policies related thereto and any failures to comply therewith have been provided to Bankshares. Except as set forth on Schedule 4.13(a), to the Knowledge of Norwood, there has been no unauthorized access gained by any Person to Personal Information held or collected by Norwood or any Norwood Subsidiary, their employees, or third party contractors in the course of conducting Norwood’s and the Norwood Subsidiaries’ business.

(b) Norwood and each of the Norwood Subsidiaries is subject to a written information privacy and security program that maintains commercially reasonable measures to protect the privacy, confidentiality and security of all Personal Information against any Security Breach. Except as set forth in Schedule 4.13(b), since December 31, 2024, neither Norwood nor any Norwood Subsidiary has, to its Knowledge, experienced any Security Breach and there are no data security or other technological vulnerabilities with respect to Norwood’s or the Norwood Subsidiaries’ information technology systems or networks.

Section 4.14 Controls and Procedures.

(a) Norwood has in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act to allow Norwood’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Norwood required under the Exchange Act.

(b) Norwood has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP as consistently applied by Norwood, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP as consistently applied by Norwood and to maintain asset accountability, (ii) access to assets is permitted only in accordance with management’s general or specific authorizations, and (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

Section 4.15 Reorganization Treatment. As of the date hereof, neither Norwood nor any Norwood Subsidiary has any reason to believe that any conditions exist that would reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.16 Reports.

(a) Norwood and each of the Norwood Subsidiaries have timely filed (or furnished, as applicable) all Norwood SEC Reports and all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since the December 31, 2024, with (i) any Regulatory Authorities, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, all such reports, registrations and statements filed with a Regulatory Authority complied as to form, in all material respects, with the published rules and regulations of such Regulatory Authority. Except for examinations of Norwood and the Norwood Subsidiaries conducted by a Regulatory Authority in the ordinary course of business, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Norwood, investigation or inquiry into the business or operations of Norwood or any of the Norwood Subsidiaries since December 31, 2024. Except as set forth in Schedule 4.17(a), there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of Norwood or any of the Norwood Subsidiaries.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Norwood or any of the Norwood Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be (the “Norwood SEC Reports”), since December 31, 2024, is publicly available. No such Norwood SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Norwood SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Norwood has failed in any respect to make the certifications required of him or her under Section 302 or 906 of Sarbanes. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Norwood SEC Reports.

(c) Neither Norwood nor any of the Norwood Subsidiaries has taken or agreed to take any action or has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consents of any Regulatory Authorities referred to in this Agreement including, without limitation, matters relating to the Bank Secrecy Act and Community Reinvestment Act and protests thereunder. Wayne Bank has not received any notice of any planned or threatened objection by any community group to the Merger or the Bank Merger.

Section 4.17 Compliance with Laws. Norwood and each of its Subsidiaries hold, and have at all times since December 31, 2024, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and, to the Knowledge of Norwood, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Norwood and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to Norwood or any of its Subsidiaries, including (to the extent applicable to Norwood or its Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act of 1977, the Interagency Policy Statement on Retail Sales of Non-deposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the SOX Act, and all applicable agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

Section 4.18 Broker’s Fees. Except for Janney Montgomery Scott LLC, whose engagement letter is set forth in Bankshares Disclosure Schedule 4.19, none of Norwood, any Norwood Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 4.19 Untrue Statements and Omissions. No representation or warranty contained in Article 4 of this Agreement or in the Norwood Disclosure Schedules of Norwood or Wayne contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made,

Section 4.20 Absence of Certain Changes or Events. Except as set forth in Norwood Disclosure Schedule 4.20, since December 31, 2024, there has not been (a) any declaration, payment or setting aside of any dividend or distribution (whether in cash, stock or property) in respect of shares of Norwood Common Stock or (b) any change or any event involving a prospective change in the financial condition, results of operations or business of Norwood, or a combination of any such change(s) and any such event(s), which has had, or is reasonably likely to have, a Material Adverse Effect on Norwood, and no fact or condition exists as of the date hereof which would reasonably be expected to cause any such event or change in the future.

ARTICLE 5 - COVENANTS AND AGREEMENTS

Section 5.1 Conduct of the Business of Bankshares.

(a) Except as expressly contemplated or permitted by this Agreement or to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time of the Merger, Bankshares shall, and shall cause the Bankshares Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles, (ii) use its commercially reasonable efforts to maintain and preserve intact its business organization, employees, goodwill with customers and other business relationships and retain the services of its officers and key employees, and (iii) except as required by law or regulation, take no action which would adversely affect or delay the ability of Bankshares or Norwood to obtain any Consent from any Regulatory Authority or other approvals required for the consummation of the transactions contemplated hereby or to perform its covenants and agreements under this Agreement.

(b) During the period from the date of this Agreement to the Effective Time of the Merger, except as required by law or regulation or any Governmental Entity, Bankshares or any of the Bankshares Subsidiaries shall not, without the prior written consent (which may include consent via electronic mail) of Norwood (which shall not be unreasonably withheld, conditioned or delayed):

(i) change, delete or add any provision of or to the Articles of Incorporation or Bylaws or other governing documents of any such entity or appoint any new director to the board of directors of Bankshares or Presence Bank;

(ii) change the number of shares of its authorized, issued or outstanding capital stock, including any issuance, purchase, redemption, split, combination or reclassification thereof, or issue or grant any option, warrant, call, commitment, subscription, right or agreement to purchase relating to its capital stock, or declare, set aside or pay any dividend or other distribution with respect to its outstanding capital stock;

(iii) incur any material liabilities or material obligations (other than brokered deposits and other than borrowings from the FHLB of up to $5.0 million with maturities of two years or less in the ordinary course of business), whether directly or by way of guaranty, including any obligation for borrowed money, or whether evidenced by any note, bond, debenture, or similar instrument;

(iv) make any capital expenditures individually in excess of $25,000 other than expenditures necessary to maintain existing assets in good repair;

(v) sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

(vi) except as disclosed in Bankshares Disclosure Schedule 5.1(b)(vi), increase the rate of compensation of (except for increases in compensation already granted in 2025), or pay any bonuses or severance compensation to any employee, officer, director or other person; enter into any new or amend any existing employment, severance, change in control, consulting, non-competition or independent contractor agreement with any person; alter the terms of any existing incentive bonus or commission plan; adopt any new or amend any existing employee benefit plan except as required by law; grant any increase in compensation or fringe benefits to its directors, officers or employees, provided that Bankshares and the Bankshares Subsidiaries may grant reasonable salary increases to their officers, directors and employees in the ordinary course of business of not more than 3% per individual, not to exceed $100,000 in the aggregate for the 2025 calendar year and subsequent years, and to the extent consistent with past practice, in magnitude and otherwise; amend, modify or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice; provided, however, the Company will not make any discretionary contributions to the Company’s 401(k) Plan which are not otherwise made in the ordinary course of business consistent with past practice; or make any contribution to the ESOP, forgive any indebtedness with respect to the Bankshares ESOP loan or take any action that would cause a release of any suspense shares, except as required by operation of the ESOP or in the ordinary course of business consistent with past practice, but in no event more than the minimum amount required pursuant to the Bankshares ESOP Loan amortization schedules as set forth at Bankshares Disclosure Schedule 5.1(b)(vi)-1; provided, however, Bankshares shall continue to make contributions to the ESOP so that it may pay its ESOP Loan payments, as scheduled, in the ordinary course and consistent with past practice and shall make a final pro rata contribution to the ESOP up through the ESOP termination date, which such contribution shall be applied by the ESOP to pay its ESOP Loan obligation up through the termination date. Following such ESOP Loan payment by the ESOP, a portion of the ESOP suspense shares shall be used by the ESOP to satisfy its remaining ESOP Loan obligations in accordance with Section 6.3(k) of this Agreement;

(vii) except as set forth in Schedule 5.1(b)(vii), hire any new employees on any basis other than “at will”, and except as necessary to fill existing vacancies;

(viii) enter into, amend or extend any material certificate or agreement, lease or license relating to real property, personal property, data processing or bankcard functions that involves an aggregate of $10,000 or more;

(ix) make any equity investment, either by purchase of stock or securities, contribution of capital, property transfers, or purchase any property or assets of any Person or acquire direct or indirect control of any Person other than in connection with foreclosures in the ordinary course of business;

(x) enter into, renew, extend additional credit, modify, reclassify or increase aggregate exposure of, any assets classified as special mention, substandard, doubtful, loss, nonaccrual, past due more than 60 days or troubled debt restructurings;

(xi) engage or participate in any lending activities, including modifications to any loans existing on the date hereof, or purchase any loan or loan participation, in each case other than in the ordinary course of business; provided, however, Presence Bank shall consult with Norwood’s chief credit officer or his or her designee with respect to the origination, purchase or extension of all loans with a principal amount in excess of $2.0 million or any loan participations in excess of $2.0 million and provided that if Norwood’s chief executive officer, chief financial officer or chief credit officer or designee does not respond in writing within three business days of any written request made by Bankshares for approval, such approval shall be deemed to have been given by Norwood;

(xii) sell or lease all or any substantial portion of the assets or business of Presence Bank; file any applications or make any contract with respect to branching by Presence Bank (whether de novo, purchase, sale, closure or relocation) or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property;

(xiii) form any new subsidiary;

(xiv) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business and in a manner, and pursuant to policies, consistent with past practices;

(xv) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 or Article 8 not being satisfied;

(xvi) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business;

(xvii) purchase or sell or otherwise acquire any investment securities other than those issued by the U.S. Treasury, a U.S. agency or government sponsored enterprise with a maximum remaining maturity of five years or less;

(xviii) commence any cause of action or proceeding other than in accordance with past practice or settle any action, claim, arbitration, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry or other proceeding against it for material money damages or material restrictions upon any of their operations;

(xix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing agreement or indebtedness to which it is a party, other than in the ordinary course of business, consistent with past practices;

(xx) enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(xxi) except for swaps entered into in the ordinary course of business with customers to hedge their interest rate exposure, enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xxii) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual, other than salary earned for prior service;

(xxiii) make any change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, investments, asset/liability management, or other material banking policies in any material respect except as may be required by changes in applicable law or regulations or by a Regulatory Authority or changes in GAAP;

(xxiv) except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any Employee Benefit Plan;

(xxv) purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(xxvi) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or if such assessment indicates the presence of Hazardous Material or an underground storage tank;

(xxvii) make any written communications to the employees of Bankshares, Presence Bank or any Bankshares Subsidiary pertaining to compensation or benefit matters relating to their potential employment by Norwood;

(xxviii) purchase or sell any participation interest in any loan other than in the ordinary course of business consistent with past practice; or

(xxix) agree to do any of the foregoing.

Section 5.2 Conduct of the Business of Norwood. Except as expressly contemplated or permitted by this Agreement or to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time of the Merger, Norwood shall, and shall cause each of the Norwood Subsidiaries, to (i) except as required by law or regulation, take no action which would adversely affect or delay the ability of Bankshares or Norwood to obtain any Consent from any Regulatory Authority or other approvals required for the consummation of the transactions contemplated hereby or to perform its covenants and agreements under this Agreement. and (ii) maintain its rights and franchises intact, in all material respects, and shall not, without the prior written consent (which may include consent via electronic mail) of Bankshares (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend, repeal or modify any provision of its Articles of Incorporation or Bylaws in a manner that would materially and adversely affect Bankshares or the ability to consummate the transactions contemplated by this Agreement;

(ii) knowingly take any action that is intended to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time of the Merger;

(iii) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(iv) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 or Article 8 not being satisfied; or

(v) agree to do any of the foregoing.

Section 5.3 Current Information.

(a) During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, Bankshares will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of Norwood and to report the general status of the ongoing operations of Bankshares. Bankshares will promptly notify Norwood of any material change in the normal course of business or the operations or the properties of Bankshares and any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) affecting Bankshares or Presence Bank. The Parties will promptly notify each other of the threat of material litigation, claims, threats or causes of action involving the Parties, and will keep each other fully informed of such events. Bankshares will furnish to Norwood, promptly after the preparation by Bankshares thereof, copies of its unaudited monthly and unaudited quarterly periodic financial statements and call reports for the applicable periods then ended.

(b) On a monthly basis, Presence Bank shall provide Norwood a written list of nonperforming assets as of the prior month end (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are troubled debt restructuring, (ii) loans on nonaccrual, (iii) OREO, (iv) all loans ninety (90) days or more past due as of the end of such month and (iv) and impaired loans). On a monthly basis, Presence Bank shall provide Norwood with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

(c) To the extent permitted by law, Presence Bank shall promptly inform Norwood upon receiving notice of each legal, administrative, arbitration or other proceeding, demand, notice, audit or investigation (by any federal, state or local commission, agency or board) relating to the alleged liability of Presence Bank or any Bankshares subsidiary under any labor or employment law.

Section 5.4 Access to Properties; Personnel and Records; Systems Integration; Insurance.

(a) Bankshares and the Bankshares Subsidiaries shall give to Norwood and its authorized employees and representatives (including without limitation its counsel, accountants, economic and environmental consultants and other designated representatives) such access during normal business hours to all properties, books (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter Bankshares determines based on the advice of legal counsel should be treated as confidential), contracts, documents and records of Bankshares and the Bankshares Subsidiaries as Norwood may reasonably request; provided, however, that neither Bankshares nor Presence Bank shall be required to take any action that would provide access to or to disclose information that is Confidential Supervisory Information or where such access or disclosure would not be protected by the Nondisclosure and Confidentiality Agreement or would result in the waiver by it of the privilege protecting communications between it and any of its counsel or that is otherwise prohibited by law or contractual agreement. Norwood shall use commercially reasonable efforts to minimize any interference with Bankshares’s regular business operations during any such access to the property, books and records of Bankshares or any Bankshares Subsidiary. During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, if requested by Norwood, Bankshares will provide Norwood with a copy of the meeting agenda and board informational packages in advance of any regular or special board meetings; provided, however, that Bankshares may redact any information from such packages relating to this Agreement or any Acquisition Transaction, or any Confidential Supervisory Information.

(b) All information furnished by the Parties hereto pursuant to this Agreement, whether furnished before or after the date of this Agreement, shall be protected by the Nondisclosure and Confidentiality Agreement and treated as the sole property of the Party providing such information until the consummation of the Merger contemplated hereby and, if such transaction shall not occur, the Party receiving the information shall return to the Party which furnished such information, all documents or other materials containing, reflecting or referring to such information.

(c) From and after the receipt of all Consents from any Regulatory Authority required for the consummation of the transactions contemplated hereby, Bankshares shall, and shall cause its directors, officers and employees to, and shall make all reasonable efforts to cause Bankshares’s data processing service providers to, cooperate and assist Norwood in connection with its preparations for an electronic and systematic conversion after the Effective Time of the Merger of all applicable data regarding Bankshares to Wayne’s system of electronic data processing. In furtherance of, and not in limitation of, the foregoing, Bankshares shall make reasonable arrangements during normal business hours to permit personnel and representatives of Wayne Bank to train Bankshares’s employees in Wayne Bank’s system of electronic data processing as may be deemed reasonably necessary by

Norwood. Bankshares shall permit Norwood to train the Bankshares employees during the one-month period before the anticipated Effective Time of the Merger with regard to Norwood’s operations, policies and procedures at Norwood’s sole cost and expense. This training may take place at either Presence Bank’s branch offices or at Norwood’s corporate headquarters at such times to be determined in cooperation with Bankshares and shall be conducted in a manner so as to not interfere with the business operations of Bankshares.

(d) The Parties shall use all commercially reasonable efforts to maintain insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their businesses.

Section 5.5 Registration Statement/Approval of Shareholders.

(a) Norwood agrees to prepare and file, as soon as reasonably practicable, the Form S-4 with the SEC in connection with the issuance of Norwood Common Stock in the Merger including the Proxy Statement/Prospectus and other proxy solicitation materials of Bankshares constituting a part thereof and all related documents. Bankshares shall prepare and furnish to Norwood such information relating to it and its directors, officers and shareholders as may be reasonably required in connection with the above referenced documents as Norwood may request, and Bankshares, and its legal, financial and accounting advisors, shall have the right to review and comment, a reasonable period in advance of filing such Form S-4 and shall give Bankshares and its counsel the reasonable opportunity to review and comment on all amendments and supplements to the Proxy Statement/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Norwood and Bankshares agrees to use commercially reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC. Each of Norwood and Bankshares agrees to use commercially reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC. Bankshares agrees to cooperate with Norwood and Norwood’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Form S-4 and the Proxy Statement/Prospectus. Each of Bankshares and Norwood agrees to use its commercially reasonable efforts to cause the Form S-4 to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof and to keep the Form S-4 Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. After the SEC has declared the Form S-4 effective under the Securities Act, Bankshares shall promptly mail at its expense the Proxy Statement/Prospectus to its shareholders.

(b) Each of Bankshares and Norwood agree that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 shall, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Bankshares and Norwood further agree that if such party shall become aware prior to the Effective Time of the Merger of any information furnished by such party that would cause any of the statements in the Form S-4 or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by law, disseminated to the shareholders of Bankshares.

(c) Norwood agrees to notify Bankshares promptly of the receipt of any comments from the SEC with respect to the Proxy Statement/Prospectus and shall promptly provide to Bankshares copies of all correspondence between Norwood or any of its representatives and the SEC. Norwood agrees to advise Bankshares, promptly after Norwood receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Norwood Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Norwood is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Form S-4 or for additional information. Norwood shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Norwood and Bankshares shall furnish all information concerning it and the holders of Bankshares Common Stock as may be reasonably requested in connection with any such action.

(d) Bankshares will take all steps necessary under applicable laws to call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving this Agreement and the transactions contemplated hereby and for such other purposes consistent with the complete performance of this Agreement as may be necessary or desirable (the “Bankshares Shareholders’ Meeting”), at such time as may be mutually agreed to by the parties (but in no event later than 50 days after the Form S-4 has been declared effective). The Board of Directors of Bankshares will recommend to its shareholders the approval of this Agreement and the transactions contemplated hereby and Bankshares will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, if (x) Bankshares has complied in all material respects with its obligations under Section 5.6, (y) Bankshares (1) has received a bona fide written proposal for an Acquisition Transaction not solicited in violation of Section 5.6 hereof from a third party that Bankshares’s Board of Directors concludes in good faith, after consultation with and considering the advice of outside legal counsel and its financial advisor, constitutes or is reasonably likely to result in a Superior Proposal after giving effect to all of the adjustments that may be offered by Norwood pursuant to clause (3) below (it being understood that Norwood has no obligation to make any adjustments), (2) has notified Norwood, at least five business days in advance, of its intention to withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of Bankshares’s Board of Directors that Bankshares’s stockholders vote in favor of approval of this Agreement or make any statement in connection with the Bankshares Shareholders’ Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”), specifying the material terms and conditions of any such Superior Proposal and furnishing to Norwood a copy of any such Superior Proposal and (3) during the period of not less than five business days following Bankshares’s delivery of the notice referred to in clause (2) above and prior to effecting such Change in Recommendation, has negotiated, and has used commercially reasonable efforts to cause its financial and legal advisors to negotiate, with Norwood in good faith (to the extent that Norwood desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such proposal for an Acquisition Transaction ceases to constitute a Superior Proposal and (z) Bankshares’s Board of Directors, after consultation with and based on the advice of outside legal counsel and its financial advisor, reasonably determines in good faith that failure to take such action would be reasonably likely to cause the directors of Bankshares to breach their fiduciary duties to Bankshares’ shareholders under applicable law, then, in submitting this Agreement to stockholders at the Bankshares Shareholders’ Meeting, it may submit this Agreement without recommendation, or following submission of this Agreement to stockholders it may make a Change in Recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the stockholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law. Notwithstanding the foregoing, nothing shall limit Norwood’s ability to terminate this Agreement pursuant to Section 10.1(g) hereto or eliminate the right to the payment specified in Section 10.2(b) hereto. Nothing contained in this Section 5.5(d), Section 5.6 or elsewhere in this Agreement shall prohibit Bankshares from (i) taking and disclosing to its shareholders a position contemplated by 14e-2(a) promulgated under the Exchange Act or complying with Bankshares’ obligations under Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if, in each case, in the good faith judgment of the Board of Directors, with the advice of outside counsel, making such disclosure to Bankshares’ shareholders is required under applicable law.

(e) Bankshares shall adjourn or postpone the Bankshares Shareholders’ Meeting, for a reasonable period of time as deemed necessary to conduct the business of the Bankshares Shareholders’ Meeting or to approve the Agreement, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Bankshares Common Stock represented, either in person or by proxy, to constitute a quorum to conduct the business of such meeting or if Bankshares has not received sufficient votes to approve this Agreement.

(f) Stock Listing. Norwood, will take all such actions as may be necessary or appropriate in order to list the shares of Norwood Common Stock to be issued in the Merger on Nasdaq.

Section 5.6 Acquisition Proposals. Except with respect to this Agreement and the transactions contemplated hereby, Bankshares shall not, and shall not permit or authorize any Bankshares Subsidiary or any Affiliate thereof, nor any investment banker, attorney, accountant or other representative (collectively, “representative”) retained by Bankshares to directly or indirectly (i) initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any “Acquisition Transaction” (as defined below) by any other party, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding or furnish any information with respect to, or otherwise cooperate in any way with, any Acquisition Transaction, or (iii) furnish any non-public information that it is not legally obligated to furnish or negotiate or enter into any agreement or contract with respect to any Acquisition Transaction. Bankshares shall promptly notify Norwood orally and in writing in the event that it receives any inquiry or proposal relating to any such Acquisition Transaction. Bankshares shall immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions or negotiations with any other parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing provisions of this Section 5.6, in the event that, prior to obtaining shareholder approval of the Merger, Bankshares receives an unsolicited bona fide written proposal for an Acquisition Transaction not solicited in violation of this Agreement, and the Bankshares Board concludes in good faith (after consultation with and considering the advice of its outside counsel and financial advisor) that (i) failure to take such action would be reasonably likely to cause the directors to breach their fiduciary duties to Bankshares’s shareholders under applicable law and (ii) such Acquisition Transaction constitutes or is reasonably likely to result in a “Superior Proposal” (as defined below), Bankshares may furnish or cause to be furnished confidential information or data to the third party making such proposal and participate in negotiations or discussions, provided that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, Bankshares shall have entered into a confidentiality agreement with such third party on terms no less restrictive to Bankshares than the confidentiality agreement with Norwood in effect as of the date hereof, and provided further that Bankshares also shall provide to Norwood a copy of any such confidential information or data that it is providing to any third party pursuant to this Section 5.6 to the extent not previously provided or made available to Norwood. Bankshares shall promptly advise Norwood orally and in writing of any Acquisition Transaction, the material terms and conditions of any such Acquisition Transaction (including any changes thereto) and the identity of the person making any such Acquisition Transaction. Bankshares shall (i) keep Norwood fully informed in all material respects of the status and details (including any change to the terms thereof) of any Acquisition Transaction, (ii) provide to Norwood as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Bankshares or any Bankshares Subsidiary from any person that describes any of the terms or conditions of any Acquisition Transaction (including any draft acquisition agreement) and (iii) keep Norwood fully informed in all material respects of the status and details of any determination by Bankshares’s Board of Directors with respect to any such Acquisition Transaction.

The term “Acquisition Transaction” shall, with respect to Bankshares, mean any proposal for any of the following: (a) a merger or consolidation, or any similar transaction (other than the Merger) of any company with Bankshares or any Bankshares Subsidiary, (b) a purchase, lease or other acquisition of all or substantially all the assets of Bankshares or any Bankshares Subsidiary, (c) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 25% or more of the voting power of Bankshares, or (d) a tender or exchange offer to acquire securities representing 25% or more of the voting power of Bankshares. “Superior Proposal” means an Acquisition Transaction which the Board of Directors of Bankshares reasonably determines (after consultation with its financial advisor) and legal counsel to be (i) more favorable to the shareholders of Bankshares from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Norwood in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Section 5.7 Maintenance of Properties; Certain Remediation and Capital Improvements. Bankshares and each Bankshares Subsidiary will use commercially reasonable efforts to maintain its respective properties and assets in satisfactory condition and repair for the purposes for which they are intended, ordinary wear and tear excepted.

Section 5.8 Environmental Audits. Upon the written request of Norwood, Bankshares will, at Norwood’s expense, with respect to each parcel of real property that Bankshares or any Bankshares Subsidiary owns, procure and furnish to Norwood, a Phase I environmental assessment which assessments, in each case, shall be conducted by a firm reasonably acceptable to Norwood (the “Designated Environmental Consultant”). If any Phase II environmental site assessments or other environmental investigation or testing are determined to be necessary or required by Norwood due to the presence of any Hazardous Materials identified in the Phase I environmental assessment, Bankshares will, at Norwood’s expense, with respect to each such parcel of real property that Bankshares or any Bankshares Subsidiary owns, procure and furnish to Norwood, a Phase II environmental assessment, which assessments, in each case, shall be conducted by the Designated Environmental Consultant. In the event that the Merger is not consummated and the Agreement is terminated, Norwood shall return to Bankshares all materials produced by the Designated Environmental Consultant, by Bankshares or by Norwood in accordance with this Section 5.8 or such materials shall be destroyed by Norwood, and Norwood shall be restricted from making any disclosure of such information or materials to any party whatsoever in accordance with the confidentiality agreement between Norwood and Bankshares as in effect of the date hereof for all time thereafter without regard to the termination of the Agreement or such confidentiality agreement, except as required by law, regulation or a court of competent jurisdiction.

Section 5.9 Title Insurance. Upon the written request of Norwood, Bankshares will, at Norwood’s expense, with respect to each parcel of real property that Bankshares or any Bankshares Subsidiary owns, procure and deliver to Norwood, at least forty (40) days prior to the Effective Time of the Merger, a commitment to issue owner’s title insurance insurable at regular rates by a title insurance company licensed to do business in the Commonwealth of Pennsylvania and by such insurance company reasonably acceptable to Norwood, which policy shall be free of all title defects that would materially interfere with the use of the property as a banking office.

Section 5.10 Surveys. Upon the written request of Norwood, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to Section 5.9, Bankshares, at Norwood’s expense, will procure and deliver to Norwood at least thirty (30) days prior to the Effective Time of the Merger, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to Norwood, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof (the “Survey”).

Section 5.11 Consents to Assign and Use Leased Premises. With respect to the leases disclosed in Bankshares Disclosure Schedule 3.14(b), Bankshares will use its best efforts to obtain all Consents necessary to transfer and assign all right, title and interest of Bankshares and the Bankshares Subsidiaries to Wayne and to permit the use and operation of the leased premises by Wayne as of the Closing. Bankshares shall use reasonable efforts to procure estoppel certificates from each such lessor.

Section 5.12 Compliance Matters. Prior to the Effective Time of the Merger, Bankshares and Presence Bank shall take, or cause to be taken, actions and steps reasonably designed to address any deficiencies in regulatory compliance by Bankshares or Presence Bank.

Section 5.13 Voting Agreements. Bankshares shall deliver to Norwood as of the date of this Agreement, a Voting Agreement in form and substance as set forth at Exhibit A, executed by each director and Bankshares Executive Officer.

Section 5.14 Disclosure Controls. Between the date of this Agreement and the Effective Time of the Merger, (i) Bankshares shall maintain disclosure controls and procedures that are effective to ensure that material information relating to Bankshares and the Bankshares Subsidiaries is made known to the President and Chief Executive Officer and Chief Financial Officer of Bankshares to permit Bankshares to record, process, summarize and report financial data in a timely and accurate manner; (ii) such officers shall promptly disclose to Bankshares’s auditors and audit committee any significant deficiencies in the design or operation of internal controls which could adversely affect Bankshares’s ability to record, process, summarize and report financial data, any material weaknesses identified in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in Bankshares’s internal controls; and (iii) Bankshares shall take appropriate corrective actions to address any such significant deficiencies or material weaknesses identified in the internal controls.

Section 5.15 Bank Plan of Merger. Prior to the Effective Time of the Merger, Wayne and Presence Bank shall have executed and delivered the Bank Plan of Merger substantially in the form annexed hereto as Exhibit B.

Section 5.16 All Reasonable Efforts. Subject to the terms and conditions herein provided, Bankshares and Norwood each agree to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Section 5.17 Failure to Fulfill Conditions. In the event that a party determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify the other party.

Section 5.18 Shareholder Litigation. Each Party shall give the other Party prompt notice of any shareholder litigation against it and/or its directors or affiliates relating to the transactions contemplated by this Agreement. . In the event of any such litigation against Bankshares, Bankshares shall give Norwood the opportunity to participate at its own expense in the defense or settlement of any such litigation. In addition, no such settlement shall be agreed to without Norwood’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed)*.

Section 5.19 Charter Provisions. Bankshares shall take all actions necessary to ensure that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the imposition of greater than normal vote requirement or compliance with any other anti-takeover provision contained in its Articles of Incorporation.

Section 5.20 CSB Investments. Prior to the Effective Time of the Merger, Bankshares and Presence Bank shall take all necessary and appropriate actions to cause CSB Investments to be liquidated or merged with and into Presence Bank pursuant to Delaware law, such that the corporate existence of CSB Investments ceases to exist.

ARTICLE 6 - ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, each of the Parties hereto agrees to use its best efforts promptly to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or otherwise, including attempting to obtain all necessary Consents, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement.

Section 6.2 Regulatory Matters.

(a) As soon as reasonably practicable following the execution and delivery of this Agreement, Norwood and Bankshares shall cause to be prepared and filed all required applications and filings with the Regulatory Authorities which are necessary or contemplated for the obtaining of the Consents of the Regulatory Authorities or consummation of the Merger. Such applications and filings shall be in such form as may be prescribed by the respective Regulatory Authorities and shall contain such information as they may require. The Parties hereto will cooperate with each other and use their best efforts to prepare and execute all necessary documentation, to effect all necessary or contemplated filings and to obtain all necessary or contemplated permits, consents, approvals, rulings and authorizations of government agencies and third parties which are necessary or contemplated to consummate the transactions contemplated by this Agreement, including, without limitation, those required or contemplated from the Regulatory Authorities, and the shareholders of Bankshares. Each of the Parties shall have the right to review and comment on, a reasonable period of time in advance of, any filing made with, or written material submitted to, any government agencies in connection with the transactions contemplated by this Agreement.

(b) Each Party hereto will furnish the other Party with all information concerning itself, the Bankshares Subsidiaries, directors, officers, shareholders and depositors, as applicable, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of any such Party to any Governmental Entity in connection with the transactions, applications or filings contemplated by this Agreement. The Parties hereto will promptly furnish each other with copies of written communications received by them or their respective subsidiaries, if any, from, or delivered by any of the foregoing to, any governmental body in respect of the transactions contemplated hereby.

Section 6.3 Employment and Employee Benefits Matters.

(a) The Parties acknowledge that nothing in this Agreement shall be construed as constituting an employment agreement between Norwood or any of its affiliates and any officer or employee of Bankshares or an obligation on the part of Norwood or any of its affiliates to employ any such officers or employees.

(b) Norwood shall establish a retention bonus plan at the Effective Time of the Merger in the form set forth in Norwood Disclosure Schedule 6.3(b) pursuant to which identified Bankshares employees will be entitled to a retention bonus if they remain employed with Wayne for a specified duration following the Merger. Such retention bonus program is attached hereto as Schedule 6.3(b) and will be administered by Norwood following the Merger.

(c) Bankshares and Presence Bank shall take all necessary action to cause Presence Bank’s 401(k) Plan (the “Presence Bank 401(k) Plan”) to be terminated effective no later than the business day immediately prior to the Effective Time of the Merger (“Termination Date”). The accounts of all participants and beneficiaries in the Presence Bank 401(k) Plan shall become fully vested as of the Termination Date. As soon as practicable after the Termination Date, the account balances in the Presence Bank 401(k) Plan shall be distributed as each participant or beneficiary may direct, consistent with applicable laws and regulations. Wayne Bank will use its best efforts to amend the Wayne Bank 401(k) plan to permit the Presence Bank 401(k) plan account assets for Continuing Employees to be rolled over to the Wayne Bank 401(k) plan as soon as administratively feasible; however, plan loans may not be rolled over into the Wayne Bank 401(k) Plan. Bankshares and Presence Bank shall, or shall direct the fiduciaries of the Presence Bank 401(k) Plan to (to the extent permitted by law), provide Norwood and its counsel with a draft of each resolution, amendment, participant communication or other document relating to the termination of the Presence Bank 401(k) Plan at least five business days before such document is adopted or distributed, and no such document shall be adopted or distributed without Norwood’s approval (not to be unreasonably withheld, conditioned or delayed). Prior to the Closing Date, Presence Bank shall provide Norwood with the final documentation evidencing that the actions contemplated herein have been effectuated.

(d) After the Merger, Norwood shall continue, except to the extent not consistent with law, Bankshares’s health and welfare benefit plans, programs, insurance and other policies until such time as Norwood elects to take alternative action. Bankshares will assist Norwood before the Effective Time of the Merger in reviewing such benefit plans and programs and will take such actions that may be requested by Norwood within thirty (30) days prior to the Effective Time of the Merger with respect to such plans to take effect not sooner than the Effective Time of the Merger, unless otherwise consented to by Bankshares. In the event Norwood elects to terminate any of Bankshares’s health and welfare benefit plans, programs, insurance and other policies, Bankshares and Presence Bank employees that continue as employees of Bankshares, Norwood or Wayne after the Effective Time of the Merger (“Continuing Employees”) will become eligible to participate in the medical, dental, health and disability plans maintained by Norwood or Wayne. Norwood or Wayne, as applicable, shall cause each such plan that shall be implemented as a replacement plan to such

Bankshares plan that is terminating to (i) waive any preexisting condition limitations to the extent such conditions for such participant are covered under the applicable Bankshares medical, health, dental or disability plans and such coverage for such condition or event is also available under the applicable Norwood or Wayne plan, (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the plan enrollment date, unless such employee had not yet satisfied any similar limitation or requirement under the analogous Bankshares Employee Benefit Plan prior to the enrollment date, and (iii) credit any deductibles, co-payments or other out-of-pocket expenses paid by a Continuing Employee and his or her eligible dependents under any Bankshares health and welfare benefit plan with respect to the calendar year through the date of participation in the applicable Norwood or Wayne health and welfare benefit plan towards the satisfaction of any like deductibles, co-payments or other out-of-pocket expenses under such Norwood or Wayne plans.

(e) Until the Effective Time of the Merger, Bankshares shall be responsible for providing continued health coverage pursuant to Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”) with respect to each Bankshares or Presence Bank qualifying beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) before the Effective Time of the Merger with the monthly expense for such continuation of benefits being paid by such qualifying beneficiary. Norwood shall be responsible for (i) providing for continued health coverage under COBRA with respect to each Bankshares or Presence Bank qualified beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) from and after the Effective Time of the Merger, and (ii) providing continued health coverage under COBRA from and after the Effective Time of the Merger for each Bankshares or Presence Bank qualified beneficiary who incurs a qualifying event before the Effective Time of the Merger; provided, in each case, that the monthly expenses for such benefits continuation shall be paid by the qualifying beneficiary.

(f) Employees of Bankshares and of Presence Bank as of the date of this Agreement who remain employed by Bankshares or Presence Bank as of the Effective Time of the Merger and whose employment is terminated by Bankshares, Norwood or Wayne (absent termination for cause as determined by the employer) as of or within one year after the Effective Time of the Merger shall receive severance pay equal to two weeks of such employee’s base weekly pay for each full year of completed employment service commencing with any such employee’s most recent hire date with Bankshares or any of the Bankshares Subsidiaries and ending with such employee’s termination date with Bankshares, Norwood or Wayne, with a minimum severance payment to an individual equal to four weeks of base pay and a maximum payment equal to 26 weeks of base pay, and, provided further, that such terminated employees shall enter into a release of claims against Bankshares, Presence Bank, Norwood and Wayne acceptable in form and substance to Norwood and Wayne. Such severance pay will be made at regular payroll intervals. Such severance payments will be in lieu of any severance pay plans that may be in effect at Bankshares or Presence Bank prior to the Effective Time of the Merger, which plans shall be terminated by Bankshares and Presence Bank not later than the business day immediately prior to the Effective Time of the Merger. If termination of any such employee’s employment occurs after the first anniversary of the Effective Time of the Merger, then such employee shall be entitled to receive the severance pay under any severance pay plans, if any, that may be in effect at such time at Norwood or Wayne, provided, that any such employee shall receive credit under any such plan for such employee’s service prior to the Effective Time of the Merger to Bankshares or any of the Bankshares Subsidiaries.

(g) Prior to the Effective Time of the Merger, Norwood shall take all reasonable action so that Continuing Employees shall be eligible to participate, effective as soon as each Wayne employee benefit plan permits (but not sooner than is administratively practicable following the Effective Time of the Merger), in each of Norwood or Wayne’s employee benefit plans in which similarly situated employees of Norwood or Wayne participate; provided, however, that, in the case of all benefits to be provided to the Continuing Employees, until the first anniversary of the Effective Time of the Merger, Norwood or Wayne may instead provide such employees with continuing participation in the employee benefit plans of Presence Bank in which they participated immediately prior to the Effective Time of the Merger, (it being understood that inclusion of Continuing Employees in Wayne’s employee benefit plans may occur at different times with respect to different plans).

(h) With respect to Continuing Employees, each Norwood or Wayne employee benefit plan for which length of service is taken into account for any purpose, service with Bankshares or Presence Bank (or predecessor employers to the extent Bankshares or Presence Bank previously has provided past service credit) shall be treated as service with Norwood and its Subsidiaries for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); provided, however, that such prior service shall not be recognized for Continuing Employees to the extent that such recognition would result in a duplication of benefits. Such prior service credit also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations, if permitted by the Norwood or Wayne employee benefit plan.

(i) To the extent requested by Norwood prior to the Closing Date, Bankshares and Presence Bank shall cooperate in good faith with Norwood to amend, freeze, terminate, modify or fully fund any Bankshares Benefit Plan not covered by the subsections of this Section 6.3 in accordance with the terms of such plan or agreement and applicable law, to be effective as of the Effective Time of the Merger (or at such different time mutually agreed to by the parties), except that the winding up of any such plan or agreement may be completed following the Closing Date. Bankshares and Presence Bank shall provide Norwood with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 6.3(i), as applicable, and give Norwood a reasonable opportunity to comment on such documents (which comments shall be considered in good faith by Bankshares and Presence Bank), and prior to the Closing Date, Bankshares and Presence Bank shall provide Norwood with the final documentation evidencing that the actions contemplated herein have been effectuated.

(j) Concurrently with the execution of this Agreement, Norwood shall enter into an employment agreement, a change in control agreement, a consulting agreement, a settlement agreement and release, and/or a non-compete and non-solicitation agreement with such officers of Bankshares or Presence Bank as set forth at Norwood Disclosure Schedule 6.3(j) setting forth the terms and conditions of such arrangement commencing at the Effective Time of the Merger.

(k) Presence Bank ESOP. Bankshares and Presence Bank shall take or cause to be taken all such actions as may be necessary to effect the actions set forth below relating to the Presence Bank Employee Stock Ownership Plan (“ESOP”) not later than with a plan termination date effective on the day immediately prior to the Effective Time of the Merger (the “ESOP Termination Date”). No new participants shall be admitted on or after the ESOP Termination Date and all existing ESOP participants’ accounts shall become fully vested and 100% non-forfeitable. Presence Bank shall direct the ESOP trustee to remit a sufficient number of the shares of Bankshares Common Stock allocated to the suspense account pursuant to the ESOP (the “Suspense Shares”) back to Bankshares to repay the outstanding ESOP loan which promissory note is held by Bankshares in full, with each remitted share to be valued equal to the closing price of Bankshares Common Stock on the day immediately prior to the ESOP Termination Date. All remaining shares of Bankshares Common Stock held by the ESOP as of the Effective Time of the Merger shall be exchanged for the Merger Consideration as elected by the ESOP trustee. After repayment of the outstanding ESOP loan and the exchange of the balance of ESOP Bankshares Common Stock for the Merger Consideration, the Merger Consideration received upon conversion of the remaining Suspense Shares shall be deemed to be earnings and shall be allocated as earnings to the accounts of the ESOP participants who are employed as of the ESOP Termination Date based on their account balances under the ESOP as of the ESOP Termination Date and distributed to ESOP participants after the receipt of a favorable determination letter from the IRS. No benefit distributions shall be made from the ESOP without the prior written consent of Norwood before the IRS issues a favorable determination letter with respect to the tax-qualified status of the ESOP on termination. Bankshares shall use its best efforts, prior to the Effective Time of the Merger, to take all such actions as are necessary (determined in consultation with Norwood) to prepare and file the application for a favorable determination letter for the ESOP with the IRS, and following the Closing, Norwood shall use its best efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the ESOP as may be required by the IRS as a condition to its issuance of a favorable determination letter). Bankshares and Presence Bank prior to the Effective Time of the Merger, and following the Effective Time of the Merger, Norwood, will adopt such amendments to the ESOP to effect the provisions of this Section 6.3(g) of the Agreement. Promptly following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the participant account balances in the ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct.

(l) If requested by Norwood, Bankshares and Presence Bank shall take all such actions as Norwood may request in order to fully and timely comply with any and all requirements of both the federal Worker Adjustment and Retraining Notification Act of 1988 and any state specific WARN Act statutes (collectively, the “WARN Act”), including providing notices to employees of Bankshares or Presence Bank.

Section 6.4 Indemnification.

(a) For a period of six (6) years after the Effective Time of the Merger, Norwood shall indemnify, defend and hold harmless each person entitled to indemnification from Bankshares under any applicable law and its Articles of Incorporation and Bylaws (each an “Indemnified Party”) against all liability arising out of actions or omissions occurring at or prior to the Effective Time of the Merger (including, without limitation, transactions contemplated by this Agreement) to the fullest extent which Bankshares would have been permitted to do so under any applicable law and its Articles of Incorporation and Bylaws (and Norwood shall also advance expenses, including, but not limited to, fees and disbursements of legal counsel as incurred).

(b) After the Effective Time of the Merger, directors, officers and employees of Bankshares, except for the indemnification rights provided for in this Section 6.4 above, shall have indemnification rights having prospective application only. These prospective indemnification rights shall consist of such rights to which directors, officers and employees of Norwood and the Norwood Subsidiaries would be entitled under the Articles of Incorporation and Bylaws of Norwood or the particular subsidiary for which they are serving as officers, directors or employees and under such directors’ and officers’ liability insurance policy as Norwood may then make available to officers, directors and employees of Norwood and the Norwood Subsidiaries.

(c) Norwood shall use its best efforts (and Bankshares shall cooperate prior to the Effective Time of the Merger) to obtain and maintain in effect for a period of six (6) years after the Effective Time of the Merger Bankshares’s existing directors’ and officers’ liability insurance policy (provided that Norwood may substitute therefor (i) policies with comparable coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Bankshares (given prior to the Effective Time of the Merger) any other policy with respect to claims arising from facts or events which occurred prior to the Effective Time of the Merger and covering persons who are currently covered by such insurance); provided, that Norwood shall not be obligated to make an aggregate premium payment for such six (6) year period in respect of such policy (or coverage replacing such policy) which exceeds 150% of the annual premiums currently paid by Bankshares for such insurance. If the amount of premium that is necessary to maintain or procure such insurance coverage exceeds 150% of the annual current premiums currently paid by Bankshares, Norwood shall use its reasonable efforts to maintain the most advantageous policies of director’s and officer’s liability insurance obtainable for a premium equal to the 150% limit.

(d) The provisions of this Section 6.4 shall survive the Effective Time of the Merger and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If Norwood or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer of all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case, Norwood will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.4.

Section 6.5 Transaction Expenses of Bankshares.

(a) Bankshares Disclosure Schedule 6.5(a) contains Bankshares’s estimated budget of transaction-related expenses reasonably anticipated to be payable by Bankshares in connection with this Agreement and the transactions contemplated hereunder, including but not limited to any payments to be made upon the termination of any contracts and the fees and expenses of counsel, accountants, investment bankers and other professionals. Bankshares shall use commercially reasonable efforts to maintain expenses within the budget.

(b) Promptly after the execution of this Agreement, Bankshares shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements within thirty (30) days. Bankshares shall review these invoices and track such expenses against the budget referenced above, and Bankshares shall advise Norwood of such matters.

(c) Bankshares shall direct its professionals to render monthly invoices within thirty (30) days after the end of each month. Bankshares shall advise Norwood monthly of such invoices for professional services, disbursements and reimbursable expenses which Bankshares has incurred in connection with this Agreement, and Bankshares shall track such expenses against the budget referenced above.

(d) Not later than seven business days prior to the Closing Date, Bankshares shall provide Norwood with an accounting of all transaction related expenses incurred by it as of such date, including a good faith estimate of such expenses to be incurred through the Closing Date but as to which invoices have not yet been submitted or payments have not been made. Bankshares shall detail any variance of such transaction expenses to the budget set forth in Bankshares Disclosure Schedule 6.5(a).

Section 6.6 Press Releases. Norwood and Bankshares agree that they will not issue any press release or other public disclosure related to this Agreement or the transactions contemplated hereby, without first consulting with the other Party as to the form and substance of such disclosures which may relate to the transactions contemplated by this Agreement, provided, however, that nothing contained herein shall prohibit either Party, following notification to the other Party, from making any disclosure which is required by law or regulation.

Section 6.7 Prior Notice and Approval Before Payments To Be Made. No payments shall be made by Bankshares or any Bankshares Subsidiary to any director, officer or employee in accordance with any agreement, contract, plan or arrangement (including, but not limited to any severance arrangement, deferred compensation plan, bonus, vacation or leave plan or other compensation or benefits program), including payments upon the termination of such agreement, contract, plan or arrangement or upon the termination of employment or service of such recipient with Bankshares, except to the extent that such intended payments (i) have been set forth in the Bankshares Disclosure Schedules furnished to Norwood at the date of this Agreement, (ii) are made with not less than three business days prior written notice to Norwood of such intended payment, (iii) are made contemporaneously with the delivery of a written acknowledgement and release executed by the recipient and Bankshares satisfactory to Norwood in form and substance, and (iv) are consistent with the applicable plan document and in accordance with the requirements of Section 409A of the Code. Prior to Bankshares or any Bankshares Subsidiary making any such payments to any officer or director, Bankshares, with the assistance of its tax accountants, shall determine that, except as previously disclosed pursuant to Sections 3.11(o) or 3.12(r), no such payments, if made, shall constitute an “excess parachute payment” in accordance with Section 280G of the Code and that such payment shall not exceed the deductibility limitations at Sections 280G and 162(m) of the Code, and Bankshares shall furnish Norwood with a detailed schedule related to such determination not less than five calendar days prior to the date of such anticipated payment prior to making any such payments. No payments to any employee or director will be made (or will be required to be made) as the result of the transactions contemplated hereby that would result in a violation of Section 18(k) of the FDIA (12 U.S.C. 1828(k)) and the regulations promulgated thereunder by the FDIC (12 C.F.R. Part 359), or any successor statute or regulation.

Section 6.8 Notification of Certain Matters. Each Party shall give prompt notice to the others of (a) any event, condition, change, occurrence, act or omission which causes any of its representations hereunder to cease to be true in all material respects (or, with respect to any such representation which is qualified as to materiality, causes such representation to cease to be true in all respects); and (b) any event, condition, change, occurrence, act or omission which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to have, a Material Adverse Effect on such Party. Each of Bankshares and Norwood shall give prompt notice to the other Party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

Section 6.9 Disclosure Schedule Supplements. From time to time prior to the Effective Time of the Merger, each Party will promptly supplement or amend their respective Disclosure Schedules delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or that is necessary to correct any information in such Disclosure Schedules that has been rendered materially inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Articles 8 and 9 and shall be for informational purposes only.

Section 6.10 Boards of Directors.

(a) On or immediately after the Effective Time of the Merger, Norwood and Wayne will appoint two former non-employee directors of Presence Bank to the Boards of Directors of Norwood and Wayne Bank (the “Appointees”). One Appointee shall be appointed as a member of the class of the Norwood board of directors with a term expiring at the annual meeting in the calendar year two years after the Effective Time of the Merger and one with a term expiring in the calendar year three years after the Effective Time of the Merger.

Section 6.11 Tax Representation Letters/Tax Treatment. Officers of Bankshares and Norwood shall execute and deliver to Jones Walker LLP, special counsel to Norwood, and to Barley Snyder, LLP, special counsel to Bankshares, Tax Representation Letters in the form agreed to by such law firms at such time or times as may be reasonably requested by such law firms including in connection with the filing of the Form S-4 and counsels’ delivery of the tax opinions required by Section 7.6 hereto. None of the parties hereto will take any action that could prevent the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 6.12 Regional Advisory Board of Directors; Community Commitment. All non-employee directors serving on the Board of Directors of Bankshares as of the date of this Agreement who will not be selected to join the Boards of Norwood and Wayne, shall be invited to join a newly-formed regional advisory board. In addition, following the Merger, Norwood agrees to continue making contributions and donations to civic and philanthropical causes within Bankshares’ marketplace, at levels consistent with or above those recently made by Bankshares, with such allocation determinations to be made by Norwood in conjunction with the advice of the local market executives for the Surviving Corporation.

ARTICLE 7 - MUTUAL CONDITIONS TO CLOSING

The obligations of Norwood, on the one hand, and Bankshares, on the other hand, to consummate the transactions provided for herein shall be subject to the satisfaction of the following conditions, unless waived as hereinafter provided for:

Section 7.1 Shareholder Approval. This Agreement shall have been approved by the requisite vote of Bankshares’s shareholders in accordance with applicable laws and regulations.

Section 7.2 Regulatory Approvals. All necessary Consents of the Regulatory Authorities shall have been obtained and all notice and waiting periods required by law to pass after receipt of such Consents shall have passed, and all conditions to consummation of the Merger set forth in such Consents shall have been satisfied.

Section 7.3 Litigation. There shall be no pending causes of action, investigations or proceedings (i) challenging the validity or legality of this Agreement or the consummation of the transactions contemplated by this Agreement, or (ii) seeking damages in connection with the transactions contemplated by this Agreement, or (iii) seeking to restrain or invalidate the transactions contemplated by this Agreement, which, in the case of (i) through (iii), and in the reasonable judgment of the Board of Directors of either Norwood or Bankshares, based upon advice of counsel, would have a Material Adverse Effect on Norwood or Bankshares, as the case may be. No judgment, order, injunction or decree (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraints or prohibition preventing the consummation of Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Regulatory Authority that prohibits, restricts, or makes illegal the consummation of the Merger.

Section 7.4 Registration Statement. The Form S-4 shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

Section 7.5 Listing. The shares of Norwood Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

Section 7.6 Tax Opinions. Norwood and Bankshares shall have received opinions of Jones Walker LLP and Barley Snyder, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Bankshares and Norwood, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time of the Merger, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Norwood and Bankshares will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may rely on and require, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Norwood and Bankshares reasonably satisfactory in form and substance as request by such counsel.

ARTICLE 8 - CONDITIONS TO THE OBLIGATIONS OF NORWOOD

The obligation of Norwood to consummate the Merger is subject to the fulfillment of each of the following conditions, unless waived as hereinafter provided for:

Section 8.1 Representations and Warranties. The representations and warranties of Bankshares and Presence Bank contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement, unless the failure of such representations and warranties to be true and correct (other than (i) the representations and warranties contained in Section 3.2(a), 3.2(b) and 3.6(a) which shall be true in all respects) either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will not have or is not reasonably likely to have a Material Adverse Effect on Bankshares.

Section 8.2 Performance of Obligations. Bankshares and Presence Bank shall have performed all covenants, obligations and agreements required to be performed by them in all material respects under this Agreement prior to the Effective Time of the Merger.

Section 8.3 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Bankshares.

Section 8.4 Consents Under Agreements. Bankshares shall have obtained the consent or approval of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation to any obligation, right or interest of Bankshares under any loan or credit agreement, note, mortgage, indenture, lease, license, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the opinion of Norwood, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or upon the consummation of the transactions contemplated by this Agreement.

Section 8.5 Burdensome Condition. None of the approvals, consents or waivers of the Regulatory Authorities required to permit consummation of the transactions contemplated by this Agreement shall (i) contain terms or conditions which would (a) require or could reasonably be expected to require (1) any divestiture by Norwood of a portion of the business of any Subsidiary of Norwood or (2) any divestiture by Bankshares or the Bankshares Subsidiaries of a portion of their businesses, in either case, which Norwood, in its good faith judgment, believes will have a materially adverse impact on the business of Norwood and the Norwood Subsidiaries or Bankshares or the Bankshares Subsidiaries, as the case may be; or (ii) impose any condition or requirement that, in the good faith judgment of Norwood, (i) will have a materially adverse impact on the business of Norwood and Wayne Bank or Bankshares and Presence Bank, as the case may be, or (ii) impose any condition (excluding standard conditions that are normally imposed by regulatory authorities in bank merger transactions) upon Norwood or the Norwood Subsidiaries, which in Norwood’s good faith judgment (x) would be materially burdensome to Norwood and the Norwood Subsidiaries, (y) would materially increase the costs incurred or that will be incurred by Norwood as a result of consummating the Merger or (z) would prevent Norwood from obtaining any material benefit contemplated by it to be attained as a result of the Merger.

Section 8.6 Certification of Claims. Bankshares shall have delivered a certificate to Norwood that, other than as set forth in such certificate, Bankshares is not aware of any pending or, to the Knowledge of Bankshares, threatened claim under the directors and officers insurance policy or the fidelity bond coverage of Bankshares.

Section 8.7 CSB Investments. CSB Investments shall have been liquidated or merged with and into Presence Bank pursuant to Delaware law, such that the corporate existence of CSB Investments ceases to exist.

Section 8.8 Certificate Representing Satisfaction of Conditions. Bankshares shall have delivered to Norwood a certificate of the Chief Executive Officer of Bankshares dated as of the Closing Date as to the satisfaction of the matters described in Article 8 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Bankshares under Article 3 of this Agreement.

ARTICLE 9 - CONDITIONS TO OBLIGATIONS OF BANKSHARES

The obligation of Bankshares to consummate the Merger as contemplated herein is subject to each of the following conditions, unless waived as hereinafter provided for:

Section 9.1 Representations and Warranties. The representations and warranties of Norwood and Wayne contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement unless the failure of such representations and warranties to be true and correct either individually or in the aggregate and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will not have or is not reasonably likely to have a Material Adverse Effect on Norwood and its subsidiaries taken as a whole.

Section 9.2 Performance of Obligations. Norwood and Wayne shall have performed in all material respects all covenants, obligations and agreements required to be performed by them under this Agreement prior to the Effective Time of the Merger.

Section 9.3 Delivery of Exchange Fund. On the business day before the closing, Norwood shall have delivered the Exchange Fund to the Exchange Agent.

Section 9.4 Certificate Representing Satisfaction of Conditions. Norwood shall have delivered to Bankshares a certificate of the Chief Executive Officer of Norwood dated as of the Effective Time of the Merger as to the satisfaction of the matters described in Article 9 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Norwood under Article 4 of this Agreement.

Section 9.5 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Norwood or Wayne.

ARTICLE 10 - TERMINATION, WAIVER AND AMENDMENT

Section 10.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger:

(a) By the mutual consent in writing of Norwood and Bankshares; or

(b) By the Board of Directors of Norwood or Bankshares if the Merger shall not have occurred on or prior to July 31, 2026, provided that the failure to consummate the Merger on or before such date is not caused by any breach of any of the representations, warranties, covenants or other agreements contained herein by the Party electing to terminate pursuant to this Section 10.1(b);

(c) By the Board of Directors of Norwood or Bankshares (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of material breach by the other party of any of its representations, warranties, covenants or other agreement contained in this Agreement to be performed by them prior to the Effective Time of the Merger, which breach, either individually or combined with all other breaches by the other party, would, if occurring or continuing on the Closing Date, constitute a failure of a condition to any of the terminating party’s conditions to closing set forth in Articles 7, 8 or 9, as applicable, and which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party thereof; or

(d) By the Board of Directors of Norwood or Bankshares, if the shareholders of Bankshares fail to approve the transaction contemplated by this Agreement at the Bankshares Stockholders’ meeting called for that purpose; provided, however, that no termination right shall exist for Bankshares hereunder if, prior to such shareholder vote, the Board of Directors of Bankshares shall have made a Change in Recommendation; or

(e) By the Board of Directors of Norwood or Bankshares in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) the shareholders of Bankshares fail to approve this Agreement and the Merger and the transactions contemplated hereby as required by applicable law at Bankshares’s shareholders’ meeting where the transactions were presented to such shareholders for approval and voted upon, or (iii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

(f) By the Board of Directors of Norwood or Bankshares (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) upon delivery of not less than ten (10 days) prior written notice of termination at the time that the terminating party has determined in good faith that any of the conditions precedent to its obligations to consummate the Merger (other than as contemplated by Section 10.1(e) of this Agreement) cannot be satisfied or fulfilled by the date specified in Section 10.1(b) of this Agreement; or

(g) By the Board of Directors of Norwood, (A) if Bankshares fails to hold its shareholder meeting to vote on this Agreement within the time frame set forth in Section 5.5 hereof, or (B) if Bankshares’s Board of Directors either (i) fails to recommend that the shareholders of Bankshares vote in favor of the adoption of this Agreement, or (ii) makes a Change in Recommendation; or

(h) By the Board of Directors of Bankshares prior to obtaining shareholder approval of the Merger, in the event that, after it has received a Superior Proposal in compliance with Section 5.6 hereof and otherwise complied with its obligations under Section 5.6, the Board makes the determination in good faith based on the advice of legal counsel that failure to pursue such Superior Proposal is reasonably likely to cause the directors of Bankshares to breach their fiduciary duties under applicable law, and, provided that Bankshares is not in breach of the provisions of this Agreement, including, but not limited to Section 5.6 hereof; provided, however, that this Agreement may be terminated by Bankshares pursuant to this Section 10.1(h) only after the fifth calendar day following Norwood’s receipt of written notice from Bankshares advising Norwood that Bankshares is prepared to enter into an acquisition agreement with respect to such Superior Proposal, and only if, (i) during such five-calendar day period, Bankshares has caused its financial and legal advisors to negotiate with Norwood in good faith to make such adjustments in the terms and conditions of this Agreement such that such Superior Proposal would no longer constitute a Superior Proposal and (ii) Bankshares’s Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, after consultation with and considering the written advice of outside legal and financial advisors that such Superior Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by Norwood, and (iii) Bankshares has paid the Termination Fee set forth in Section 10.2.

(i) By the Board of Directors of Bankshares, at any time during the five-day period commencing on the Determination Date, such termination to be effective on the 10th day following such Determination Date, if and only if both of the following conditions are satisfied:

(1) the Norwood Market Value on the Determination Date is less than 80% of the Initial Norwood Market Value; and

(2) the number obtained by dividing the Norwood Market Value on the Determination Date by the Initial Norwood Market Value shall be less than the number obtained by dividing (x) the Final Index Price by (y) the Initial Index Price minus 0.20;

provided that such notice of election to terminate may be withdrawn at any time within the aforementioned notice period. The right to termination pursuant to this Section 10.1(i) shall be subject, however, to the following three sentences. If Bankshares elects to exercise its termination right pursuant to this Section 10.1(i), it shall give prompt written notice thereof to Norwood. During the five day period commencing with its receipt of such notice, Norwood shall have the option, at its sole discretion, of paying additional Merger Consideration by increasing the Stock Consideration to equal the lesser of: (A) the quotient, the numerator of which is equal to the product of the Initial Norwood Market Value, the Stock Consideration (as then in effect), and the Index Ratio minus 0.20, and the denominator of which is the Norwood Market Value on the Determination Date or (B) the quotient determined by dividing the Initial Norwood Market Value by the Norwood Market Value on the Determination Date and multiplying the quotient by the product of the Stock Consideration (as then in effect) and 0.80. If within such five business day period, Norwood delivers written notice to Bankshares that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this Section 10.1(i), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Stock Consideration shall have been so modified).

For purposes of this Section 10.1(i) only, the following terms shall have the meanings indicated below:

“Determination Date” means the 15th calendar day immediately prior to the Closing Date or, if such calendar day is not a trading day on Nasdaq, the trading day immediately preceding such calendar day.

“Index” means the KBW NASDAQ Regional Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the KBW NASDAQ Regional Bank Index.

“Index Ratio” means the quotient obtained by dividing the Final Index Price divided by the Initial Index Price.

“Initial Norwood Market Value” means $25.77, adjusted as indicated in the last sentence of this Section 10.1(i).

“Initial Index Price” means the closing value of the Index as of July 3, 2025.

“Final Index Price” means the average of the daily closing values of the Index for the twenty consecutive trading days immediately preceding the Determination Date.

“Norwood Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of Norwood Common Stock as reported on the Nasdaq Stock Market for the twenty consecutive trading days immediately preceding such specified date.

If Norwood or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(i).

Section 10.2 Effect of Termination; Termination Fee.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall terminate and have no effect, except as otherwise provided herein and except that the provisions of this Section 10.2, Section 10.5 and Article 11 of this Agreement shall survive any such termination and abandonment. Except in the case of fraud or willful breach, the right to receive the Termination Fee will constitute the sole and exclusive remedy of Norwood against Bankshares and the Bankshares Subsidiaries and their respective directors and officers and shall constitute liquidated damages and not a penalty.

(b) If, after the date of this Agreement, (i) Bankshares terminates this Agreement pursuant to Section 10.1(h), Bankshares shall be obligated to pay Norwood a fee of $2.4 million as an agreed-upon termination fee in immediately available funds (the “Termination Fee”) within one (1) business day after such termination; or (ii) if after, (A) a proposal for an Acquisition Transaction has been publicly announced by any person or entity and (B) shareholders of Bankshares failed to approve the Merger, Norwood terminates this Agreement pursuant to Section 10.1(g)(A) or (B), Bankshares shall be obligated to pay Norwood the Termination Fee in immediately available funds within one (1) business day after an Acquisition Transaction is consummated or a definitive agreement relating to an Acquisition Transaction is entered into by Bankshares, in each case, within twelve (12) months after the termination of this Agreement pursuant to Section 10.1(d). In each case, Bankshares shall be obligated to pay to Norwood the Termination Fee, less any amounts previously paid at the time this Agreement was terminated.

(c) Bankshares and Norwood agree that the Termination Fee is fair and reasonable in the circumstances. If a court of competent jurisdiction shall nonetheless, by a final, nonappealable judgment, determine that the amount of any such Termination Fee exceeds the maximum amount permitted by law, then the amount of such Termination Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

Section 10.3 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of Norwood, Wayne, Bankshares and Presence Bank.

Section 10.4 Waivers. Subject to Section 11.11 hereof, prior to or at the Effective Time of the Merger, Norwood, on the one hand, and Bankshares, on the other hand, shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other’s obligations under this Agreement and to waive any or all of the conditions to its obligations under this Agreement, except any condition, which, if not satisfied, would result in the violation of any law or any applicable governmental regulation.

Section 10.5 Non-Survival of Representations, Warranties and Covenants. The representations, warranties, covenants or agreements in this Agreement or in any instrument delivered by Norwood or Bankshares shall not survive the Effective Time of Merger, except that Section 5.4(b), Section 6.4 and Section 10.2 shall survive the Effective Time of the Merger, and any representation, warranty or agreement in any agreement, contract, report, opinion, undertaking or other document or instrument delivered hereunder in whole or in part by any person other than Norwood, Bankshares (or directors and officers thereof in their capacities as such) shall survive the Effective Time of Merger; provided that no representation or warranty of Norwood or Bankshares contained herein shall be deemed to be terminated or extinguished so as to deprive Norwood, on the one hand, and Bankshares, on the other hand, of any defense at law or in equity which any of them otherwise would have to any claim against them by any third party, including, without limitation, any shareholder or former shareholder of either Party.

ARTICLE 11 - MISCELLANEOUS

Section 11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“Affiliate” of a Person shall mean (i) any other Person directly or indirectly through one or more intermediaries controlling, controlled by or under common control of such Person, (ii) any officer, director, partner, employer or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person or (iii) any other Persons for which a Person described in clause (ii) acts in any such capacity.

“Bankshares Executive Officer” shall mean Janak M. Amin, Lindsay S. Bixler, Douglas L. Byers, William H. Sayre, and Larry W. Witt.

“Bankshares Subsidiaries” shall mean all direct subsidiaries of Bankshares, including Presence Bank, and all subsidiaries of such direct subsidiaries, including CSB Investments.

“Consent” shall mean a consent, approval or authorization, waiver, clearance, exemption or similar affirmation by any person pursuant to any lease, contract, permit, law, regulation or order.“Code” shall mean the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, opinion, agency requirement; injunction or agreement with a Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, threatened release, exposure to or disposal of any Hazardous Material, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any Hazardous Material. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, asamended.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person that,together with such Person, would be treated as a single employer under Section414 of the Code or Section 4001 of ERISA.

“GAAP” means accounting principles generally accepted in the United States as in effect at the relevant date and consideration applied.

“Governmental Entity” means any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Material” means any substance in any concentration that is: (1) listed, classified or regulated pursuant to any Environmental Law; (2) any petroleum or coal product or by-product, friable asbestos-containing material, lead-containing paint, polychlorinated biphenyls, microbial matter which emits mycotoxins that are harmful to human health, radioactive materials or radon; or (3) any other substance that may be the subject of regulatory action by any Governmental Entity or a source of liability pursuant to any Environmental Law;

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are actually known or reasonably should have been known after due inquiry with respect to the executive officers of such Person and includes any facts, matters or circumstances set forth in any written notice from any Regulatory Authority or any other material written notice received by that Person.

“Loan Property” means any property in which Bankshares or any of the Bankshares Subsidiaries holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect,” means, with respect to Bankshares, Norwood or the Surviving Corporation, as the case may be, an event or circumstance that (i) has a material adverse impact on the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries taken as a whole, provided however that “Material Adverse Effect” shall not be deemed to include the impact of the following: (A) changes, after the date hereof, in U.S. GAAP or applicable regulatory accounting requirements; (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such Party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities; (C) changes, events, or developments, after the date hereof, in global, national or regional political conditions (including the outbreak or escalation of war or hostilities, any occurrence or threat of acts of terrorism or any armed hostilities associated therewith and any national or international calamity, disaster, or emergency or any escalation thereof) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such Party or its Subsidiaries, or other changes, events or developments, after the date hereof, that affect bank or savings associations or their holding companies generally, changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any epidemic, pandemic, outbreak of any disease or other public health event ; (D) the failure, in and of itself, of such Party to meet earnings projections or internal financial forecasts or any decrease in the market price of a Party’s common stock, but not including the underlying causes thereof, (E)

disclosure or consummation of the transactions contemplated hereby or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, (F) any legal action asserted or other actions initiated by any holder of shares of Bankshares Common Stock or the holder of shares of Norwood Common Stock arising out of or related to this Agreement, (G) actions or omissions taken pursuant to the written consent or request of Norwood, in the case of Bankshares, or Bankshares, in the case of Norwood, or (H) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the assets, business, financial condition or results of operations of the Parties and their respective Subsidiaries, including expenses incurred by the Parties hereto in consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries as compared to other companies in the industry in which such Party and its Subsidiaries operate; or (ii) does or would reasonably be expected to materially impair the ability of either Bankshares, on the one hand, or Norwood on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the timely consummation of the transactions contemplated by this Agreement.

“Material Contract” means any of the following agreements of Bankshares or Bankshares Subsidiary:

(1) any contract for outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness in excess of $50,000 or by which Bankshares or any Bankshares Subsidiary is bound;

(2) any contract containing covenants that limit in any respect the ability of Bankshares or any Bankshares Subsidiary to compete in any line of business or with any person or which involve any material restriction of the geographical area in which, or method by which or with whom, Bankshares or any Bankshares Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities), and any contract that could require the disposition of any material assets or line of business of Bankshares or any Bankshares Subsidiary;

(3) any joint venture, partnership, strategic alliance, or other similar contract (including any franchising agreement, but in any event excluding introducing broker agreements), and any contract relating to the acquisition or disposition of any business or assets (whether by merger, sale of stock or assets, or otherwise), which acquisition or disposition is not yet complete or where such contract contains continuing obligations or contains continuing indemnity obligations of Bankshares or any Bankshares Subsidiary;

(4) any real property lease and any other lease with annual rental payments aggregating $50,000 or more;

(5) other than with respect to loans, any contract providing for, or reasonably likely to result in, the receipt or expenditure of more than $200,000 on an annual basis, including the payment or receipt of royalties or other amounts calculated based upon revenues or income;

(6) any contract or arrangement under which Bankshares or any Bankshares Subsidiary is licensed or otherwise permitted by a third party to use any Intellectual Property Right that is material to its business (except for any “shrink wrap” or “click through” license agreements or other agreements for software that is generally available to the public and has not been customized for Bankshares or any Bankshares Subsidiary or under which a third party is licensed or otherwise permitted to use any Intellectual Property Right owned by Bankshares or any Bankshares Subsidiary);

(7) any contract that by its terms limits the payment of dividends or other distributions by Bankshares or any Bankshares Subsidiary;

(8) any standstill or similar agreement pursuant to which any Party has agreed not to acquire assets or securities of another Person;

(9) any contract that would reasonably be expected to prevent, delay, or impede Bankshares’s or any Bankshares Subsidiary’s ability to consummate the transactions contemplated by this Agreement;

(10) any contract providing for indemnification by Bankshares or any Bankshares Subsidiary of any person, except for immaterial contracts entered into in the ordinary course of Business;

(11) any contract that contains a put, call, or similar right pursuant to which Bankshares or any Bankshares Subsidiary could be required to purchase or sell, as applicable, any equity interests or assets that have a fair market value or purchase price of more than $200,000;

(12) any contract relating to (a) interest rate swaps or other derivative products or (b) wholesale funding, including federal funds, foreign deposits and brokered deposits; and

(13) any other contract or agreement which is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K; and

(14) any contract of Bankshares or a Bankshares Subsidiary that was, or was required to be, filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K (or would have been required if Bankshares or a Bankshares Subsidiary was subject to compliance with the Exchange Act of 1934).

“Nondisclosure and Confidentiality Agreement” means that certain Nondisclosure and Confidentiality Agreement between the parties to this Agreement, dated March 7, 2025.

“Norwood Benefit Plan” shall mean an employee benefit plan or arrangement sponsored or maintained by Norwood or Wayne Bank for the benefit of its employees generally who satisfy the applicable eligibility requirements for participation, vesting and benefits.

“Participation Facility” means any facility in which Bankshares or Bankshares Subsidiary or Norwood or Norwood Subsidiary, as applicable, has engaged in Participation in the Management of such facility, whether as a fiduciary, lender in control of the facility, owner or operator.

“Participation in the Management” of a facility has the meaning set forth in 42 U.S.C. § 9601(20)(F).

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Personal Information” means the type of information regulated by Privacy Laws and collected, used, disclosed or retained by a Party in its business including information regarding the customers, suppliers, employees and agents of such business, such as an individual’s name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records.

“Privacy Laws” means all applicable federal, state, municipal or other legal requirements governing the collection, use, disclosure and retention of Personal Information.

“Regulatory Authority” shall mean each of, and “Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the FRB, the Pennsylvania Department of Banking and Securities, the Maryland Commissioner of Financial Regulation , the FDIC, any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, , all national securities exchanges and the SEC.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) with respect to any Taxes.

Section 11.2 Entire Agreement. This Agreement, including the Exhibits and Disclosure Schedules hereto, and the documents referred to herein contain the entire agreement among Norwood, Wayne, Bankshares and Presence Bank with respect to the transactions contemplated hereunder and this Agreement supersedes all prior arrangements or understandings with respect thereto, whether written or oral with the exception of the Non-Disclosure Agreements between Norwood and Bankshares which will survive the execution and delivery of this Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective permitted successors. Except as expressly set forth in Section 6.4 of this Agreement, nothing in this Agreement, expressed or implied, is intended to confer upon any person, firm, corporation or entity, other than the Parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 11.3 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by a nationally recognized overnight delivery service or sent by first class or registered or certified mail, postage prepaid, telegram or telex or other facsimile transmission addressed as follows:

If to Bankshares:

PB Bancshares, Inc.

185 E. Lincoln Highway

Coatesville, Pennsylvania 19320

Attention: Janak M. Amin, President and Chief Executive Officer

Email:

With a copy to:

Barley Snyder, LLP

126 East King Street

Lancaster, Pennsylvania 17602

Attn: Kimberly J. Decker, Esq.

Email: kdecker@barley.com

If to Norwood, then to:

Norwood Financial Corp

717 Main Street

Honesdale, Pennsylvania 18431

Attention: James O. Donnelly, President

Email: jim.donnelly@waynebank.com

With a copy to:

Jones Walker LLP

1 M Street SE

Suite 600

Washington, DC 20003

Attention:  John J. Spidi, Esq.

Email:  jspidi@joneswalker.com

All such notices or other communications shall be deemed to have been delivered (i) upon receipt when delivery is made by hand, (ii) on the business day after being deposited with a nationally recognized overnight delivery service, (iii) on the third (3rd) business day after deposit in the United States mail when delivery is made by first class, registered or certified mail, and (iv) upon transmission when made by facsimile transmission or email if evidenced by a sender transmission completed confirmation.

Section 11.4 Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable or against public or regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and in no way shall be affected, impaired or invalidated, if, but only if, pursuant to such remaining terms, provisions, covenants and restrictions the Merger may be consummated in substantially the same manner as set forth in this Agreement as of the later of the date this Agreement was executed or last amended. Upon such a determination, the parties hereto will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties hereto.

Section 11.5 Costs and Expenses. Except as otherwise set forth herein, expenses incurred by Bankshares on the one hand and Norwood on the other hand, in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approval and all other matters related to the closing of the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants employed by either such Party or its affiliates, shall be borne solely and entirely by the Party which has incurred same.

Section 11.6 Captions. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement and the table of contents hereto are inserted only for convenience and are in no way to be construed as part of this Agreement or as a limitation on the scope of the particular articles, sections or paragraphs to which they refer.

Section 11.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document with the same force and effect as though all Parties had executed the same document. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party hereto forever waives any such defense.

Section 11.8 Persons Bound; No Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors, distributees, and assigns, but notwithstanding the foregoing, this Agreement may not be assigned by any Party hereto unless the prior written consent of the other Parties is first obtained (other than by Norwood to a Norwood Subsidiary; provided that Norwood remains primarily liable for all of its obligations under this Agreement).

Section 11.9 Governing Law. This Agreement is made and shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (without respect to its conflicts of laws principles) except to the extent federal law may apply.

Section 11.10 Exhibits and Disclosure Schedules. Each of the exhibits and Disclosure Schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in this Agreement where reference to it is made.

Section 11.11 Waiver. The waiver by any Party of the performance of any agreement, covenant, condition or warranty contained herein shall not invalidate this Agreement, nor shall it be considered a waiver of any other agreement, covenant, condition or warranty contained in this Agreement. A waiver by any Party of the time for performing any act shall not be deemed a waiver of the time for performing any other act or an act required to be performed at a later time. The exercise of any remedy provided by law, equity or otherwise and the provisions in this Agreement for any remedy shall not exclude any other remedy unless it is expressly excluded. The waiver of any provision of this Agreement must be signed by the Party or Parties against whom enforcement of the waiver is sought. This Agreement and any exhibit, memorandum or Disclosure Schedule hereto or delivered in connection herewith may be amended only by a writing signed on behalf of each Party hereto.

Section 11.12 Construction of Terms. Whenever used in this Agreement, the singular number shall include the plural and the plural the singular. Pronouns of one gender shall include all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof”, “herein”, and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including”, “included”, “such as”, or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements. The recitals hereto constitute an integral part of this Agreement.

Section 11.13 Specific Performance. The parties hereto agree that irreparable damage would occur for which there is no adequate remedy at law in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, it being agreed by the Parties that this is in addition to any other remedy to which they are entitled at law or in equity.

Section 11.14 No Presumption Against Drafting Party. The Parties acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 11.15 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of Confidential Supervisory Information (as defined or identified in 12 C.F.R. 261.2(b) or 12 C.F.R. 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

Section 11.16 Waiver of Jury Trial. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered, and their respective seals hereunto affixed, by their officers thereunto duly authorized, and have caused this Agreement to be dated as of the date and year first above written.

NORWOOD FINANCIAL CORP

ATTEST:	By:	/s/ James O. Donnelly
/s/ John M. McCaffery		Name:James O. Donnelly
Name: John M. McCaffery Its Secretary		Title: President and Chief Executive Officer

WAYNE BANK

ATTEST:	By:	/s/ James O. Donnelly
/s/ John M. McCaffery		Name: James O. Donnelly
Name: John M. McCaffery Its Secretary		Title: President and Chief Executive Officer

PB BANKSHARES, INC.

ATTEST:	By:	/s/ Janak M. Amin
/s/ Mackenzie L. Jackson		Name: Janak M. Amin
Name: Its Secretary		Title: President and Chief Executive Officer

PRESENCE BANK

ATTEST:	By:	/s/ Janak M. Amin
/s/ Mackenzie L. Jackson		Name:Janak M. Amin
Name: Its Secretary		Title: President and Chief Executive Officer

EXHIBIT A

VOTING AGREEMENT

July 7, 2025

Board of Directors

Norwood Financial Corp

717 Main Street

Honesdale, PA 18431

Re: Shareholder Voting Agreement

Dear Ladies and Gentlemen:

The undersigned shareholder (“Shareholder”) of PB Bankshares, Inc., a Maryland corporation (“PB Bankshares”), in order to induce Norwood Financial Corp, a Pennsylvania corporation (“Norwood”), to enter into the Agreement and Plan of Merger, of even date herewith, executed by and among PB Bankshares and Presence Bank, on one hand, and Norwood and Wayne Bank, on the other hand (the “Agreement”), hereby represents, warrants and agrees as follows:

1. Shareholder hereby represents and warrants that Shareholder owns of record, or beneficially, good and valid title to all of the shares of the capital stock of PB Bankshares shown on Schedule 1, attached hereto, free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests, voting trusts or agreements, or impositions, except as otherwise disclosed on Schedule 1, and such shares represent all of the shares of capital stock of PB Bankshares beneficially owned by Shareholder, as determined in accordance with Securities and Exchange Commission (“SEC”) Rule 13d-3. For purposes hereof, the capital stock of PB Bankshares set forth on Schedule 1 shall be referred to herein as the “Shares”. It is understood and agreed that the term Shares shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and that this Agreement is not in any way intended to affect the exercise by the Shareholder of Shareholder’s fiduciary responsibility with respect to any such securities.

2. Shareholder will vote, or cause to be voted, all of the Shares over which the Shareholder has sole voting power, in person or by proxy, (a) for approval of the Agreement and the transactions contemplated thereby at any meeting of the PB Bankshares shareholders duly held for such purpose and (b) against any action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Agreement, unless and until the Agreement is terminated as set forth therein (the “Expiration Date”). Shareholder will use his or her reasonable efforts to cause any Shares over which Shareholder shares voting power to be voted in the same manner. Shareholder will use his or her best efforts to vote or cause to be voted all other Shares, in person or by proxy, in accordance with Section 2(a) and 2(b), above.

3. Shareholder will not, nor will Shareholder permit any entity under Shareholder’s control to, deposit any of the Shares over which the Shareholder holds or shares voting power in a voting trust or subject any of the Shares to any arrangement with respect to the voting of the Shares, in each case in any manner inconsistent with this Agreement.

4. Shareholder will not sell, transfer, pledge, give, hypothecate, assign or otherwise alienate or transfer, by proxy or otherwise, any Shares over which the Shareholder shares or holds the power of disposition or any of Shareholder’s voting rights with respect to the Shares, except to a person who is or becomes a party to a voting agreement with Norwood in the form of this Agreement.

5. Irreparable damage would occur in the event any of the provisions of this Agreement are not performed in accordance with the terms hereof and, therefore, Norwood shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity to which it may be entitled.

6. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of its obligations hereunder will not, constitute a violation of, conflict with, result in a default (or an event which, with notice or lapse of time or both, would result in a default) under, or result in the creation of any lien on any of such Shares under: (i) any contract, commitment or agreement, to which Shareholder is a party or by which Shareholder is bound; or (ii) any judgment, order or ruling applicable to Shareholder.

7. Shareholder has full power and authority to execute, deliver and perform this Agreement, to vote the Shares over which the Shareholder holds sole voting power as required herein and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized, and no other actions on the part of Shareholder are required in order to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms.

8. Shareholder understands that the shares of Norwood Common Stock into which his or her Shares may be converted will be issued in a transaction subject to the Securities Act of 1933, as amended (the “1933 Act”), and registered on a Registration Statement on Form S-4. Shareholder further understands that, should he or she become an affiliate of Norwood, within the meaning of SEC Rule 144, Shareholder may become subject to certain restrictions with respect to the sale, transfer or other disposition of any Norwood Common Stock received in connection with the transactions contemplated by the Agreement (the “Merger”).

Accordingly, the Shareholder acknowledges, agrees and undertakes that, if he or she becomes an affiliate of Norwood, he or she will not, directly or indirectly, make any sale, transfer or other disposition of any of the Norwood Common Stock owned beneficially by him or her as a result of the Merger unless: (i) such sale, transfer or other disposition is made pursuant to an effective registration or a valid exemption from registration under the 1933 Act; (ii) such sale, transfer or other disposition is made pursuant to the resale provisions contained in Rule 144; or (iii) in the opinion of counsel in form and substance reasonably satisfactory to Norwood or under a “no-action” letter obtained by Shareholder from the staff of the SEC, such sale, transfer or other disposition will not violate the registration requirements of, or is otherwise exempt from registration under the 1933 Act. Shareholder agrees that, if he or she becomes an affiliate of Norwood, a restrictive legend reflecting the foregoing may be imprinted on the face of the stock certificate(s) representing the Norwood Common Stock to be issued to him or her in connection with the Merger. Shareholder further understands and agrees that, if he or she becomes an affiliate of Norwood, the transfer agent for Norwood will be instructed not to effect, or to record on the books of Norwood, any transfer of shares of Norwood Common Stock owned beneficially by Shareholder unless such person has satisfied the requirements of this Agreement.

9. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and shall be binding upon the heirs, successors and assigns (as applicable) of the parties hereto.

10. Except as otherwise set forth herein, this Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

11. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement.

12. It is understood and hereby agreed that this Agreement relates solely to the capacity of Shareholder as a shareholder or beneficial owner of the Shares and is not in any way intended to affect the exercise of Shareholder’s responsibilities and fiduciary duties as a director or officer of Norwood or any of its subsidiaries.

13. This Agreement shall terminate and shall have no further force or effect as of the earlier of (A) the Expiration Date or (B) the conclusion of the PB Bankshares Shareholder’s Meeting (including any adjournment or postponement thereof); provided however, that Section 14 hereinafter shall remain in full force and effect, in accordance with its terms, without regard to the terms of Section 13(B) herein.

14. As a current member of the Board of Directors of PB Bankshares, I further agree that in order to support this proposed transaction for the benefit of our shareholders, I hereby irrevocably agree that I will not engage in any Competition (as defined below) with Norwood, Wayne, PB Bankshares or Presence Bank or any affiliate or subsidiary of any of the foregoing (the “Companies”) for a period of twelve months after the Effective Time of the Merger (as defined in the Agreement) or six months following cessation of my service as a member of a regional advisory board (“Advisory Board”) established by Norwood or Wayne following the Effective Time of the Merger, if I elect to serve on such Advisory Board. For purposes of this Voting Agreement, “Competition” means becoming an employee, an officer, a director, a consultant, an agent, partner, an advisory director, a founder or a shareholder or other equity holder (other than acquisitions of not more than two percent (2%) of the outstanding capital stock of, or a similar equity interest in, a corporation or other entity) or in any other capacity with any business organization that is doing business or intends to do business in the Commonwealth of Pennsylvania in the counties in which Wayne Bank shall have a bank branch office as of the Effective Time of the Merger, and which business entity is engaged or intends to engage in the provision of financial services to the public, including, but not limited to, accepting retail or commercial deposit accounts, making loans or offering trust services, commercial banking, mortgage banking, lease financing, and including but not necessarily limited to commercial banks, savings associations, trust companies, credit unions and parent companies and subsidiary companies of such business entities (collectively, “Financial Services Companies”). Competition shall also mean engaging in efforts to recruit any employee of the Companies or solicit or induce, attempt to solicit or induce, or assist in the solicitation or inducement of any employee of the Companies to terminate his or her employment with the Companies, or otherwise cease his or her relationship with the Companies, or solicit, divert or take away, or attempt to solicit, divert or take away, the business or patronage of any of the clients, customers or accounts of the Companies that were served by the Companies before or after the Effective Time of the Merger.

This Section 14 shall not (i) be applicable to the PB Bankshares Executive Officers being required to sign this Voting Agreement, (ii) limit my ability to continue to provide legal services or other services to such Financial Services Companies that I am currently providing as of the date of the Agreement, (iii) limit my ability to lease or sell real property to such entities or (iv) limit my ability to use the banking services of such Financial Services Companies.

[Signature Page Follows]

Very truly yours,

By:

Printed Name:

Schedule 1

Name	Class of Shares	Number of Shares

Encumbrances:

ACCEPTED BY NORWOOD FINANCIAL CORP

By:
James O. Donnelly
President and Chief Executive Officer

EXHIBIT B

AGREEMENT AND PLAN OF BANK MERGER

THIS AGREEMENT AND PLAN OF BANK MERGER (this “Bank Merger Agreement”), is made and entered into as of this 7th day of July 2025, by and between Wayne Bank (“Wayne Bank”), a Pennsylvania chartered commercial bank having its principal place of business at 717 Main Street, Honesdale, Pennsylvania 18431, and Presence Bank (“Presence Bank”), a Pennsylvania chartered stock bank, having its principal place of business at 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320.

BACKGROUND

A. Wayne Bank is a wholly owned subsidiary of Norwood Financial Corp (“Norwood”), a bank holding company registered under the Bank Holding Company Act of 1956, as amended.

B. Presence Bank is a wholly owned subsidiary of PB Bankshares, Inc. (“Bankshares”), a bank holding company registered under the Bank Holding Company Act of 1956, as amended.

C. Norwood and Bankshares are parties to an Agreement and Plan of Merger, dated as of July 7, 2025 (the “Holding Company Merger Agreement”). This Bank Merger Agreement is being executed and delivered by Wayne Bank and Presence Bank pursuant to the Holding Company Merger Agreement.

D. The respective Boards of Directors and shareholders of Wayne Bank and Presence Bank have unanimously adopted resolutions approving this Bank Merger Agreement and authorizing the execution and delivery of this Bank Merger Agreement. The respective Boards of Directors of Wayne Bank and Presence Bank deem the merger of Presence Bank with and into Wayne Bank, pursuant to the terms and conditions set forth or referred to herein, to be desirable and in the best interests of the respective banks and their respective shareholders.

AGREEMENT

In consideration of the premises and of the mutual covenants and agreements herein contained, Wayne Bank and Presence Bank, intending to be legally bound hereby, agree to the following terms:

ARTICLE I

MERGER; NAME; BUSINESS; APPROVALS

1.1 Merger. Subject to the terms and conditions of this Bank Merger Agreement, pursuant to the applicable provisions of the Bank Merger Act, 12 U.S.C. 1828(c), and the applicable laws and regulations of the Commonwealth of Pennsylvania, and subject to the approval of all required regulatory agencies, at the Effective Time (as that term is defined in Article V hereof): (i) Presence Bank shall merge with and into Wayne Bank; (ii) the separate existence of Presence Bank shall cease; and (iii) Wayne Bank shall be the surviving entity and shall continue to operate under the name “Wayne Bank” (such transaction referred to herein as the “Bank Merger,” and Wayne Bank, as the surviving entity in the Bank Merger, is referred to herein as the “Resulting Bank”).

1.2 Business; Offices. The business of the Resulting Bank shall continue to be conducted at Wayne Bank’s main office, which is located at 717 Main Street, Honesdale, Pennsylvania 18431, and at Wayne Bank’s legally established branches. The main office of Presence Bank and its branch offices shall operate as branch offices of the Resulting Bank.

1.3 Approvals.

a. Board of Directors’ Approval. The Plan of Merger has been approved by: (i) all of the members of the Board of Directors of Wayne Bank at a meeting held on July 7, 2025; and (ii) all of the members of the Board of Directors of Presence Bank at a meeting held on July 7, 2025.

b. Shareholder Approvals. The Plan of Merger was approved and adopted by: (i) all of the members of the Board of Directors of Norwood, as the sole shareholder of Wayne Bank, on July 7, 2025; and (ii) all of the members of the Board of Directors of Bankshares, as the sole shareholder of Presence Bank, on July 7, 2025.

ARTICLE II

CHARTER AND BYLAWS

At the Effective Time, the Articles of Incorporation and Bylaws of Wayne Bank in effect immediately before the Effective Time shall be the Articles of Incorporation and Bylaws of the Resulting Bank. No amendments to the Articles of Incorporation and Bylaws of the Resulting Bank shall be made in connection with the Bank Merger.

ARTICLE III

BOARD OF DIRECTORS AND OFFICERS

3.1 Board of Directors. At the Effective Time, the directors of the Resulting Bank shall consist of the persons set forth on Schedule 3.1, each of whom shall serve as such until their successors have been elected and qualified.

3.2 Officers. At the Effective Time, the officers of the Resulting Bank shall consist of the officers set forth on Schedule 3.2, each of whom shall serve as such until their successors have been elected and qualified.

ARTICLE IV

CONVERSION OF SHARES

4.1 Capital Stock of Wayne Bank. At and after the Effective Time, each share of Wayne Bank Common Stock issued and outstanding immediately before the Effective Time shall continue to be an issued and outstanding share of common stock of the Resulting Bank.

4.2 Capital Stock of Presence Bank. At the Effective Time, each share of Presence Bank Common Stock issued and outstanding immediately before the Effective Time, and each share of Presence Bank Common Stock issued and held in the treasury of Presence Bank immediately before the Effective Time, if any, shall be cancelled, and no cash, stock or other property shall be delivered in consideration of cancellation therefor. No new shares of the capital stock of the Resulting Bank shall be issued or be deemed to have been issued in exchange for the cancelled shares of Presence Bank common stock, and such cancelled shares shall not be converted into any other shares or other securities of the Resulting Bank.

ARTICLE V

EFFECTIVE TIME OF THE BANK MERGER

The Bank Merger shall become effective at the time (the “Effective Time”) at which the merger of Bankshares with and into Norwood pursuant to the Holding Company Merger Agreement shall become effective, which time shall be (1) after both (i) the date on which the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation shall have approved the Bank Merger, or waived any applicable approval requirement in writing, and (ii) the date of receipt of any other approvals required to consummate the Bank Merger; and (2) as set forth in the Articles of Merger filed to effectuate the Bank Merger.

ARTICLE VI

EFFECT OF THE BANK MERGER; LIQUIDATION ACCOUNT

At and after the Effective Time, the Bank Merger shall have the effects set forth in the applicable provisions of the Pennsylvania Banking Code of 1965, as amended, and the Bank Merger Act, 12 U.S.C. 1828(c). All assets as they exist at the Effective Time of the merger shall pass to and vest in the Resulting Bank without any conveyance or other transfer. At the Effective Time, the Resulting Bank shall, by virtue of the Merger, assume all liabilities of Presence Bank of every kind and description existing as of the effective time of the merger and all obligations of Presence Bank under the liquidation account established by Presence Bank in connection with its conversion from mutual to stock form.

ARTICLE VII

CONDITIONS PRECEDENT

The obligations of Wayne Bank and Presence Bank to effect the Bank Merger shall be subject to the receipt of all required regulatory approvals and the consummation of the merger of Bankshares with and into Norwood, as set forth in the Holding Company Merger Agreement.

ARTICLE VIII

TERMINATION

This Bank Merger Agreement shall automatically terminate upon any termination of the Holding Company Merger Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Dissenting Rights. Bankshares, as the sole shareholder of Presence Bank on the date it approved the merger transaction contemplated by this Agreement, has agreed to waive any and all dissenter’s rights to the extent it would be entitled to such rights under provision of any applicable law.

9.2 Acknowledgement. Each party to this Agreement, by executing the same, acknowledges and affirms that its Board of Directors and sole shareholder has, by the required votes, approved this Agreement and the transactions contemplated hereby, authorized the execution of this Agreement, empowered its undersigned officers to execute this Agreement, and authorized the filing of this Agreement.

9.3 Extensions; Waivers. Except where not permitted by law, each party to this Bank Merger Agreement, by a written instrument signed by a duly authorized officer, may extend the time for the performance of any of the obligations or other acts of the other party hereto, and may waive compliance with any of the covenants, or performance of any of the obligations, of the other party contained in this Bank Merger Agreement.

9.4 Notices. Any notice or other communication required or permitted under this Bank Merger Agreement shall be given to the parent company of the party to which such notice or communication is given, and shall be effective, in accordance with the provisions of Section [11.4] of the Holding Company Merger Agreement.

9.5 Captions. The headings of the several Articles and Sections herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Bank Merger Agreement.

9.6 Counterparts. This Bank Merger Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy of a signature page or e-mail delivery of a “.pdf” format data file of a signature page shall each be deemed to be an original signature page

9.7 Governing Law. This Bank Merger Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to principles of conflicts of law, except to the extent that certain maters may be governed by federal law.

[Signature page immediately follows]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Bank Merger to be executed by their duly authorized officers and their corporate seals to be hereunto affixed as of the date first written above.

Presence Bank

By:	/s/ Janak M. Amin
Janak M. Amin, President and CEO

Wayne Bank

By:	/s/ James O. Donnelly
James O. Donnelly, President and CEO

Exhibit 99.1 Norwood Financial Corp Extends its Pennsylvania Presence with Strategic Acquisition of PB Bankshares, Inc. J u l y 7 , 2 0 2 5

Forward-looking Statements and Additional Information

This presentation contains forward-looking statements within the meaning of the federal securities laws relating to the proposed merger with PB Bankshares, Inc. ("PBBK") by Norwood Financial Corp. ("Norwood" or "NWFL"), the integration of PBBK with NWFL, the combination of their businesses and projected or pro forma financial information and metrics. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectations of NWFL and PBBK and members of their respective board of directors and senior management teams. Investors and security holders are cautioned that such statements are predictions, and are not guarantees of future performance. Actual events or results may differ materially. Completion of the proposed merger, expected financial results or other plans are subject to a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond NWFL's control.

Additional risks and uncertainties may include, but are not limited to, the risk that expected cost savings, revenue synergies and other financial benefits from the proposed merger may not be realized or take longer than expected to realize, the failure to obtain required regulatory or shareholder approvals, the failure of the closing conditions in the merger agreement to be satisfied or any unexpected delay in closing the transaction.

For further information regarding these risks and uncertainties and additional factors that could cause results to differ materially from those contained in the forward-looking statements, see the forward-looking statement disclosure contained in the Annual Report on Form 10-K for the most recently ended fiscal year of NWFL and PBBK, as well as the proxy statement/prospectus described below, and other documents subsequently filed by NWFL and PBBK with the Securities and Exchange Commission. Due to these and other possible uncertainties and risks, NWFL and PBBK can give no assurance that the results contemplated in the forward-looking statements will be realized, and readers are cautioned not to place undue reliance on the forward-looking statements contained in this presentation. Forward-looking statements are based on information currently available to NWFL and PBBK, and the parties assume no obligation and disclaim any intent to update any such forward-looking statements. All forward-looking statements, express or implied, included in the presentation are qualified in their entirety by this cautionary statement.

NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with GAAP, this presentation includes certain non-GAAP financial measures. NWFL and PBBK believe these non-GAAP financial measures provide additional information that is useful to investors in helping to understand underlying financial performance and condition and trends of NWFL.

Non-GAAP financial measures have inherent limitations. Readers should be aware of these limitations and should be cautious with respect to the use of such measures. To compensate for these limitations, non-GAAP measures are used as comparative tools, together with GAAP measures, to assist in the evaluation of operating performance or financial condition. These measures are also calculated using the appropriate GAAP or regulatory components in their entirety and are computed in a manner intended to facilitate consistent period-to-period comparisons. NWFL's method of calculating these non-GAAP measures may differ from methods used by other companies. These non-GAAP measures should not be considered in isolation or as a substitute or an alternative for those financial measures prepared in accordance with GAAP or in-effect regulatory requirements. Numbers in this presentation may not sum due to rounding.

Where non-GAAP financial measures are used, the most directly comparable GAAP or regulatory financial measure, as well as the reconciliation to the most directly comparable GAAP or regulatory financial measure, can be found in this presentation.

Note: Neither party includes risk factors in their Form 10-K

2

Forward-looking Statements and Additional Information 2

Forward-looking Statements and Additional Information

This communication is being made in respect of the proposed merger transaction involving NWFL and PBBK. This material is not a solicitation of any vote or approval of the NWFL and PBBK shareholders and is not a substitute for the proxy statement/prospectus or any other documents that NWFL and PBBK may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The proposed merger transaction will be submitted to the shareholders of PBBK for their consideration. In connection therewith, NWFL intends to file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a Registration Statement on Form S-4, which will include the proxy statement of PBBK that also will constitute a prospectus of NWFL (the "proxy statement/prospectus"), as well as other relevant documents concerning the proposed transaction. However, such materials are not currently available. The proxy statement/prospectus will be mailed to the shareholders of PBBK when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND PBBK SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NWFL, PBBK, THE PROPOSED TRANSACTION AND RELATED MATTERS. Shareholders are also urged to carefully review and consider NWFL's and PBBK's public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Investors and security holders may obtain free copies of the proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about NWFL or PBBK and/or the proposed transaction, once such documents are filed with the SEC, at the SEC's website at www.sec.gov. In addition, copies of the documents filed with the SEC by NWFL, including the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus, will be available free of charge on the NWFL's website at www.wayne.bank under the heading "Shareholder Services."

Participants in the Solicitation

NWFL, PBBK and certain of their respective directors, executive officers and other members of management and employees may, under the SEC's rules, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NWFL is set forth in its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 18, 2025, its annual report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025, and in other documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of PBBK is set forth in its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 23, 2025, its annual report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 28, 2025, and in other documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

3

Forward-looking Statements and Additional Information 3

The Combination of Two Highly Complementary Franchises

Combined Financial Highlights[1]	Larger Platform to Accelerate Successful Lending	Low Risk Transaction between Two Similar Community Banks	Expansion into Desirable Central and Southeastern Pennsylvania Markets
Assets $2.8B · Loans $2.1B · Deposits $2.4B			

Financially Compelling Transaction to Gain Size and Scale

Cost Effective Way to Enter Top Tier Markets and Add Talent

Strategic Benefits

- **Similar Cultures:** Two relationship-focused banks that provide the highest level of customer service, are committed to their employees and their career progression, and provide support and interaction with the local community base which they serve
- **Business Models:** Both banks have business models that allow bankers to deliver top-tier customer service to businesses and individuals in their market areas. Norwood's commercial and wealth business will help enhance Presence's platform and provide other avenues for growth
- **Low Risk:** Transaction reflects only 16% of pro-forma assets, helps leverage excess capital from equity restructuring transaction in 2024, and helps strengthens the talent pool
- **Credit Philosophy:** Both banks have similar credit cultures, with disciplined underwriting practices, consistent credit administration practices, and complementary loan compositions
- **Regional Expansion:** Expansion into the desirable Chester County market in Southeastern Pennsylvania will provide access to a more affluent customer profile, with a more commercial focused customer base and more opportunities for commercial lending and treasury management deposits & fees
- **Strong Management:** The transaction has support from Presence's management team, with selected executives who bring extensive and long-tenured experience in central and Southeastern Pennsylvania signing agreements to remain with the combined organization. Presence bank executives have a combined experience in the markets served of over 100+ years

Norwood FINANCIAL CORP + PB

Source: S&P Capital IQ Pro
1) Reflects consolidated financial information as of 3/31/2025 without giving effect to purchase accounting

4

The Combination of Two Highly Complementary Franchises ▪▪ ▪ ▪ ▪ ▪ 4

Transaction Impacts: Financially Compelling

Expected Financial Impact

Valuation & Transaction Metrics		***Bank Capital Ratios at Closing***
106.6% Price / Tangible Book Value	**10.3%** 2026 EPS Accretion[1]	**10.9%** CET1 Ratio
9.4x Price / '26E Earnings (Incl. Cost Saves)[2]	**10.4%** 2027 EPS Accretion[1]	**8.6%** Leverage Ratio
2.3% Core Deposit Premium	**4.2%** TBV Dilution	**12.0%** Total Risk-Based Capital Ratio
0.83x Pay-to-Trade Ratio	**2.5 Years** TBV Dilution Earnback[3]	**179.6%** CRE / Total RBC Ratio

Benefits of the Transaction

The combination creates significant value for both NWFL and PBBK shareholders by …

- Expanding NWFL's footprint into Central & Southeastern Pennsylvania
- Increasing the product offerings across both platforms
- Enabling significant cross selling opportunities
- Providing PBBK with additional resources and a materially higher lending limit to expand its existing loan relationships
- Utilizing the size and scale of the NWFL platform to retain key relationships which were previously participated out
- Gaining additional market share and expanding into attractive neighboring markets
- Strengthening the financial performance of the combined organization
- Broadening the combined organization's talent pool and providing retained PBBK team members with expanded career growth opportunities

5

Transaction Impacts: Financially Compelling Expected Financial Impact Benefits of the Transaction • Expanding NWFL’s footprint into Central & Southeastern Pennsylvania 106.6% 10.3% 10.9% Price / Tangible Book 2026 EPS • Increasing the product offerings across both platforms CET1 Ratio 1 Value Accretion • Enabling significant cross selling opportunities • Providing PBBK with additional resources and a materially 9.4x 10.4% 8.6% higher lending limit to expand its existing loan relationships Price / ’26E Earnings 2027 EPS Leverage Ratio 2 1 (Incl. Cost Saves) Accretion • Utilizing the size and scale of the NWFL platform to retain key relationships which were previously participated out 12.0% • Gaining additional market share and expanding into 2.3% 4.2% Total Risk-Based attractive neighboring markets Core Deposit Premium TBV Dilution Capital Ratio • Strengthening the financial performance of the combined organization 2.5 Years 0.83x 179.6% • Broadening the combined organization’s talent pool and TBV Dilution Pay-to-Trade Ratio CRE / Total RBC Ratio 3 Earnback providing retained PBBK team members with expanded career growth opportunities Note: Pricing based on NWFL's closing stock price of $26.65 per share, as of July 3, 2025 1) For illustrative purposes, assumes transaction closes on January 1, 2026, cost savings are 85% phased-in during the first full year of operations, and 100% phased-in during the second full year and excludes one-time deal costs 5 2) Assumes 32.5% net cost savings are fully phased-in 3) Crossover method; Excluding CECL double count, which is expected in calendar year 2027 (early adoption in 2025 or 2026), TBV dilution earnback would measure 2.3 yrs

Overview of PB Bankshares, Inc.

Company Overview

- Headquartered in Coatesville, PA, PB Bankshares, Inc. is the bank holding company for Presence Bank, which is a full-service community banking institution offering consumer and business banking products and services across Central and Southeastern Pennsylvania.
- On July 14, 2021, Presence Bank converted to a stock bank through a $27.8mm public offering.
- Presence operates 4 bank branch offices and 2 LPOs across Chester, Lancaster, and Dauphin counties.
- Presence is a growing bank headquartered in Southeastern Pennsylvania. The company targets relationships in Chester, Cumberland, Dauphin, and Lancaster counties which are some of the most demographically attractive counties within the Commonwealth of Pennsylvania.

Total PA Deposits: $367 Million

Presence Bank

- **Chester County** — 1.4% Market Share
- **Dauphin County** — 1 Loan Production Facility
- **Lancaster County** — 0.7% Market Share

Dauphin
Chester
Lancaster

Key Financial Highlights

($ in 000's, unless otherwise indicated)	LTM Q1'25	CAGR (%) 2020 – Q1'25
Balance Sheet and Capital		
Total Assets	$467,105	13.2
Total Gross Loans	$351,135	15.7
Total Deposits	$367,627	11.5
Tangible Common Equity	$49,518	21.1
Loans / Deposits (%)	95.5	-
Tangible Common Equity / Tangible Assets (%)	10.6	-
Profitability		**Q1'25 YTD**
Core Income	$1,528	$464
Net Interest Margin (%)	2.63	2.81
Efficiency Ratio (%)	83.5	80.3
Core Return on Average Assets (%)	0.34	0.41
Core Return on Average Common Equity (%)	3.19	3.76
Credit and Asset Quality		
NPAs / Assets (%)	0.23	0.23
Loan Loss Reserves / Gross Loans (%)	1.27	1.27
NCOs / Average Loans (%)	0.05	(0.03)

Source: S&P Capital IQ Pro
Note: Core profitability reconciliation illustrated on page 19
1) Metric reflects YTD data for the ending period

6

Overview of PB Bankshares, Inc. ▪ ▪ ▪ ▪ ▪ ▪ ▪ 6

Transformative Geographical Expansion

Opportunity to Fill Gaps
$25B+ in assets concentrated across 40+ sub-$2B banks
LPO
Admin
Syracuse
Auburn
Cortland
Ithaca
Binghamton
Scranton
Wilkes-Barre
Williamsport
Bloomsburg
Allentown
Easton
Reading
Lebanon
Carlisle
York
Philadelphia
Trenton
Newark
Elizabeth
Paterson
Middletown

Pennsylvania Deposits ($MMs)

75th Pct.
1,269.7
Pro Forma
1,181.1
72nd Percentile
NWFL
834.2
66th Percentile
Median
493.7
PBBK
367.6
42nd Percentile
25th Pct.
180.4

Source: S&P Capital IQ Pro
Note: Target deposits as of March 31, 2025, remaining deposit market share data is as of June 30, 2024, and is pro forma for pending acquisitions; Excludes banks with > $200Bn Assets
Note: "Gaps" in between NWFL and PBBK markets includes banks within 70mi of the center of the two branch footprints

7

Transformative Geographical Expansion The acquisition of PBBK provides Norwood with a strategic foothold in desirable Central and Southeastern Pennsylvania markets. In addition to PBBK’s brick and mortar footprint, the company will provide Norwood with a talented lending team with key commercial relationships in competitive markets. Norwood’s larger platform will provide existing PBBK bankers with the leverage to service larger clients. The pro forma bank will be adequately positioned to expand in the acquired markets. NWFL is a comprehensive financial services platform with 30 offices across Pennsylvania and New York. The company has been a symbol of strength, safety and security for the communities, customers and stockholders they serve for over 150 years. NWFL looks forward to supporting PBBK and providing white glove service to new and existing clients in Central and Southeastern Pennsylvania. 7

Expansion in Desirable Markets

PBBK Market Demographics

Population Growth (2025 – 2030)

4.15%
2.21%
2.03%
0.51%
Chester, PA
Lancaster, PA
Dauphin, PA
Pennsylvania

Median HHI Growth (2025 – 2030)

9.04%
11.84%
4.01%
7.80%
Chester, PA
Lancaster, PA
Dauphin, PA
Pennsylvania

Households by Income Level

Households with Income $100K - $199K
Households with Income $200K+
32.5%
27.1%
30.2%
12.5%
23.6%
8.1%
25.8%
11.4%
Chester, PA
Lancaster, PA
Dauphin, PA
Pennsylvania

Median Household Income

$122,404
$87,346
$70,042
$74,855
Chester, PA
Lancaster, PA
Dauphin, PA
Pennsylvania

Bolsters Significant Market Share Across Pennsylvania

Wayne
Lackawanna
Pike
Luzerne
Monroe
Dauphin
Lancaster
Chester
Top 10 Pro Forma Deposit Market Share in 4 Counties
Ranked #1 – #2
Ranked #3 – #5
Ranked #6 – #10
Ranked Greater Than #10
Not Ranked

Notable Employers and Attractions in PBBK Markets

Source: S&P Capital IQ Pro

8

Expansion in Desirable Markets 8

MRQ & Combined Balance Sheet Composition

NWFL Loan Composition

Consr & Other 27.0%
C&D 3.3%
C&I 10.1%
1-4 Fam 21.5%
Multifam 3.4%
Other CRE 10.9%
OwnOcc CRE 21.9%
HELOC 2.0%

Loan Type	Composition ($000)	% of Total
Constr & Dev (C&D)	58,226	3.3%
1-4 Family Residential	379,354	21.5%
Home Equity	35,049	2.0%
Owner - Occ CRE	385,693	21.9%
Other CRE	191,473	10.9%
Multifamily	59,175	3.4%
Commercial & Industrial	178,996	10.1%
Consr & Other	476,625	27.0%
Total Loans	$1,764,591	100.0%
MRQ Yield on Loans:		**5.91%**
CRE Loans/ Total RBC:[1]		**129.6%**

PBBK Loan Composition

C&D 2.6%
1-4 Fam 26.6%
HELOC 2.7%
Consr & Other 2.9%
C&I 6.0%
OwnOcc CRE 17.0%
Multifam 8.4%
Other CRE 33.8%

Loan Type	Composition ($000)	% of Total
Constr & Dev (C&D)	9,237	2.6%
1-4 Family Residential	93,417	26.6%
Home Equity	9,423	2.7%
Owner - Occ CRE	59,538	17.0%
Other CRE	118,594	33.8%
Multifamily	29,403	8.4%
Commercial & Industrial	21,236	6.0%
Consr & Other	10,287	2.9%
Total Loans	$351,135	100.0%
MRQ Yield on Loans:		**5.90%**
CRE Loans/ Total RBC:[1]		**330.9%**

Combined Loan Composition

C&D 3.2%
Consr & Other 23.0%
1-4 Fam 22.3%
C&I 9.5%
Multifam 4.2%
Other CRE 14.7%
OwnOcc CRE 21.0%
HELOC 2.1%

Loan Type	Composition ($000)	% of Total
Constr & Dev (C&D)	67,463	3.2%
1-4 Family Residential	472,771	22.3%
Home Equity	44,472	2.1%
Owner - Occ CRE	445,231	21.0%
Other CRE	310,067	14.7%
Multifamily	88,578	4.2%
Commercial & Industrial	200,232	9.5%
Consr & Other	486,912	23.0%
Total Loans	$2,115,726	100.0%
MRQ Yield on Loans:		**5.91%**
CRE Loans/ Total RBC:[1]		**163.0%**

Source: S&P Capital IQ Pro, bank regulatory data as of March 31, 2025. Not inclusive of purchase accounting adjustments

1) Commercial real estate loans as defined in the regulatory agencies guidance on commercial real estate (CRE) as a percent of risk-based capital

9

MRQ & Combined Balance Sheet Composition 9

MRQ & Combined Balance Sheet Composition

NWFL Deposit Composition

Non Int. Bearing 19.6%
Time Deposits > $100k 28.4%
Time Deposits < $100k 12.4%
MMDA & Sav 19.8%
NOW Accts 19.8%

Deposit Type	Composition ($000)	% of Total
Non Interest Bearing	393,388	19.6%
NOW & Other Trans	396,885	19.8%
MMDA & Sav	398,137	19.8%
Time Deposits < $100k	248,870	12.4%
Time Deposits > $100k	569,179	28.4%
Total Deposits	$2,006,459	100.0%

MRQ Cost of Deposits:	**2.22%**
Loans / Deposits	**88.0%**
Municipal Deposits	**23.8%**

PBBK Deposit Composition

Non Int. Bearing 6.9%
Time Deposits > $100k 36.9%
Time Deposits < $100k 12.8%
MMDA & Sav 15.3%
NOW Accts 28.1%

Deposit Type	Composition ($000)	% of Total
Non Interest Bearing	25,292	6.9%
NOW & Other Trans	103,380	28.1%
MMDA & Sav	56,263	15.3%
Time Deposits < $100k	46,938	12.8%
Time Deposits > $100k	135,755	36.9%
Total Deposits	$367,628	100.0%

MRQ Cost of Deposits:	**2.81%**
Loans / Deposits	**95.5%**
Municipal Deposits	**15.1%**

Combined Deposit Composition

Non Int. Bearing 17.6%
Time Deposits > $100k 29.7%
NOW Accts 21.1%
Time Deposits < $100k 12.5%
MMDA & Sav 19.1%

Deposit Type	Composition ($000)	% of Total
Non Interest Bearing	418,680	17.6%
NOW & Other Trans	500,265	21.1%
MMDA & Sav	454,400	19.1%
Time Deposits < $100k	295,808	12.5%
Time Deposits > $100k	704,934	29.7%
Total Deposits	$2,374,087	100.0%

MRQ Cost of Deposits:	**2.31%**
Loans / Deposits	**89.1%**
Municipal Deposits	**22.5%**

Source: S&P Capital IQ Pro, bank regulatory data as of March 31, 2025. Not inclusive of purchase accounting adjustments

10

MRQ & Combined Balance Sheet Composition 10

Transaction Structure

Transaction Structure	• Norwood Financial Corp. to acquire 100% of PB Bankshares, Inc. outstanding common stock • At closing Presence Bank will merge with and into Wayne Bank • 80% stock consideration / 20% cash consideration • Fixed exchange ratio of 0.7850x NWFL shares for each PBBK share, or $19.75 in cash • Outstanding stock options to be exchanged for cash
Transaction Value & Multiples[1,2,3]	• Aggregate transaction value of approximately $54.9 million • Price / tangible book value per share of 106.6% • 0.83x Pay-to-trade ratio • 19.2% market premium as of July 3, 2025
Personnel and Projected Ownership	• Two non-employee members of PBBK's board to be added to the NWFL board for a combined total of 12 • Janak M. Amin to become Executive Vice President and Chief Operating Officer • Ownership of approximately 86% NWFL / 14% PBBK
Diligence, Expected Timing & Approvals	• Conducted extensive due diligence process across all business functions • Subject to the receipt of PBBK shareholder approvals and required regulatory approvals and other customary closing conditions • Anticipated closing during late 4th quarter 2025 or early first quarter 2026

1) Based on PBBK common shares outstanding of 2,552,315
2) Based on NWFL's closing stock price of $26.65 per share, as of July 3, 2025
3) Based on PBBK outstanding stock options of 278,725 with a weighted average strike price of $12.28 to be exchanged for cash

11

Transaction Structure • • • • • • • • • • • • • • • 11

Financial Assumptions

Earnings, Synergies & Cost Savings	• Net income for NWFL based on consensus analyst estimates through 2026, and grown 5% thereafter • Net income estimates for PBBK based on management estimates through 2027, and grown 5% thereafter • Impact of favorable securities, loan and deposit repricing in 2025 is excluded from FMV assumptions • Cost savings of 32.5% of PBBK's noninterest expense base (85% realized in the first full year of combined operations, 100% thereafter) • Revenue synergies identified but not modeled
Loan Mark & CECL	• $4.2 million gross loan credit mark or 1.2% of PBBK's total loans and 0.9x PBBK's existing ACL ➢ $1.0 million allocated to purchase credit deteriorated (PCD) loans ➢ $3.2 million allocated to non-PCD loans (accreted into earnings over five years, sum-of-years-digits) • Assumes a day two CECL reserve on the non-PCD credit mark equal to the non-PCD loan mark (CECL "double-count")
Transaction Expenses & CDI	• Pre-tax one-time expenses of $7.1 million fully reflected in projected tangible book value per share at closing • Core deposit intangible of $4.9 million (amortized over 10 years, sum-of-years-digits)
FMV Assumptions & Other	• Loan interest rate mark of $11.8 million pre-tax, or 3.4% of PBBK's gross loan balances (accreted into earnings over five years, sum-of-years-digits) • Other pre-tax fair value liability adjustments totaling approximately $1.0 million, amortized based on estimated remaining life • AFS and HTM fair market value impact is $0

Note: Consensus estimates as of July 3, 2025

12

Financial Assumptions • • • • • • ➢ ➢ • • • • • • 12

Disciplined Yet Opportunistic Growth Strategy

PB
UpState New York Bancorp, Inc.
NBDC BANK
North Penn Bank
Relationships Not Runaround
2010: 0.5
2011: 0.5, $0.2
2012: 0.7
2013: 0.7
2014: 0.7
2015: 0.8
2016: 0.7, $0.4
2017: 1.1
2018: 1.2
2019: 1.2
2020: 1.4, $0.5
2021: 2.1
2022: 2.0
2023: 2.2
2024: 2.3
Q1'25: 2.4, $0.5
NWFL Assets ($B)
Acquired Assets ($B)

Wayne Bank

Wayne Bank
DRIVE UP ATM

wayne
BANK

Source: S&P Capital IQ Pro
Note: Assumes combined assets for NWFL and PBBK as of March 31, 2025

13

Disciplined Yet Opportunistic Growth Strategy 13

Thorough Due Diligence Process

Due Diligence Overview

- Extensive due diligence team including internal and external professionals
- Engaged third-party advisors to thoroughly review purchase accounting, credit, contracts, etc.
- Collaborative two-month due diligence process with a significant amount of information

Comprehensive Loan Review

Scope of the credit review included:

- Very granular book with average loan size under $300 thousand
- All loans greater than $500 thousand
- All commercial loans Watch or worse risk rated and all nonaccrual loans
- Average credit score of the portfolio was 763

Human Resources	Finance, Accounting & FMV	Credit & Loan Review
Operations	Tax	Legal
Compliance & Risk Management	Technology	Marketing

Source: S&P Capital IQ Pro

14

Thorough Due Diligence Process • • • • • • • 14

Tangible Book Value Dilution Reconciliation

Illustrative Tangible Book Value Dilution Impact

($ in millions, except per share data)	
NWFL Tangible Common Equity at Close	**$200.9**
NWFL Tangible Book Value per Share at Close	$21.70
Equity Consideration to PBBK	$40.8[1]
Goodwill Created	(5.3)
Core Deposit Intangible Created	(4.9)
After-Tax Merger Costs Attributable to NWFL	(4.8)
After-Tax Impact of Non-PCD Double Count and Other Adjustments	(2.5)
NWFL Pro Forma Tangible Common Equity at Close	**$224.2**
Common Shares Issued to PBBK[1]	1.5
Pro Forma Common Shares Outstanding	10.8
Pro Forma Tangible Book Value per Share	**$20.78**
NWFL Tangible Book Value per Share Dilution ($)	($0.92)
NWFL Tangible Book Value per Share Dilution (%)	(4.2%)
Tangible Book Value Earnback — Crossover Method	2.5 Years
Tangible Book Value Earnback — Crossover Method (Excluding CECL Double Count)	2.3 Years

Goodwill Reconciliation

($ in millions)	
Cash Consideration to PBBK	$9.6
Option Cash Out Consideration to PBBK	$2.1
Equity Consideration to PBBK	$40.8
Aggregate Consideration	**$52.5**[1]
PBBK Tangible Book Value at Close	52.2
(+) After-Tax Merger Costs Attributable to PBBK	(1.0)
(+) Pre-Tax Fair Value Adjustments	(10.0)
(+) Net Deferred Tax Asset / (Liability)	2.2
Adjusted Tangible Common Equity with After-Tax Fair Value Adjustments	**$43.3**
Excess Over Adjusted Tangible Book Value	9.1
(-) Core Deposit Intangible Created	4.9
(-) Deferred Tax Liability Created on Core Deposit Intangible	(1.0)
Goodwill Created	**$5.3**
(+) Core Deposit Intangible Created	4.9
Total Intangibles Created	**$10.2**

Note: Closing values are based on Estimated December 31, 2025
1) Assumes cancelation of ESOP loan and forfeiture of unallocated ESOP Shares

16

Tangible Book Value Dilution Reconciliation 1 1 16

Illustrative PF Net Income & EPS Accretion Reconciliations

Illustrative Net Income and EPS Impact

($ in millions, except per share data)	**2026 Estimated Pro Forma**
NWFL Net Income to Common (Consensus)	$25.7
PBBK Net Income to Common (PBBK management estimates)	$2.6
Combined Net Income	**$28.3**
After-Tax Acquisition Adjustments	
Cost Savings[1]	$2.5
Core Deposit Intangible Amortization	(0.7)
Purchase Accounting Fair Value Adjustments	3.4
Opportunity Cost of Cash	(0.5)
Combined Net Income	**$33.0**
Pro Forma Diluted Shares Outstanding	10.8
Pro Forma EPS	**$3.06**
NWFL Standalone EPS	**$2.77**
Accretion / (Dilution) to NWFL ($)	**$0.29**
Accretion / (Dilution) to NWFL (%)	**10.3%**

1) Assumes cost saves of 35% are 85% phased-in

17

Illustrative PF Net Income & EPS Accretion Reconciliations 17

PBBK: Non-GAAP Reconciliations

($ in 000's, unless otherwise indicated)	*As of December 31,*				MRQ
	2021	2022	2023	2024	Q1'25
Tangible common equity to tangible assets					
Total common stockholders' equity	$45,834	$45,987	$46,989	$48,658	$49,518
Less: Goodwill	0	0	0	0	0
Less: Other intangible assets	0	0	0	0	0
Tangible common equity (A)	45,834	45,987	46,989	48,658	49,518
Total Assets	314,929	386,547	439,748	451,317	467,105
Less: Goodwill	0	0	0	0	0
Less: Other intangible assets	0	0	0	0	0
Tangible assets (B)	314,929	386,547	439,748	451,317	467,105
Tangible common equity to tangible assets (A)/(B)	14.6%	11.9%	10.7%	10.8%	10.6%
Tangible common equity per common share					
Total common stockholders' equity	45,834	45,987	46,989	48,658	49,518
Less: Goodwill	0	0	0	0	0
Less: Other intangible assets	0	0	0	0	0
Tangible common equity (C)	45,834	45,987	46,989	48,658	49,518
Common shares outstanding (D) (actual)	2,777,250	2,845,076	2,679,967	2,552,115	2,552,315
Tangible common equity per common share (C)/(D) ($)	$16.50	$16.16	$17.53	$19.07	$19.40

18

PBBK: Non-GAAP Reconciliations 18

PBBK: Non-GAAP Reconciliations (Continued)

($ in 000's, unless otherwise indicated)	*For the Year Ended December 31,*				LTM	MRQ
	2021	2022	2023	2024	Q1'25	Q1'25
Return on average tangible common equity						
Net Income	$785	$2,114	$1,919	$1,772	$1,928	$473
Realized Gain on Securities (net of tax)	(20)	(78)	9	(6)	9	9
Nonrecurring Revenue (net of tax)	(92)	649	(41)	390	390	0
Add: Intangible amortization expense (net of tax)	0	0	0	0	0	0
Core Net Income Excl. Gain on Sale of Real Estate & Amrt of Intang. (E)	896	1,544	1,951	1,388	1,528	464
Average total equity	30,079	45,486	46,687	47,298	47,863	49,323
Less: Average goodwill	0	0	0	0	0	0
Less: Average other intangible assets	0	0	0	0	0	0
Average tangible common equity (F)	30,079	45,486	46,687	47,298	47,863	49,323
Core Return on Average Tangible Common Equity (E)/(F)	2.98%	3.39%	4.18%	2.93%	3.19%	3.76%
Return on average assets						
Net Income	785	2,114	1,919	1,772	1,928	473
Realized Gain on Securities (net of tax)	(20)	(78)	9	(6)	9	9
Nonrecurring Revenue (net of tax)	(92)	649	(41)	390	390	0
Add: Intangible amortization expense (net of tax)	0	0	0	0	0	0
Core Net Income Excl. Gain on Sale of Real Estate & Amrt of Intang. (E)	896	1,544	1,951	1,388	1,528	464
Average total assets	301,121	374,208	405,874	447,527	449,735	447,977
Average total assets	301,121	374,208	405,874	447,527	449,735	447,977
Core Return on Average Assets	0.30%	0.41%	0.48%	0.31%	0.34%	0.41%

Note: Nonrecurring Revenue reflects gain on sale of premises or equipment

19

PBBK: Non-GAAP Reconciliations (Continued) 19

PBBK: Non-GAAP Reconciliations (Continued)

($ in 000's, unless otherwise indicated)	For the Year Ended December 31,				LTM	MRQ
	2021	2022	2023	2024	Q1'25	Q1'25
Net interest margin						
Net interest income	$7,862	$10,864	$12,114	$11,094	$11,532	$3,070
Average earning assets	$292,440	$365,458	$395,971	$437,373	$438,918	$436,929
Net Interest Margin[1]	2.69%	2.97%	3.06%	2.54%	2.63%	2.81%
Efficiency Ratio						
Total Noninterest Expense	$7,299	$8,436	$9,803	$10,197	$10,360	$2,661
Foreclosure & Repo	0	0	0	0	0	0
Amortization of Intagibles & Goodwill Impaiment	0	0	0	0	0	0
Total Operating Expense	7,299	8,436	9,803	10,197	10,360	2,661
Net Interest Income	$7,862	$10,864	$12,114	$11,094	$11,532	$3,070
Total Noninterest Income	820	695	826	827	874	242
Total Operating Revenue	8,682	11,559	12,940	11,921	12,406	3,312
Efficiency Ratio	84.1%	73.0%	75.8%	85.5%	83.5%	80.3%

1) Calculated using annualized net interest income divided by average earning assets.

20

PBBK: Non-GAAP Reconciliations (Continued) 20

Thank You

Exhibit 99.2

Norwood Financial Corp Extends its Pennsylvania Presence with

Strategic Acquisition of PB Bankshares, Inc.

July 7, 2025

For Immediate Release

HONESDALE, PA. AND COATESVILLE, PA. — Norwood Financial Corp (“Norwood Financial”) (NASDAQ: NWFL), headquartered in Honesdale, Pennsylvania, and PB Bankshares, Inc. (“Presence”) (NASDAQ: PBBK), headquartered in Coatesville, Pennsylvania, jointly announced today that both companies’ boards of directors have unanimously approved an agreement and plan of merger (the “Agreement”) pursuant to which Presence will merge with and into Norwood.

Norwood Financial is the bank holding company for Wayne Bank, which operates 30 banking offices in Pennsylvania and New York. As of March 31, 2025, Norwood Financial had consolidated assets of $2.4 billion. Presence is the bank holding company for Presence Bank, which operates four banking offices, one loan production office and one administration office in Central and Southeastern Pennsylvania. Presence had assets of $467 million as of March 31, 2025. In connection with the merger of the holding companies, Presence’s subsidiary, Presence Bank, will be merged into Wayne Bank. The combined company will have approximately $3.0 billion in assets and will be a premier Pennsylvania community bank operating in Northeastern, Central and Southeastern Pennsylvania.

This strategic combination represents a substantial expansion of Norwood Financial’s geographic footprint into higher growth markets in Central and Southeastern Pennsylvania, while enhancing Presence Bank’s capacity to provide exceptional service and solutions to its existing customers in the markets it serves.

A joint announcement of the transaction was made today by James O. Donnelly, President, CEO and Director of Norwood Financial, and Janak M. Amin, President, CEO and Director of Presence. Mr. Donnelly stated, “I am very pleased to announce our merger with Presence Bank, a nearly 106-year-old institution which shares the same values, culture, and commitment to high quality customer service found at Wayne Bank.” He continued, “Presence is a growing and respected institution located within the most demographically attractive markets in Pennsylvania. Joining these institutions provides Wayne Bank with the opportunity to deepen Presence Bank’s relationships with its customers, given our broader product mix and larger balance sheet. We look forward to working with Janak and his team to improve the financial lives of the businesses and individuals operating in Presence Bank’s communities.”

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“We are equally excited for this strategic partnership and the opportunity to gain market share in Central and Southeastern Pennsylvania” commented Mr. Amin who will be joining Wayne Bank as Executive Vice President and Chief Operating Officer upon closing of the transaction. “We have admired the leadership of Jim and his team, the similar culture and values we share, and the reputation of Wayne Bank as a premier Pennsylvania-based community bank. This combination will provide our customers and communities with greater access to additional products and services. This will result in an enhanced customer experience for our commercial base and the opportunity to augment the retail portion of our business with their product set and consumer verticals.”

Under the terms of the merger agreement, 80% of Presence’s common shares will be converted into Norwood Financial common stock while the remaining 20% will be exchanged for cash. Presence’s shareholders will have the option to elect to receive either 0.7850 shares of Norwood Financial common stock or $19.75 in cash for each common share of Presence they own. The election is subject to proration to ensure that, in the aggregate, 80% of the transaction consideration will be paid in the form of Norwood Financial common stock. All options to purchase Presence’s common stock will be cashed out upon completion of the merger. Based on the closing price $26.65 for Norwood Financial Common Stock on July 3, 2025, the transaction would have an aggregate value of approximately $54.9 million. The purchase price reflects a multiple of 106.6% of Presence’s March 31, 2025, tangible book value and a 2.3% core deposit premium. Following completion of the transaction, Presence shareholders who elect to receive common stock share consideration will receive a quarterly cash dividend equal to approximately $0.24 per Norwood Financial share of common stock based on Norwood Financial’s current quarterly dividend of $0.31 per share of common stock. This dividend reflects a yield of 3.6% based on Norwood Financial’s closing price of $26.65 on July 3, 2025.

Holders of Presence’s common stock prior to the consummation of the merger will own approximately 14% of Norwood Financial’s common stock outstanding immediately following the completion of the merger. The merger is expected to be approximately 10% accretive to earnings per share in 2026, while resulting in 4.2% tangible book value dilution as of the closing date and a tangible book value earn back of 2.5 years.

The parties have agreed that two non-employee Presence Bank board members will be joining the Norwood Financial and Wayne Bank boards, with one member joining for a term of two years and the other joining for three years. Concurrent with the entering into of the Agreement, Presence President and CEO, Janak M. Amin, entered into an Employment Agreement and a Non-Competition and Non-Solicitation agreement with Norwood Financial and Wayne Bank. In addition, selected Presence executives are expected to continue employment with Norwood Financial moving forward.

2

The merger is subject to the satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by Presence’s shareholders. It is expected that the transaction will close in either late 4th quarter of 2025 or early 1st quarter of 2026.

Janney Montgomery Scott LLC is serving as financial advisor and rendered a fairness opinion to Norwood Financial and Jones Walker LLP, Washington, DC, and Meeks Butera & Israel PLLC are serving as Norwood Financial’s legal counsel. Stephens Inc. is serving as financial advisor and rendered a fairness opinion to Presence and Barley Snyder LLP is serving as Presence’s legal counsel.

About Norwood Financial Corp

Norwood Financial Corp, through its subsidiary, Wayne Bank operates sixteen offices in Northeastern Pennsylvania and fourteen offices in Delaware, Sullivan, Ontario, Otsego and Yates Counties, New York. As of March 31, 2025, Norwood Financial had total assets of $2.4 billion, loans outstanding of $1.8 billion, total deposits of $2.0 billion and total equity capital of $221 million. The Company’s stock is traded on the Nasdaq Global Market under the symbol “NWFL”.

About PB Bankshares, Inc.

PB Bankshares, Inc. is the holding company for Presence Bank. Presence Bank was founded in 1919 and currently operates four banking offices and one loan production office in Chester, Lancaster and Dauphin Counties, Pennsylvania.

Cautionary Notes on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Norwood Financial and Presence, including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Norwood Financial and Presence’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

3

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of Norwood Financial and Presence may not be combined successfully, or such combination may take longer than expected; the cost savings from the merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the merger may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger or otherwise; the stockholders of Presence may fail to approve the merger; the interest rate environment may further compress margins and adversely affect new interest income; the risks associated with continued diversification of assets and adverse changes to credit quality; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Norwood Financial’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Norwood Financial or Presence or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Norwood Financial and Presence do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information about the Proposed Transaction

Norwood Financial intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed merger, which will include a prospectus for the offer and sale of Norwood Financial common stock as well as the proxy statement of Presence for the solicitation of proxies from its shareholders for use at the meeting at which the merger will be considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF PRESENCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, including the proxy statement/prospectus (when it becomes available) and other relevant documents filed by Norwood Financial with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Norwood Financial Corp, 717 Main Street, Honesdale, Pennsylvania 18431, attention: John M. McCaffery (570) 253-1455, or PB Bankshares, Inc., 185 East Lincoln Highway, Coatesville, Pennsylvania 19320, attention: Mackenzie Jackson, Corporate Secretary, (610) 384-8282.

4

Norwood Financial, Presence and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders of Presence in connection with the proposed merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the proxy statement/prospectus relating to the Transaction. Information concerning Norwood Financial’s directors and executive officers, including their ownership of Norwood Financial common stock, is set forth in its proxy statement previously filed with the SEC on March 18, 2025. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. You may obtain free copies of these documents from Norwood Financial or Presence using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more Information please contact:

Norwood Financial Corp.

John M. McCaffery

EVP & Chief Financial Officer

(570) 253-1455

PB Bankshares, Inc.

Janak M. Amin

President & CEO

(610) 384-8282

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